Notice of

2022

Annual
Stockholders'
Meeting
and

Proxy
Statement

 KORN FERRY

What We Stand For: Our Values

Inclusion

We embrace people with different points of view, from all backgrounds. And we think and work as one team.

Honesty

We say what we mean and we do what we say. We hold ourselves to the highest standards. And we make it safe for people to speak out when they see something wrong.

Knowledge

We are insatiably curious, always learning new things. And we actively help our colleagues grow and develop, too, with mentoring and support.

Performance

We never settle for the status quo. We always strive to be better today than we were yesterday and do our best for our clients, colleagues, and stockholders.

KORN FERRY ®

Table of Contents

Index of Frequently Accessed Information

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Dear Fellow Stockholders,

On behalf of the Board of Directors (the "Board") of Korn Ferry (the "Company," "we," "its," and "our") and all of our Korn Ferry colleagues, I am delighted to invite you to attend our 2022 Annual Meeting of Stockholders on September 22, 2022 at 8:00 a.m. Pacific Time.

Korn Ferry's fiscal year 2022 results were outstanding, a testament of the strength and dedication of our management team, the talent and resilience of our workforce, and the continued trust of our clients. Korn Ferry achieved record fee revenue of $2.63 billion (up 45% year over year), record net income attributable to Korn Ferry of $326.4 million (up 185% year over year), and record adjusted EBITDA* of $539 million (up 88% year over year) against the challenging backdrop of the ongoing coronavirus pandemic ("COVID-19"), war in Ukraine, and significant inflationary headwinds.

In fiscal year 2022, Korn Ferry continued to pursue a balanced capital allocation framework. The Company repurchased almost $100 million in shares, paid cash dividends of approximately $27 million, and acquired Lucas Group and Patina Solutions Group, Inc. to enhance our professional search and interim solutions business offerings.

Looking beyond our financial performance, Korn Ferry delivered for its colleagues and broader communities. As part of our environmental, social, and governance ("ESG") initiatives:

- We supported our Ukrainian operations (including by providing lodging, relocation, and wellbeing resources to our colleagues), and the Korn Ferry Charitable Foundation (the "Foundation") donated to humanitarian organizations focused on the people of Ukraine.
- We increased our investment in internal talent development through programs such as the Mosaic Emerging Talent Program focused on diverse, high potential early-to-mid career professionals from across our lines of business and corporate functions.
- We continued to provide financial and resource support for the Foundation's Leadership U for Humanity program, which is available at no cost to participants, and offers an interactive six-month leadership development program to help mid-level professionals of color and other professionals from underrepresented backgrounds strengthen their leadership skills and empower them to accomplish their career goals.
- We are on track to meet or exceed our target to reduce total Scope 1 and Scope 2 (market-based) greenhouse gas emissions for our global offices by 30% by 2025, compared to our 2019 emissions.
- We invested in carbon removal projects in fiscal year 2022.

We invite you to learn more about our ESG activities in our recently published 2021 ESG Report.

We are committed to pursuing Korn Ferry's objective to expand its position as the preeminent organizational consulting firm by finding better ways to do our work, developing new capabilities, and creating strategies for success as we build an even stronger and more innovative company that delivers value to its employees, clients, stockholders, and communities. Despite the persistent external difficulties of COVID-19, uncertain economic headwinds, and heightened geopolitical tensions, we believe Korn Ferry is well-positioned for both a successful fiscal year 2023 and for substantial long-term success.

I also want to take a moment to mention that I will be retiring from the Board as of the 2022 Annual Meeting. It has been an honor to serve you and the broader Korn Ferry community alongside such a talented group of fellow Board members. After careful consideration, the Board has elected my colleague Jerry Leamon to serve as your new Board Chair following the 2022 Annual Meeting. Jerry has ably served Korn Ferry since joining the Board in 2012, and I know the Board, Korn Ferry, and our stakeholders will benefit from his experienced and thoughtful leadership.

In light of the continued public health impact of COVID-19, our 2022 Annual Meeting of Stockholders will be conducted online this year through a live audiocast, which is often referred to as a "virtual meeting" of stockholders. Our digital format allows stockholders to participate safely, conveniently, and effectively. We intend to hold our virtual meeting in a manner that affords stockholders the same general rights and opportunities to participate, to the extent possible, as they would have at an in-person meeting.

We look forward to your participation at the 2022 Annual Meeting of Stockholders. Thank you for your interest and investment in Korn Ferry.

Christina Gold, our current Board Chair, and George Shaheen will be retiring from our Board as of the Annual Meeting. Over the past years, Christina and George have served Korn Ferry with an abiding focus on safeguarding the best interests of the Company and our stakeholders. On behalf of myself, the rest of the Board, and Korn Ferry's stockholders, I thank and congratulate Christina and George for their years of outstanding service.

Gary Burnison
Chief Executive Officer

Sincerely,

Christina Gold

Christina A. Gold,
Chair of the Board
August 11, 2022
Korn Ferry
1900 Avenue of the Stars, Suite 1500
Los Angeles, CA 90067
(310) 552-1834

* Adjusted EBITDA is a non-GAAP financial measure. For a discussion of this measure and for reconciliation to the most directly comparable GAAP measure, see Appendix A to this Proxy Statement.

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Notice of 2022 Annual Meeting

Meeting Information


Time and Date
8:00 a.m. Pacific Time
September 22, 2022


Location
Live Audiocast at
www.virtualshareholdermeeting.com/KFY2022


Record Date
July 29, 2022

Meeting Agenda

1. Elect the eight directors nominated by our Board of Directors (the "Board") and named in the Proxy Statement to serve on the Board until the 2023 Annual Meeting of Stockholders.

    **FOR** each Director Nominee

2. Vote on a non-binding advisory resolution to approve the Company's executive compensation.

    **FOR**

3. Approve the Korn Ferry 2022 Stock Incentive Plan.

    **FOR**

4. Approve the Korn Ferry Amended and Restated Employee Stock Purchase Plan.

    **FOR**

5. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the Company's 2023 fiscal year.

    **FOR**

6. Transact any other business that may be properly presented at the Annual Meeting.

Virtual Meeting: In light of the ongoing public health and travel safety concerns relating to the coronavirus pandemic ("COVID-19"), Korn Ferry (the "Company," "we," "its," and "our") will hold its 2022 Annual Meeting of Stockholders (the "Annual Meeting") online.

Who Can Vote: Stockholders who owned our common stock as of the close of business on July 29, 2022 (the "Record Date") can vote online at the Annual Meeting or any adjournments or postponements thereof.

How to Attend: To attend the Annual Meeting online, vote or submit questions during the Annual Meeting, or view the stockholder list, stockholders of record will need to go to www.virtualshareholdermeeting.com/KFY2022 and log in using their 16-digit control number included on their proxy card or Notice of Internet Availability of Proxy Materials (the "Notice"). Beneficial owners should review these proxy materials and their voting instruction form or the Notice for how to vote in advance of, and how to participate in, the Annual Meeting.

How You Can Vote


1-800-690-6903
Via **telephone**


Before the Annual Meeting by visiting **www.proxyvote.com**
During the Annual Meeting by visiting **www.virtualshareholdermeeting.com/ KFY2022**
Via **Internet**


Sign, date, and mail the enclosed proxy card (if you received one)
Via **mail**

Please read the proxy materials carefully before voting.

Your **vote is important**, and we appreciate your cooperation in considering and acting on the matters presented. For more information, see pages 91 - 94.

Meeting Disruption: In the event of a technical malfunction or situation that the chair of the Annual Meeting determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair of the Annual Meeting will convene the meeting at 9:00 a.m. Pacific Time on the date specified above and at the Company's address at 1900 Avenue of the Stars, Suite 1500, Los Angeles, CA 90067, solely for the purpose of adjourning the Annual Meeting to reconvene at a date, time, and physical or virtual location announced by the chair of the Annual Meeting. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at https://ir.kornferry.com.

August 11, 2022
Los Angeles, California
By Order of the Board of Directors,

[signature]

Jonathan Kuai
General Counsel, Managing Director of Business Affairs & ESG, and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on September 22, 2022:
The Proxy Statement and accompanying Annual Report to Stockholders are available at ***www.proxyvote.com.***

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Annual Meeting of Stockholders (page 91)

Date and Time: September 22, 2022 at 8:00 a.m. Pacific Time

Location: www.virtualshareholdermeeting.com/KFY2022

Admission: To participate in the Annual Meeting online, including to vote during the Annual Meeting, stockholders will need the 16-digit control number included on their proxy card, the Notice or voting instruction form, or contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

Who Can Vote: Holders of Korn Ferry's common stock at the close of business on July 29, 2022.

How to Vote: On or about August 11, 2022, we will mail the Notice to stockholders of our common stock as of July 29, 2022, other than those stockholders who previously requested electronic or paper delivery of communications from us. Stockholders can vote by any of the following methods described on pages 91 – 93.

Voting Roadmap (page 91)

Proposal	Board Recommendation	Page Reference
1 Election of Directors • 7 of 8 nominees are independent • Diverse slate, including 2 committees led by directors from underrepresented groups (by gender or race/ethnicity) • Active Board refreshment, with five new directors or nominees in last five years • Robust Board oversight of Company strategy and risks • Responsive and evolving corporate governance practices	✓ **FOR each Director Nominee**	12
2 Advisory Resolution to Approve Executive Compensation • Program intended to offer competitive total direct compensation opportunities aligned with stockholder interests • Executives incentivized to focus on short-and long-term Company performance • Returned to the Company's standard mix of 60% performance-based awards and 40% time-based awards at the beginning of fiscal year 2022 • Management outreach to 72% of outstanding shares post-2021 Annual Meeting	✓ **FOR**	33
3 Approval of the Korn Ferry 2022 Stock Incentive Plan • Allows the Company to continue to maintain a compensation policy that includes a balanced mix of cash and equity • Helps the Company compete more effectively for key employee talent • Aligns the long-term interests of employees and stockholders	✓ **FOR**	66
4 Approval of the Korn Ferry Amended and Restated Employee Stock Purchase Plan • Aids the Company in attracting and retaining employees • Aligns the interests of participating employees with those of stockholders by promoting stock ownership	✓ **FOR**	78
5 Ratification of Independent Registered Public Accounting Firm • Independent firm with reasonable fees and strong geographic and subject matter coverage • Performance annually assessed by the Audit Committee • Served as independent registered public accounting firm since 2002 • Lead audit partner rotated in June 2020	✓ **FOR**	84

Highlights for Fiscal Year 2022

❙ *Return to Stockholders*



$99 million *(1.47M shares)* Share repurchases

$126 million

$27 million Dividends

❙ *Fee Revenue*

Record-breaking

$2.63B

in FY'22

❙ *Net Income Attributable to Korn Ferry*

All-time high of

$326.4M

in FY'22

❙ *Adjusted EBITDA**

All-time high of

$539M

in FY'22

❙ *Three-Year TSR Performance*



━━ *KFY Stock*   ── *Peer Group***

** *Excludes CoreLogic, Inc. and Nielsen Holdings Plc due to their recent and pending acquisitions, respectively.*

Business Performance

Achieved:

❙ Record Fee Revenue of $2.63 billion, up 45% over fiscal year 2021, and **operating margin** of 17.9%.

❙ All-time high Diluted Earnings Per Share of $5.98, up 186% over fiscal year 2021.

❙ All-time high net income attributable to Korn Ferry of $326.4 million, up 185% over fiscal 2021.

❙ All-time high Adjusted EBITDA* of $539 million, up 88% over fiscal year 2021, and **Adjusted EBITDA margin*** of 20.5%.

❙ All-time high Adjusted Diluted Earnings Per Share* of $6.23, up 148% over fiscal year 2021.

* *Adjusted Diluted Earnings Per Share, Adjusted EBITDA, and Adjusted EBITDA margin are non-GAAP financial measures. For a discussion of these measures and for reconciliation to the most directly comparable GAAP measures, see Appendix A to this Proxy Statement.*

2022 Awards and Recognitions

				
A Top Executive Search Firm	**#1 Executive Search Firm in the Americas**	**Leader in Sales Training Service Providers**	**Leader in Recruitment Process Outsourcing (RPO) and Star Performer**	**A Top Professional Search Firm**
Forbes Magazine	*HuntScanlon*	*Gartner Magic Quadrant*	*Everest Group*	*Forbes Magazine*
6th Consecutive Year	**2nd Consecutive Year**	**2nd Consecutive Year**	**5th Consecutive Year**	**5th Consecutive Year**

Environmental, Social, and Governance ("ESG") Accomplishments

▌ Published **2021 ESG Report** and **2021 SASB Report**. Received Platinum and Gold honors from MarCom Awards for our 2020 Corporate Responsibility Report and Platinum honors from Hermes Awards for our 2021 ESG Report.

▌ Awarded the **2021 Silver Status Medal** from EcoVadis for sustainability practices for the third consecutive year, and placed in the top 16% of companies assessed by EcoVadis based on our score.

▌ Again achieved **Management Level rating**, this time for 2021 submission to the CDP Climate Change survey, which detailed our calendar year 2020 greenhouse gas emissions and climate-related practices.

▌ Recognized by Seramount (formerly Working Mother Media) as **one of the 2021 100 Best Companies for parents to work** for the third consecutive year, as **one of the 2021 Best Companies for Dads** for the second consecutive year, and as **one of the 2022 Top Companies for Executive Women** for the third consecutive year.

▌ For the fourth consecutive year, earned a **perfect score of 100** on the 2022 Human Rights Campaign Foundation's Corporate Equality Index and **named a "best place to work" for LGBTQ+ equality**.

▌ **Awarded $700,000 of scholarships to date through our independent, not-for-profit**—the Korn Ferry Charitable Foundation— with the mission of making real, lasting changes by helping people exceed their potential through opportunity.

▌ Continued to **achieve certification to internationally recognized standards** for mature global privacy and security programs (ISO/IEC 27001 and ISO/IEC 27018).

▌ In 2021, named one of the **Top Employers for Latino Leaders** by the Council for Latino Workplace Equity, an initiative under the National Diversity Council.

Corporate Governance (page 22)

Strong Governance Practices
Annual Director Elections for All Directors.
Majority Voting in Uncontested Elections.
Committee Oversight of ESG Program.
No Supermajority Voting Standards.
Stockholder Right (at 25% Threshold) to Call Special Stockholder Meetings.

Board Structure	Committees, Attendance, and Commitments	Stockholder Engagement
Independent Chair of the Board.	Independent Audit, Compensation, and Nominating Committees.	Stockholder Communication Process for Communicating with the Board.
8 of the 9 Directors on the Board are Independent.	All Directors Attended at Least 75% of Board and Their Respective Committee Meetings.	Regular Stockholder Engagement Throughout the Year.
Independent Directors Meet in Regular Executive Sessions.	No Director Serves on More Than 4 Public Company Boards.	Outreach to Stockholders Representing Approx. 75% of Outstanding Shares Prior to 2021 Annual Meeting (and Met with Stockholders Representing 55%).
10-Term Service Limit for Non-Executive Directors Joining the Board after October 1, 2020.	2 Committees Led by Directors from Underrepresented Groups (by Gender or Race/Ethnicity).	Outreach to Stockholders Representing Approx. 72% of Outstanding Shares After 2021 Annual Meeting (and Met with Stockholders Representing 21%).

Governance Insights (pages 13, 37, and 86)

Each of the Company's three standing Board committees is committed to staying abreast of the latest issues impacting good corporate governance. The Company has included three sets of Questions & Answers ("Q&As"), one with the chair of each of the Company's standing committees.

These Q&As are meant to provide stockholders with insight into committee-level priorities and perspectives on Board refreshment and ESG matters, the return to our traditional approach to compensating our executives and key employees once the Compensation and Personnel Committee of the Board was able to understand better the impact of the COVID-19 pandemic on the Company's business, and the oversight of our independent registered public accounting firm.

Board Nominees (pages 17 – 21)



**President/CEO
of Korn Ferry**
Age: 61
Director Since: 2007

Committee Memberships: None

Experience:
- 20+ years of service with Korn Ferry
- Former Principal and CFO, Guidance Solutions

*Gary D.
BURNISON*



Independent
Age: 60
Director Since: 2021

Committee Memberships:
Audit
Comp. & Pers.

Experience:
- Former EVP and CFO, USAA
- Former SVP and CFO, Luby's Inc.
- Former Senior Manager, Ernst & Young LLP
- Certified Public Accountant

*Laura M.
BISHOP*




Independent
Age: 62
Director Since: 2015

Committee Memberships:
Nom. & Corp. Gov. (Chair)
Comp. & Pers.

Experience:
- President and CEO, Midland Cogeneration Venture
- Former CEO, New Generation Power International
- Former President and CEO, CPS Energy

*Doyle N.
BENEBY*


Board Tenure* and Diversity
❙ *As of Filing*

Average Tenure:
7.6 years

5 years and less: 37.5%
6 to 10 years: 37.5%
More than 10 years: 25.0%



67%**
Underrepresented

22% } 1 Hispanic/Latino Director
1 Black/African-American Director

44% } 4 Female Directors

including 2 Military Veterans***



Independent
Age: 63
Director Since: 2019

Committee Memberships:
Comp. & Pers
Nom. & Corp. Gov.

Experience:
- Former Commander, U.S. Northern Command and NORAD (North American Aerospace Defense Command), Department of the Air Force (Ret.)
- 3+ decades of U.S. Air Force experience
- Four Star General and first female U.S. Combatant Commander

*Lori J.
ROBINSON*


*   *Tenure is provided for non-executive directors only. The "As of Filing" tenure calculations include Ms. Gold's service with the Board since 2014 and Mr. Shaheen's cumulative service with the Board from 2009 to 2019, and from April 2020 to present.*

** *This graphic represents directors who are members of underrepresented groups (by gender or race/ethnicity).*

*** *Not included in percentages of directors from underrepresented groups.*

Audit Audit   **Comp. &** Compensation   **Nom. & Corp.** Nominating and    Member of Underrepresented
                           Pers. and Personnel   **Gov.** Corporate Governance   Group (by gender or race/ethnicity)



Independent
Age: 63
Director Nominee

Experience:
- Former Chairman, CEO and President, Parsons Corporation
- 14+ years of public board experience

Charles L.
HARRINGTON

Independent
Age: 71
Director Since: 2012

Committees Memberships:
Comp. & Pers. (Chair)
Audit

Experience:
- Former Global Managing Director, Deloitte
- Almost 40 years at Deloitte with responsibility for services to many of its largest clients



Jerry P.
LEAMON

Board Tenure* and Diversity
| *If All Nominees Are Elected*



Average Tenure: **5.8 years**	**5 years and less: 57%**
	6 to 10 years: 29%
	More than 10 years: 14%

63%** Underrepresented

25% } 1 Hispanic/Latino Director
} 1 Black/African-American Director

38% } 3 Female Directors

*including 1 Military Veteran****

Independent
Age: 67
Director Since: 2017

Committee Memberships:
Audit

Experience:
- Former Chairman of the Board of Directors, and Former President and CEO, of Deckers Brands (formerly known as Deckers Outdoor Corporation)
- 24+ years of public board experience



Angel R.
MARTINEZ



Independent
Age: 71
Director Since: 2008

Committee Memberships:
Audit (Chair)
Nom. & Corp. Gov.

Debra J.
PERRY

Experience:
- Former senior managing director in the Global Ratings and Research Unit of Moody's Investors Service, Inc.
- 23 years of financial services experience
- 17+ years of public company audit committee experience

* *Tenure is provided for non-executive directors only.*

** *This graphic represents directors who are members of underrepresented groups (by gender or race/ethnicity).*

*** *Not included in percentages of directors from underrepresented groups.*

Audit Audit   **Comp. &** Compensation   **Nom. & Corp.** Nominating and    *Member of Underrepresented*
Pers. *and Personnel*   **Gov.** *Corporate Governance*   *Group (by gender or race/ethnicity)*

2022 Executive Compensation Summary (page 51)

	Gary D. Burnison[1]	Robert P. Rozek[2]	Byrne Mulrooney[3]	Mark Arian[4]
	89% At Risk	86% At Risk	83% At Risk	83% At Risk
Salary	$985,000	$616,667	$533,333	$533,333
Stock Awards	$5,052,479	$2,105,429	$1,515,800	$1,515,800
Non-Equity Incentive Plan Compensation	$3,450,000	$1,725,000	$1,170,125	$1,158,108
Change in Pension Value and Nonqualified Deferred Compensation Earnings	–	–	–	–
All Other Compensation	$42,219	$34,346	$39,822	$38,971
Total	$9,529,698	$4,481,442	$3,259,080	$3,246,212

(1) President and Chief Executive Officer
(2) Executive Vice President, Chief Financial Officer and Chief Corporate Officer
(3) Chief Executive Officer of RPO and Digital
(4) Chief Executive Officer of Consulting

2022 Executive Total Compensation Mix (page 39)

❙ *CEO Compensation Mix**



89% At Risk

10% <1% 53% 36%

❙ *Other NEO Compensation Mix**



84% At Risk

15% 1% 47% 37%

● Salary ● Equity Incentives ● Annual Cash Incentive ● Other

* *Equity awards based upon grant date value.*

Compensation Process Highlights (pages 26 and 38 – 41)

- Our Compensation and Personnel Committee receives advice from its independent compensation consultant.
- We review total direct compensation and the mix of the compensation components for our named executive officers relative to our peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers with the unique set of skills necessary to manage and motivate our global people and organizational consulting firm.

Elements of Compensation (pages 42 – 48)

Element	Purpose	Determination
Base Salary	Compensate for services rendered during the fiscal year and provide sufficient fixed cash income for retention and recruiting purposes.	Reviewed on an annual basis by the Compensation and Personnel Committee taking into account competitive data from our peer group, input from our compensation consultant, and the executive's individual performance.
Annual Cash Incentives	Motivate and reward named executive officers for achieving performance goals over a one-year period.	Determined by the Compensation and Personnel Committee based upon performance goals, strategic objectives, and competitive data.
Long-Term Incentives	Align the named executive officers' interests with those of stockholders and motivate and retain top talent.	Determined by the Compensation and Personnel Committee based upon a number of factors including competitive data, total overall compensation provided to each named executive officer, and historical grants.

Compensation Practices (page 38)

✓ Our Board has adopted a clawback policy applicable to all cash incentive payments and performance-based equity awards granted to executive officers.

✓ Our named executive officers are not entitled to any "single trigger" equity acceleration in connection with a change in control.

✓ We have adopted policies prohibiting hedging, speculative trading, or pledging of Company stock.

✓ All named executive officers are subject to stock ownership requirements.

✓ We do not provide excise tax gross-ups to any of our executive officers.

Forward-Looking Statements & Website References

This Proxy Statement contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, statements regarding the Company's plans, objectives, expectations, and intentions, including regarding the Company's goals or expectations with respect to corporate responsibility, sustainability, employees, environmental matters, policy, procurement, philanthropy, data privacy and cybersecurity, and business risks and opportunities. These statements are based on current expectations and are subject to numerous risks and uncertainties, many of which are outside of the control of Korn Ferry. Forward-looking statements are not guarantees or promises that goals or targets will be met. The Company undertakes no obligation to update any forward-looking or other statements, whether as a result of new information, future events, or otherwise, and notwithstanding any historical practice of doing so. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future—any such information included in, and any ESG issues identified as material for purposes of, this document may not be considered material for Securities and Exchange Commission ("SEC") reporting purposes. In the context of this Report, the term "material" is distinct from, and should not be confused with, such term as defined for SEC reporting purposes. Actual results may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including those factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading "Risk Factors," a copy of which is being made available with this Proxy Statement, and subsequent quarterly reports on Form 10-Q.

Website references and hyperlinks throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this Proxy Statement, nor does it constitute a part of this Proxy Statement.

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01
Governance

Proposal No. 1
Election of Directors

Our stockholders will be asked to consider the following eight nominees for election to our Board to serve for a one-year term until the 2023 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, subject to their earlier death, resignation, or removal:

Name	Position with Korn Ferry
Doyle N. Beneby	Director
Laura M. Bishop	Director
Gary D. Burnison	Director and Chief Executive Officer
Charles L. Harrington	Nominee
Jerry P. Leamon	Director
Angel R. Martinez	Director
Debra J. Perry	Director
Lori J. Robinson	Director

Ms. Gold and Mr. Shaheen will not be standing for re-election at the Annual Meeting. The Company is most grateful to Ms. Gold and Mr. Shaheen for their valuable service to the Company.

Each of the nominees was previously elected by stockholders at the 2021 Annual Meeting of Stockholders, except for Charles L. Harrington. Charles L. Harrington was identified as part of a thorough search process conducted by Korn Ferry's internal board search consultants. Detailed biographical information regarding each of these nominees is provided in this Proxy Statement under the heading "Background Information Regarding Director Nominees." Our Nominating and Corporate Governance Committee has reviewed the qualifications of each of the nominees and has recommended to the Board that each nominee be submitted to a vote at the Annual Meeting.

All of the nominees have indicated their willingness to serve, if elected, but if any should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board. The Company did not receive any stockholder nominations for director. Proxies cannot be voted for more than the number of nominees named in this Proxy Statement.

Required Vote

In uncontested elections, directors are elected by a majority of the votes cast, meaning that each director nominee must receive a greater number of shares voted "for" such nominee than the shares voted "against" such nominee. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board. In that situation, the Company's Nominating and Corporate Governance Committee would

make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Within 90 days from the date the election results were certified, the Board would act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and rationale behind it.

In a contested election, directors are elected by a plurality of the votes cast.



RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** each of the nominees named above for election as a director.

The Board of Directors

The Company's Restated Certificate of Incorporation provides that the number of directors shall not be fewer than eight nor more than fifteen, with the exact number of directors within such limits to be determined by the Board. Currently, the Board is comprised of nine directors; effective immediately following the election of directors at the Annual Meeting, the size of the Board will be reduced to eight directors. Upon the recommendation of the Company's Nominating and Corporate Governance Committee, the Board has nominated the following persons to serve as directors until the 2023 Annual Meeting of Stockholders or their earlier death, resignation or removal:

Doyle N. Beneby	Jerry P. Leamon
Laura M. Bishop	Angel R. Martinez

Gary D. Burnison	Debra J. Perry
Charles L. Harrington	Lori J. Robinson

Each of the named nominees is independent under the NYSE rules, except for Mr. Burnison. If re-elected, Mr. Leamon will serve as the Company's independent Non-Executive Chair of the Board.

The Board held 9 meetings during fiscal year 2022. Each of the incumbent directors attended at least 75% of the Board meetings and the meetings of committees of which they were members in fiscal year 2022. Directors are expected to attend each annual meeting of stockholders. Seven of the directors then-serving attended the 2022 Annual Meeting of Stockholders online.

Governance Insights

Board Refreshment & ESG Matters

Q & A with Doyle Beneby, Chair of the Nominating and Corporate Governance Committee

Question: How has the Board's membership evolved to garner new ideas and perspectives, and to respond to the ever-changing needs of the Company's clients and other stakeholders?

The Board actively seeks candidates representing a range of tenures, areas of expertise, industry experience, and backgrounds. A central responsibility of the Nominating and Corporate Governance Committee is to identify and recommend individuals to the Board for nomination as members. Our active attention to the evolving landscape in which the Company and its stakeholders operate is reflected in our robust refreshment over the last five years:

- In 2017, the Board added Angel R. Martinez to, among other benefits, increase its knowledge of products and marketing.
- In 2019, the Board added Len J. Lauer (who unexpectedly passed away in April 2020) and Lori J. Robinson, each of whom brought a number of valuable perspectives and experiences to the Board, including, in the case of Gen. (ret.) Robinson, extensive leadership, strategic oversight, and international experience.
- In 2021, the Board added Laura M. Bishop to increase the Board's financial expertise and experience in executive management and corporate governance.
- And in 2022, the Board nominated Charles L. Harrington to expand the breadth of the Board's experience in business and technology transformation for complex organizations, as well as leadership and financial/audit expertise.

Question: How is the Company's ESG Program, and the Board's oversight of it, continuing to evolve?

The Nominating and Corporate Governance Committee is responsible for overseeing the Company's ESG Program, which includes initiatives that seek to improve the way we work and live, empower diversity, equity, and inclusion, and give back to the communities in which we operate.

The Proxy Statement Summary on page 4 highlights a number of recent ESG recognitions of which we are proud, and below are some of our ESG Program's recent initiatives and accomplishments:

Reporting

- The Company published its fourth ESG Report, covering 2021 activities and achievements, and its second report in general alignment with the reporting recommendations for its industry by the Sustainability Accounting Standards Board.
- Korn Ferry was awarded the 2021 Silver Status Medal from EcoVadis for its sustainability practices for the third consecutive year, and our score placed us in the top 16% of companies that EcoVadis assessed.
- For the fifth consecutive year, Korn Ferry responded to the CDP Climate Change survey, reporting on our greenhouse gas emissions and broader practices related to climate change. Korn Ferry again achieved a Management Level rating, this time for our 2021 submission for having a strong awareness of our climate change impacts and opportunities, as well as managing them effectively.
- The Company is in the process of preparing its inaugural report in alignment with the standards of the Task Force for Climate-Related Disclosures, with disclosure anticipated in 2023.

❙ *ESG Awards and Recognitions*

100 Best Companies for Parents to Work *Seramount*	**Best Companies for Dads** *Seramount*	**Top Companies for Executive Women** *Seramount*	**Best Companies for LGBTQ+ Equality** Human Rights Campaign	**Top Employers for Latino Leaders** *National Diversity Counsel*
2019 **2020** **2021**	**2020** **2021**	**2020** **2021** **2022**	**2019** **2020** **2021** **2022**	**2021**

   

Director Qualifications

Our Approach	The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee the Company's business. In addition, the Board believes there are certain attributes every director should possess, as reflected in the Board's membership criteria discussed below. Accordingly, the Board and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.
Minimum Criteria	The Nominating and Corporate Governance Committee is responsible for developing and recommending Board membership criteria to the full Board for approval. The criteria, which are set forth in the Company's Corporate Governance Guidelines include: ✓ a reputation for integrity, ✓ honesty and adherence to high ethical standards, ✓ strong management experience, ✓ current knowledge of and contacts in the Company's industry or other industries relevant to the Company's business, ✓ the ability and willingness to commit adequate time and attention to Board and Committee activities, and ✓ the fit of the individual's skills and personality with those of other directors in building a Board that is effective, collegial, diverse, and responsive to the needs of the Company.
Diverse Experience and Backgrounds	The Nominating and Corporate Governance Committee seeks a variety of occupational, educational, and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and to enhance the diversity of the Board in such areas as professional experience, geography, race, gender, and ethnicity. While the Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity, the Nominating and Corporate Governance Committee believes it is essential that Board members represent diverse viewpoints and backgrounds.
Evaluating Board Composition	The Nominating and Corporate Governance Committee periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given the Company's current business and strategic plans. This periodic assessment enables the Board to update the skills and experience it seeks in the Board as a whole and in individual directors as the Company's needs evolve and change over time, and to assess the effectiveness of efforts to pursue diversity.
Identifying Director Candidates	In identifying director candidates from time to time, the Nominating and Corporate Governance Committee considers recommendations from Board members, management, and stockholders, and may from time to time engage a third-party search firm or utilize Company resources. The Nominating and Corporate Governance Committee may establish specific skills and experience that it believes the Company should seek in order to constitute a balanced and effective board. In evaluating director candidates, and considering incumbent directors for renomination to the Board, the Nominating and Corporate Governance Committee takes into account a variety of factors. These include each nominee's independence, financial literacy, personal and professional accomplishments, and experience, each in light of the composition of the Board as a whole and the needs of the Company in general, and for incumbent directors, past performance on the Board.
Reviewing Director Commitments	The Nominating and Corporate Governance Committee also considers each nominee's or incumbent director's ability and willingness to commit adequate time to Board and committee matters.

Annual Board and Committee Evaluations

Each year, the Board and its committees conduct a self-evaluation to determine that they are functioning effectively and consistently with their purpose and responsibilities. Topics addressed through these processes have included Board structure, director nominations and recruitment, Board and committee meetings and information, Board responsibilities, including management succession planning, and Board and management relations.

Solicit Feedback

Directors receive via a secure website a detailed questionnaire designed to elicit feedback regarding the functioning and leadership of the Board and each of the committees as a whole.

Review By Outside Counsel

Outside counsel reviews the responses to the questionnaire and consolidates the feedback into a summary presentation.

Internal Review

A summary of results are provided by outside counsel, with the anonymized responses, to the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee for review.

Discussion & Updates

The results are discussed at both the Board and Nominating and Corporate Governance Committee levels, along with a determination of what, if any, changes should be made in light of the responses.

Snapshot of Director Nominees

       

| **Doyle N. BENEBY** | **Laura M. BISHOP** | **Gary D. BURNISON** | **Charles L. HARRINGTON** | **Jerry P. LEAMON** | **Angel R. MARTINEZ** | **Debra J. PERRY** | **Lori J. ROBINSON** |

Board Composition: Skills, Tenure*, and Diversity

The Board and Company are focused on creating a Board that reflects a wide range of backgrounds, experiences, and cultures. The following skills are possessed by one or more of our nominees:

- Extensive Senior Leadership / Executive Officer Experience (including as a public company Chief Executive Officer)
- Risk Management / Oversight Experience
- Broad International Experience
- Accounting Expertise (including two Accountants)
- Significant Strategic Oversight and Execution Experience
- Broad Product and Marketing Experience
- Climate and Energy Experience

- Significant Public Company Board, Committee, and Corporate Governance Experience
- Innovative Thinking
- High Ethical Standards
- Appreciation of Diverse Cultures and Backgrounds
- Experience Overseeing Large and Diverse Workforces
- Breadth of Experience Across Industries
- Information Security Expertise

❙ As of Filing

❙ If All Nominees Are Elected



Average Tenure: **7.6 years**

2021	0.8	L. Bishop
2019	2.8	L. Robinson
2017	5.1	A. Martinez
2015	6.8	D. Beneby
2014	7.8	C. Gold
2012	9.7	J. Leamon
2009	12.9	G. Shaheen**
2008	14.5	D. Perry

5 years and less: 37.5%   6 to 10 years: 37.5%   More than 10 years: 25.0%



Average Tenure: **5.8 years**

2022		C. Harrington
2021	0.9	L. Bishop
2019	2.9	L. Robinson
2017	5.2	A. Martinez
2015	6.9	D. Beneby
2012	9.8	J. Leamon
2008	14.6	D. Perry

5 years and less: 57%   6 to 10 years: 29%   More than 10 years: 14%



67%*
Underrepresented

22% } 1 Hispanic/Latino Director
1 Black/African-American Director

44% } 4 Female Directors

*including 2 Military Veterans****



63%*
Underrepresented

25% } 1 Hispanic/Latino Director
1 Black/African-American Director

38% } 3 Female Directors

*including 1 Military Veteran****

---

*   Tenure is provided for non-executive directors only.

**   This graphic includes Mr. Shaheen's cumulative service with the Board of Directors from 2009 to 2019, and from April 2020 to present.

*** These graphics represent directors who are members of underrepresented groups (by gender or race/ethnicity).

**** Not included in percentages of directors from underrepresented groups.

Background and Qualifications of Director Nominees

The biographies below set forth information about each of the director nominees, including each such person's specific experience, qualifications, attributes, and skills that led our Board to conclude that such director nominee should serve on our Board in light of the Company's current business, structure, and strategic plans. The process undertaken by the Nominating and Corporate Governance Committee in recommending qualified director candidates is described above under "Director Qualifications" and below under "Corporate Governance—Board Committees—Nominating and Corporate Governance Committee."



Doyle N. BENEBY

Director Since: **2015**

President and Chief Executive Officer, Midland Cogeneration Venture

Age: **62**

Other Directorships:
Public Companies:
- Quanta Services
- Capital Power Corporation

Other Companies:
- Midland Business Alliance

Professional Experience:

President and Chief Executive Officer (Nov. 2018 – Present)
Midland Cogeneration Venture, *a natural gas fired combined electrical energy and steam energy generating plant*

Chief Executive Officer (Nov. 2015 – May 2016)
New Generation Power International, *a start-up international renewable energy company*

President and Chief Executive Officer (July 2010 – Nov. 2015)
CPS Energy, *the largest municipal electric and gas utility in the nation*

President, Exelon Power, and Senior Vice President, Exelon Generation (2009 – 2010)
Vice President, Generation Operations for Exelon Power (2008 – 2009)
Vice President, Electric Operations for PECO Energy (2005 – 2008)
Exelon Corporation, *a nuclear electric power generation company*

Board Qualifications and Skills:



Extensive Senior Leadership/Executive Officer Experience: In addition to his experience as a professional director, Mr. Beneby currently serves as President and Chief Executive Officer of Midland Cogeneration Venture, and previously served in a multitude of senior leadership positions, including as former Chief Executive Officer of New Generation Power International, as President and Chief Executive Officer of CPS Energy, and various leadership roles at PECO Energy and Exelon Power, where he served as President.

Broad Energy Industry Experience: Over 30 years of experience in the energy industry, with expertise in many facets of the electric and gas utility industry.



Laura M. BISHOP

Director Since: **2021**

Former Executive Vice President and Chief Financial Officer, USAA

Age: **60**

Other Directorships:

Public Companies:
- N/A

Other Companies:
- Pie Group Holdings, Inc.

Professional Experience:

Executive Vice President and Chief Financial Officer (June 2014 – Dec. 2020)
Various Roles, including member of Executive Council (2001 – 2014)
    USAA, *a Fortune 100 integrated financial services company that provides financial products and services for the military and their families*

Various Roles, including Senior Vice President and Chief Financial Officer (1992 – 2000)
    Luby's Inc., *a publicly traded restaurant company*

Various Roles, including Senior Manager (1983 - 1992)
    Ernst & Young LLP, *a multinational professional services network*

Board Qualifications and Skills:



Senior Leadership/Executive Officer Experience: Held senior leadership positions over a nearly 20-year career with USAA, including as Executive Vice President and Chief Financial Officer, and in her near decade of work with Luby's Inc., including as Senior Vice President and Chief Financial Officer. As a member of USAA's Executive Council, Ms. Bishop was also responsible for developing and executing strategy while directing activities across enterprise-wide financial management and reporting, including treasury, capital management, controller, tax, planning and forecasting, and strategic cost management. She was also responsible for governance and oversight for investment strategy and management of all institutional and benefit plan portfolios, as well as all capital markets activities, including commercial paper and long-term debt programs, credit facilities, asset-backed securitizations, and reinsurance programs.

Financial Experience and Investment Expertise: At USAA, served as the enterprise Chief Financial Officer for all of USAA's operating companies spanning the Property and Casualty companies, USAA Federal Savings Bank, and USAA Life Insurance Company. As a Senior Manager at Ernst & Young LLP, she directed audits of publicly traded and privately held companies in a variety of industries. Ms. Bishop also holds a Bachelor of Business Administration in Accounting and is on the Audit Committee of private company Pie Group Holdings, Inc. Ms. Bishop is a certified public accountant.



Gary D. BURNISON

Director Since: **2007**

President and Chief Executive Officer

Age: **61**

Other Directorships:

Public Companies:
- N/A

Other Companies:
- N/A

Professional Experience:

President and Chief Executive Officer (July 2007 – Present)
Executive Vice President and Chief Financial Officer (March 2002 – June 2007)
Chief Operating Officer (Oct. 2003 – June 2007)
    Korn Ferry

Principal and Chief Financial Officer (1999 – 2001)
    Guidance Solutions, *a website development company*

Executive Officer and Director (1995 – 1999)
    Jefferies & Company, Inc., *the principal operating subsidiary of Jefferies Group, Inc., a diversified financial services company*

Partner
    KPMG Peat Marwick, *a multinational professional services network*

Board Qualifications and Skills:



High Level of Financial Experience: Substantial financial experience gained in roles as President, Chief Executive Officer, and as former Chief Financial Officer and Chief Operating Officer of the Company, as Chief Financial Officer of Guidance Solutions, as an executive officer of Jefferies & Company, Inc., and as a partner at KPMG Peat Marwick.

Senior Leadership/Executive Officer Experience: In addition to serving as the Company's President and Chief Executive Officer, served as Chief Financial Officer of Guidance Solutions.

Extensive Knowledge of the Company's Business and Industry: Over 20 years of service with the Company, in increasingly senior roles.

Thought Leader: Author of eight leadership and career development books, and regular content focused on the intersection of strategy, talent, and leadership, as well as a frequent contributor to media outlets.



Charles L. Harrington

Nominee

Age: **63**

Other Directorships:

Public Companies:
- J.G. Boswell Company
- John Bean Technologies
- Constellation Energy

Other Companies:
- Cal Poly Foundation
- Institute of Digital Engineering USA

Professional Experience:

President (2009 – 2021)

Chief Executive Officer (2008 – 2021)

Executive Vice President, Chief Financial Officer, and Treasurer (2006 – 2008)

Various Roles, including Group President, PARCOM, Biotechnology, Semiconductors and Telecommunications (1982 – 2006)

Parsons Corporation, *a technology-focused defense, intelligence, security, and infrastructure engineering firm*

Board Qualifications and Skills:



Senior Leadership/Executive Officer Experience: Over his nearly 40-year career at Parsons Corporation, held increasing roles of responsibility, including 13 years as Chief Executive Officer, 12 years as President, and two years as Chief Financial Officer, Executive Vice President, and Treasurer. He has deep experience in strategy development and execution, business transformation, operational management, business development, and technology development.

Significant Advisory and Board Experience: More than 14 years of public company board experience, including at Parsons Corporation (as Chairman from 2008 to 2021 and Executive Chairman from 2021 to 2022) and AES Corporation (from 2013 to 2020) where he chaired the Audit Committee. Serves as director of the Cal Poly Foundation since 2010 and as Vice Chair since 2019. Also serves as the director and chairman of the non-profit Institute for Digital Engineering USA, and as an advisor to Glasswing Ventures, and The Holdsworth Group, LLC.



Jerry P. LEAMON

Director Since: **2012**

Former Global Managing Director, Deloitte

Age: **71**

Other Directorships:

Public Companies:
- N/A

Other Companies:
- Credit Suisse USA, a subsidiary of Credit Suisse Group AG
- Geller & Company
- Jackson Hewitt Tax Services
- Business Advisory Council of the Carl H. Lindner School of Business

Professional Experience:

Various Roles, including Global Managing Director and Partner (1972 – 2012)

Deloitte, *a multinational professional services company*

Board Qualifications and Skills:



High Level of Financial Experience: Substantial financial experience gained from an almost 40-year career with Deloitte (ending in 2012), including as leader of the tax practice in the U.S. and globally, and as leader of the M&A practice for more than 10 years.

Accounting Expertise: In addition to an almost 40-year career with Deloitte, Mr. Leamon is a certified public accountant.

Broad International Experience: Served as leader of Deloitte's tax practice, both in the U.S. and globally, and was Global Managing Director for all client programs, including industry programs, marketing communication and business development.

Service Industry Experience: Deep understanding of operational and leadership responsibilities within the professional services industry, having held senior leadership positions at Deloitte while serving some of their largest clients.

Significant Board Experience: Mr. Leamon serves on a number of boards and non-profit organizations, including Credit Suisse USA, where he chairs the Audit Committee, Geller & Company, and Jackson Hewitt Tax Services. He served as chairman of Americares Foundation for 7 years and a Board member for 17. He is also Trustee Emeritus of the University of Cincinnati Foundation and Board and serves as a member of the Business Advisory Council of the Carl H. Lindner School of Business.



Angel R. MARTINEZ

Director Since: **2017**

Former Chairman of the Board of Directors, and former Chief Executive Officer and President, of Deckers Brands

Age: **67**

Other Directorships:

Public Companies:
• Genesco Inc.

Other Companies:
• N/A

Professional Experience:

Chief Executive Officer and President (April 2005 – June 2016)
　Deckers Brands (formerly known as Deckers Outdoor Corporation), *a global leader in designing, marketing and distributing innovative footwear, apparel, and accessories developed for both everyday casual lifestyle use and high performance activities*

President, Chief Executive Officer and Vice Chairman (April 2003 – March 2005)
　Keen LLC, *an outdoor footwear manufacturer*

Executive Vice President and Chief Marketing Officer (1999 – 2001)
Chief Executive Officer and President, The Rockport Company (1995 – 1999)
　Reebok International Ltd., *an American fitness footwear and clothing manufacturer*

Board Qualifications and Skills:



Extensive Senior Leadership/Executive Officer Experience: Served in numerous senior leadership positions, including as Chief Executive Officer and President of Deckers Brands, Executive Vice President and Chief Marketing Officer of Reebok International Ltd., President of The Rockport Company, and President and Chief Executive Officer of Keen, LLC.

Broad Product and Marketing Experience: Almost 40 years of experience in management, product, and marketing from senior positions with, among other companies, Deckers Brands, Reebok International, and The Rockport Company.

Significant Public Company Board and Corporate Governance Experience: Over 24 years of public company board service, including as a director of Tupperware Brands Corporation from 1998 to 2020, and Executive Chairman (2008 to 2016) and non-Executive Chairman (2016 to 2017) of the Board of Deckers Brands.



Debra J. PERRY

Director Since: **2008**

Former senior managing director in the Global Ratings and Research Unit of Moody's Investors Service, Inc.

Age: **71**

Other Directorships:

Public Companies:
• Assurant, Inc.

Other Companies:
• The Bernstein Funds, Inc., a mutual fund complex

Professional Experience:

Senior Managing Director, Global Ratings and Research Unit, Moody's Investors Service, Inc. (2001 – 2004)
Chief Administrative Officer and Chief Credit Officer (1999 – 2001)
Group Managing Director, Finance, Securities and Insurance Rating Groups (1996 – 1999)
Various Roles (1992 – 1996)
　Moody's Corporation, *a business and financial services company*

Board Qualifications and Skills:



High Level of Financial Experience: Substantial financial experience gained from 23 years of professional experience in financial services, including a 12-year career at Moody's Corporation, where among other things, Ms. Perry oversaw the Americas Corporate Finance, Leverage Finance, Public Finance and Financial Institutions departments.

Significant Audit Committee Experience: Over 17 years of public company audit committee service, including as a member of MBIA Inc.'s Audit Committee (2004 to 2008), CNO Financial's Audit Committee (2004 to 2011), PartnerRe's Audit Committee (from June 2013 to March 2016, including as Chair of the Audit Committee from January 2015 to March 2016), Genworth Financial's Audit Committee (from Dec. 2016 to May 2022), Korn Ferry's Audit Committee (since 2008; appointed Chair of Audit Committee in 2010), and The Bernstein Funds, Inc.'s Audit Committee (since 2011).

Significant Public Company Board and Corporate Governance Experience: Previously served as a director of Genworth Financial (Dec. 2016 to May 2022), as a director (June 2013 to March 2016) and Chair of the Audit Committee (January 2015 to March 2016) of PartnerRe, and as a trustee of BofA Funds Series Trust (June 2011 to April 2016), MBIA Inc. (2004 to 2008), and CNO Financial Group, Inc. (2004 to 2011). Actively involved in corporate governance organizations, including the National Association of Corporate Directors ("NACD"). Named in 2014 to NACD's Directorship 100, which recognizes the most influential people in the boardroom and corporate governance community. Served on the board of the Committee for Economic Development, a non-partisan, business-led public policy organization.



Lori J. ROBINSON
General (ret.)

Director Since: **2019**

Commander, U.S. Northern Command and North American Aerospace Defense Command, Department of the Air Force (Ret.)

Age: **63**

Other Directorships:

Public Companies:
- Nacco Industries
- Centene Corp.

Other Companies:
- The Robinson Group, LLC

Professional Experience:

Non-Resident Fellow (2018 – Present)
Harvard Kennedy School, Belfer Center for Science and International Affairs

Founder, Director (2018 – Present)
The Robinson Group, LLC

Commander (2016 – 2018)
U.S. Northern Command and North American Aerospace Defense Command, Department of Defense

Commander (2014 – 2016)
Pacific Air Forces and Air Component Commander for U.S. Pacific Command

Vice Commander (2013 – 2014)
Air Combat Command

Air Force Fellow (2002)
The Brookings Institution

Board Qualifications and Skills:



High Level of Leadership Experience: Four Star General and first female U.S. Combatant Commander, with numerous government leadership roles with the U.S. Department of Defense, including serving as Commander of the U.S. Northern Command and North American Aerospace Defense Command, and Commander, Pacific Air Forces and Air Component Commander for U.S. Pacific Command, leading more than 45,000 Airmen. Named by Time Magazine as one of the "Women Who Are Changing The World" in 2017, in recognition of her service as the first woman to lead a top-tier U.S. Combat Command, and as one of "Time's Most Influential People in 2016."

Significant Strategic Oversight and Execution Experience: Over three decades of experience with the U.S. Air Force overseeing, among other things, homeland defense, civil support, and security cooperation.

Extensive International Experience: Interacted with counterparts in the Indo-Pacific (including China) and the Middle East, reported directly to the U.S. Secretary of Defense and Chief of the Canadian Defence Staff, served four combat tours, and oversaw U.S. Air Force operations in the Middle East.

Corporate Governance

The Board oversees the business and affairs of the Company and believes good corporate governance is a critical factor in our continued success and also aligns management and stockholder interests. Through our website, at *www.kornferry.com,* our stockholders have access to key governing documents such as our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and charters of each committee of the Board, as well as information regarding our Corporate Responsibility Program. The highlights of our corporate governance program are included below:

Board Structure	Stockholder Rights	Other Highlights
• 89% of the Board consists of Independent Directors	• Annual Election of All Directors	• Clawback Policy
• Independent Chair of the Board, Separate from CEO	• Majority Voting for Directors in Uncontested Elections	• Stock Ownership Policy
• Independent Audit, Compensation, and Nominating Committees	• No Poison Pill in Effect	• Pay-for-Performance Philosophy
• Regular Executive Sessions of Independent Directors	• Stockholder Communication Process for Communicating with the Board	• Policies Prohibiting Hedging, Pledging, and Short Sales
• Annual Board and Committee Self-Evaluations	• Regular Stockholder Engagement	• No Excise Tax Gross-Ups
• 63% Board Members and nominees from Underrepresented Groups (by Gender or Race/Ethnicity) (if all are elected)	• No Supermajority Voting Standards	• Quarterly Education on Latest Corporate Governance Developments
• 2 Committees Led by Directors from Underrepresented Groups (by Gender or Race/Ethnicity)	• Ability of Stockholders to Call Special Stockholder Meetings	• Committee Oversight of ESG Program
• Annual Strategic Off-Site Meeting		• Board Oversight of Political Contributions and Risk
• No Director Serves on More than Four Public Company Boards (including the Company's Board)		
• 10-Term Service Limit for Non-Executive Directors Joining the Board after October 1, 2020		

Board Leadership Structure

Board Discretion. The Company's Corporate Governance Guidelines provide that the Board is free to select its Chair and Chief Executive Officer in the manner it considers to be in the best interests of the Company and that the role of Chair and Chief Executive Officer may be filled by a single individual or two different persons. This provides the Board with flexibility to decide what leadership structure is in the best interests of the Company at any point in time.

Separate Chair and CEO. Currently, the Board is led by an independent, non-executive Chair, Ms. Gold. Ms. Gold is not standing for re-election at the Annual Meeting. Following the Annual Meeting, Mr. Leamon will serve as Chair of the Board, subject to his re-election as a director at the Annual Meeting. The Board has determined that having an independent director serve as Chair of the Board is in the best interests of the Company at this time as it allows the Chair to focus on the effectiveness and independence of the Board while the Chief Executive Officer focuses on executing the Company's strategy and managing the Company's business. In the future, the Board may determine that it is in the best interests of the Company to combine the role of Chair and Chief Executive Officer.

Director Independence

Board Determinations. The Board has determined that as of the date hereof a majority of the Board is "independent" under the independence standards of The New York Stock Exchange (the "NYSE"). The Board has determined that the following directors and nominees are "independent" under the independence standards of the NYSE: Doyle N. Beneby, Laura M. Bishop, Christina A. Gold, Charles L. Harrington, Jerry P. Leamon, Angel R. Martinez, Debra J. Perry, Lori J. Robinson, and George T. Shaheen.

Independence Standards. For a director to be "independent," the Board must affirmatively determine that such director does not have any material relationship with the Company. To assist the Board in its determination, the Board reviews director independence in light of the categorical standards set forth in the NYSE's Listed Company Manual. Under these standards, a director cannot be deemed "independent" if, among other things:

- the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company;

- the director has received, or has an immediate family member who received, during any 12-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- (1) the director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor, (2) the director is a current employee of such a firm, (3) the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit, or (4) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the Company's audit within that time;

- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serve or served on that company's compensation committee; or

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

Executive Sessions. The independent directors of the Board meet regularly in executive sessions outside the presence of management. Ms. Gold, as Chair of the Board, currently presides at all executive sessions of the independent directors.

⏐ *If All Nominees Are Elected*



7 Independent   **88%** Independent   **1** Non-Independent

Board's Oversight of Enterprise Risk and Risk Management

The Board plays an active role, both as a whole and also at the committee level, in overseeing the Company's management of risks. Management is responsible for the Company's day-to-day risk management activities. The Company has established an enterprise risk framework for identifying, aggregating, and evaluating risk across the enterprise. The risk framework is integrated with the Company's annual planning, audit scoping, and control evaluation management by its internal auditor. The review of risk management is a dedicated periodic agenda item for the Audit Committee, and the Company's other Board committees also consider and address risk during the course of their performance of their committee responsibilities, as summarized in the following graphic.



The Board

Oversees Company process for assessing and managing risk

Monitors risks through regular reports from each committee chair and the General Counsel

Apprised of particular risk management matters in connection with its general oversight and approval of corporate matters, including, but not limited to, cybersecurity

Audit Committee	Nominating and Corporate Governance Committee	Compensation and Personnel Committee	Management
Periodically reviews management's financial and operational risk assessment and risk management policies, the Company's major financial risk exposures (including risks related to cybersecurity vulnerabilities), and the steps management has taken to monitor and control such exposures	Oversees risks associated with operations of the Board and its governance structure Oversees risks associated with ESG matters	Reviews risks related to Company's compensation programs for senior management and employees Assists Board in determining whether the Company's compensation programs involve risks that are reasonably likely to have a material adverse effect on the Company	General Counsel periodically reports to the Board on litigation and other legal risks that may affect the Company Various members of senior management periodically report to the Board on risk mitigation measures related to business continuity, disaster recovery, COVID-19, data privacy, and cybersecurity

We believe the division of risk management responsibilities described above provides an effective framework for evaluating and addressing the risks facing the Company, and that our Board leadership structure supports this approach because it allows our independent directors, through the independent committees and non-executive Chair, to exercise effective oversight of the actions of management.

Throughout the year, the Board receives regular training and updates on governance topics ranging from the increasing focus on ESG, diversity, and human capital matters by investors and regulators, legal developments related to corporate governing documents, and evolving SEC disclosure and stockholder proposal requirements, among others.

Assessment of Risk Related to Compensation Programs

During fiscal year 2022, the Company conducted its annual review of executive and non-executive compensation programs globally, with particular emphasis on incentive compensation plans and programs. Based on this review, the Company evaluated the primary components of its compensation plans and practices to identify whether those components, either alone or in combination, properly balanced compensation opportunities and risk. As part of this inventory, several factors were noted that reduce the likelihood of excessive risk taking. These factors include: balancing performance focus between near-term objectives and strategic initiatives; issuing annual equity awards that vest over multiyear time horizons; and maintaining a stock ownership policy and a clawback policy applicable to our executive officers. Furthermore, the Compensation and Personnel Committee retains its own independent compensation consultant to provide input on executive pay matters, meets regularly, and approves all performance goals, award vehicles, and pay opportunity levels for named executive officers. As a result of this evaluation, the Company concluded that risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse impact on the Company.

Board Committees

Although the full Board considers all major decisions, the Company's Bylaws permit the Board to have the following standing committees to more fully address certain areas of importance: (1) an Audit Committee, (2) a Compensation and Personnel Committee, and (3) a Nominating and Corporate Governance Committee. The members of the standing committees as of the date hereof are set forth in the tables below. Following the Annual Meeting, the Nominating and Corporate Governance Committee intends to evaluate the composition of the standing committees and make recommendations to the Board regarding any appropriate changes to the Committees.

Audit Committee

Fiscal 2022 Meetings Held: 8






Debra J. PERRY	Jerry P. LEAMON	Angel R. MARTINEZ	Laura M. BISHOP
CHAIR			

Independence:	All Audit Committee members are "independent directors" under the applicable listing standards of the NYSE and the applicable rules of the SEC.
Financial Literacy:	The Board, in its business judgment, has determined that Mses. Bishop and Perry and Messrs. Leamon and Martinez are "financially literate" under the NYSE rules.
Audit Committee Financial Experts:	The Board determined that Ms. Perry qualifies as an "audit committee financial expert" from her many years of experience in the financial services industry and service on other public company Audit Committees, that Ms. Bishop qualifies based on her years of service as a chief financial officer and certified public accountant with Ernst & Young LLP, and that Mr. Leamon qualifies based on his almost 40 years of experience as a certified public accountant with Deloitte.

Key Responsibilities:

- Is directly responsible for the appointment, compensation, retention, evaluation, and oversight of the independent registered public accounting firm, including annual assessments that consider, among other topics, the level of open and professional communication with the Audit Committee;
- Reviews the independent registered public accounting firm's qualifications and independence and has processes in place for the timely communication of corporate changes or other events that could impact the firm's independence;
- Reviews the plans and results of the audit engagement with the independent registered public accounting firm;
- Oversees financial reporting principles and policies;
- Considers the range of audit and non-audit fees;
- Reviews the adequacy of the Company's internal accounting controls, including through regular discussions at committee meetings;
- Oversees the Company's internal audit function, including annually reviewing and discussing the performance and effectiveness of the Internal Audit Department;
- Oversees the Company's Ethics and Compliance Program, including annually reviewing and discussing the implementation and effectiveness of the program; and
- Works to provide for the integrity of financial information supplied to stockholders.

The Audit Committee also reviews new accounting standards applicable to the Company with the independent registered public accounting firm, Internal Audit Department, General Counsel and the Chief Financial Officer, and is available to receive reports, suggestions, questions, and recommendations from them. The Audit Committee also confers with these parties in order to help assure the sufficiency and effectiveness of the programs being followed by corporate officers in the areas of compliance with legal and regulatory requirements, business conduct, and conflicts of interest.

Compensation and Personnel Committee

Fiscal 2022 Meetings Held: 8

    

Jerry P. LEAMON	Doyle N. BENEBY	Lori J. ROBINSON	George T. SHAHEEN	Laura M. BISHOP

CHAIR

Independence: The Board has determined that all members of the Compensation and Personnel Committee are "independent directors" under the applicable listing standards of the NYSE.

Key Responsibilities:

- Approves and oversees the Company's compensation programs, including cash, deferred compensation, and equity-based incentive programs provided to members of the Company's senior management group, including the Company's Chief Executive Officer, Chief Financial Officer, and other named executive officers, as well as equity-based compensation and deferred compensation programs provided to any Company employee;

- Reviews the compensation of directors for service on the Board and its committees; and

- Approves or recommends to the Board, as required, specific compensation actions, including salary adjustments, annual cash incentives, equity award grants, and employment and severance arrangements for the Chief Executive Officer and other executive officers.

The Compensation Committee also reviews and develops, in conjunction with the CEO, a CEO succession plan, both for use in an emergency situation and in the ordinary course of business, which the committee reports at least annually to the full Board. The Compensation Committee also oversees succession planning for positions held by senior management (other than the CEO) and reviews such plans at least annually with the Board, including recommendations and evaluations of potential successors to fulfill such positions.

The Compensation and Personnel Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee consisting solely of members of the Compensation and Personnel Committee who are non-employee directors and outside directors.

Nominating and Corporate Governance Committee

Fiscal 2022 Meetings Held: 5



Doyle N. BENEBY

CHAIR



Debra J. PERRY



Lori J. ROBINSON



George T. SHAHEEN

Independence: The Board has determined that all members of the Nominating and Corporate Governance Committee are "independent directors" under the applicable listing standards of the NYSE.

Key Responsibilities:

- Recommends criteria to the Board for the selection of nominees to the Board;
- Evaluates all proposed nominees;
- Prior to each annual meeting of stockholders, recommends to the Board a slate of nominees for election to the Board by the stockholders at the annual meeting;
- Makes recommendations to the Board from time to time as to changes the Committee believes to be desirable to the size, structure, composition, and functioning of the Board or any committee thereof;
- Oversees and monitors the Company's ESG Program; and
- Oversees risks associated with operations of the Board and its governance structure.

In evaluating potential nominees, the Nominating and Corporate Governance Committee considers a variety of criteria, including business experience and skills, independence, judgment, integrity, the ability and willingness to commit adequate time and attention to Board activities, and the absence of potential conflicts with the Company's interests. While the Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity, it also takes into account the diversity of the Board when considering director nominees.

Stockholder Recommendations. Any stockholder recommendations for director are evaluated in the same manner as all other candidates considered by the Nominating and Corporate Governance Committee. Stockholders may recommend director nominees by mailing submissions to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary.

Board Refreshment Mechanisms

The Board seeks to bring together a diverse mix of directors that the Board and senior management can leverage to make well considered strategic decisions in the best interests of the Company and its stockholders. In support of this effort, the Board has adopted or updated refreshment mechanisms in the Corporate Governance Guidelines to balance the desire for Board refreshment with the flexibility to prioritize a director's contributions to the Board as the most important factor for determining continued service, and allow the Board to retain significantly contributing directors for additional time where warranted.

Ten-Term Service Limit. To encourage Board refreshment, new non-executive directors are not eligible to stand for re-election after serving as a director for ten full terms on the Board.

Retirement Age Policy. A director is generally not eligible to stand for election after his or her 74th birthday. The Corporate Governance Guidelines, however, reserve the Board's right, after a formal review of a director's contributions, to allow a director to stand for election for up to three additional terms of service after reaching his or her 74th birthday. Any such formal review will be conducted prior to nominating a director for any such additional term. The Board and the Nominating and Corporate Governance Committee believe that this policy appropriately enables the Board to retain the experienced insights of current directors while retaining a retirement age limit as a succession mechanism.

*If All Nominees Are Elected**



Average Tenure: 5.8 years

Year	Director	Tenure
2022	C. Harrington	
2021	L. Bishop	0.9
2019	L. Robinson	2.9
2017	A. Martinez	5.2
2015	D. Beneby	6.9
2012	J. Leamon	9.8
2008	D. Perry	14.6

5 years and less: 57%   **6 to 10 years: 29%**   **More than 10 years: 14%**

*   *Tenure is provided for non-executive directors only.*

Culture of Integrity and Code of Business Conduct and Ethics

Korn Ferry is committed to having and maintaining a strong and effective global Ethics and Compliance Program. Consistent with that commitment, the Board has promoted and continues to promote the Company's culture of ethics and integrity. The Board has adopted a Code of Business Conduct and Ethics that is applicable to all directors, employees, and officers (including the Company's Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer). Korn Ferry colleagues know that quality and professional responsibility starts with them and the Board has emphasized that with the "tone at the top."

The Code of Business Conduct and Ethics provides a set of shared values to guide our actions and business conduct, including: loyalty, honesty, accountability, observance of ethical standards, and adherence to the law. Among other things, the Code of Business Conduct and Ethics requires directors, employees, and officers to:

- maintain the confidentiality of all information entrusted to them (except when disclosure is authorized or legally mandated);
- deal fairly with the Company's clients, service providers, suppliers, competitors, and employees;
- protect Company assets; and for those who have a role in the preparation and/or review of information included in the Company's public filings, to report such information accurately and honestly.

It also prohibits directors, employees, and officers from using or attempting to use their position at the Company to obtain an improper personal benefit. We intend to post on the Company's website amendments or waivers, if any, to the Code of Business Conduct and Ethics, with respect to our officers and directors within four business days following the amendment or waiver.

Korn Ferry asks all directors, officers, and personnel, no matter where they are in the world, to make a commitment to abide by the Code, and the Company's values and ethical business conduct practices. Our ethical business conduct practices and oversight include the following:

- the Nominating and Corporate Governance Committee selects potential Board candidates who are committed to promoting the Company's values, including a corporate culture of ethics and integrity;
- the Audit Committee is responsible for overseeing the implementation and effectiveness of the Company's Ethics and Compliance Program, including compliance with the Code of Business Conduct and Ethics;
- the Company has a General Counsel and Deputy Compliance Officer with a direct reporting channel to the Audit Committee; and
- the Company conducts compliance-related internal audits, investigations, and monitoring.

Commitment to Good Governance Practices

The Nominating and Corporate Governance Committee and the Board benchmark its practices against its peers and other companies to review and consider "best practices" in corporate governance. The Nominating and Corporate Governance Committee and the Board also value stockholder input. Over the past several years, the Board has implemented various governance changes as a result of the Board's ongoing review of its governance practices, including in response to the views or input of the Company's stockholders, including:

Adding oversight of the Company's ESG Program to the responsibilities of the Nominating and Corporate Governance Committee

Adopting a special stockholder meeting right for stockholders owning 25% of outstanding shares of Company stock

Removing supermajority voting requirements and replacing them with majority voting standards

Declassifying the Board and moving to annual director elections for all directors

Engaging in outreach with investors related to executive compensation and ESG matters

The Board has also adopted Corporate Governance Guidelines, which among other things:

- limits outside board service to one additional public company board for the Company's Chief Executive Officer and three additional public company boards for other directors;
- specifies director candidate criteria;
- establishes the adoption of a stock ownership policy;
- assigns the Board oversight of the Company's political contributions, as well as related policies and procedures;
- makes the Board responsible for annually reviewing and monitoring the implementation of the Company's long-term strategic plan; and
- requires non-management directors to meet periodically without management.

In addition, the Corporate Governance Guidelines require that, when a director's principal occupation or business association changes substantially during his or her tenure as a director, that director is required to provide written notice of such change to the chair of the Nominating and Corporate Governance Committee, and agree to resign from the Board if the Board determines to accept such resignation. The Nominating and Corporate Governance Committee must then review and assess the circumstances surrounding such change, and recommend to the Board any appropriate action to be taken.

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02
Compensation

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Proposal No. 2
Advisory Resolution to Approve Executive Compensation

In accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and more specifically, Section 14A of the Exchange Act, which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are asking stockholders to vote on an advisory resolution to approve the Company's executive compensation as reported in this Proxy Statement. Our executive compensation program is designed to support the Company's long-term success. As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation and Personnel Committee has structured our executive compensation program to achieve the following key objectives:

- provide compensation packages to our executives that are competitive with other major employment services firms, a broader group of human capital companies, and similarly-sized publicly traded companies;

- closely tie individual annual cash incentive awards to the performance of the Company as a whole; and

- align the interests of senior management with those of our stockholders through direct ownership of Company common stock and by providing a substantial portion of each named executive officer's direct total compensation in the form of equity-based incentives.

We urge stockholders to read the "Compensation Discussion and Analysis" section below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative below which provide detailed information on the compensation of our named executive officers. The Compensation and Personnel Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" section are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to the Company's success.

We are asking stockholders to approve the following advisory resolution at the 2022 Annual Meeting of Stockholders:

> *RESOLVED, that the stockholders of Korn Ferry (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers set forth in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables and narrative in the Proxy Statement for the Company's 2022 Annual Meeting of Stockholders.*

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation and Personnel Committee will carefully review and consider the voting results when evaluating our executive compensation program. Taking into account the advisory vote of stockholders regarding the frequency of future "say-on-pay" votes at our 2017 Annual Meeting of Stockholders, the Board's current policy is to include an advisory resolution to approve the compensation of our named executive officers annually. Accordingly, unless the Board modifies its policy on the frequency of future "say-on-pay" votes, the next advisory vote to approve our executive compensation will occur at the 2023 Annual Meeting of Stockholders.

✔ RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** the Company's advisory resolution to approve executive compensation.

Compensation Discussion and Analysis

*EXECUTIVE SUMMARY: FOCUS ON **PAY-FOR-PERFORMANCE***

Our Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") section provides a detailed description of our compensation philosophy, practices, and the factors and process used in making compensation decisions with respect to our fiscal year 2022 named executive officers ("NEOs"):

Name	Title
Gary D. Burnison	President and Chief Executive Officer
Robert P. Rozek	Executive Vice President, Chief Financial Officer and Chief Corporate Officer
Byrne Mulrooney	Chief Executive Officer of RPO and Digital
Mark Arian	Chief Executive Officer of Consulting

Selected Performance Highlights

| *Return to Stockholders*



$99 million *(1.47M shares)* Share repurchases

$126 million

$27 million Dividends

| *Fee Revenue*

Record-breaking

$2.63B

in FY'22

| *Net Income Attributable to Korn Ferry*

All-time high of

$326.4M

in FY'22

| *Adjusted EBITDA**

All-time high of

$539M

in FY'22

| *Three-Year TSR Performance*



KFY Stock   Peer Group**

** *Excludes CoreLogic, Inc. and Nielsen Holdings Plc due to their recent and pending acquisitions, respectively.*

Achieved:

- **Record Fee Revenue** of $2.63 billion, up 45% over fiscal year 2021, and **operating margin** of 17.9%.
- **All-time high Diluted Earnings Per Share** of $5.98, up 186% over fiscal year 2021.
- **All-time high net income attributable to Korn Ferry** of $326.4 million, up 185% over fiscal 2021.
- **All-time high Adjusted EBITDA*** of $539 million, up 88% over fiscal year 2021, and **Adjusted EBITDA margin*** of 20.5%.
- **All-time high Adjusted Diluted Earnings Per Share*** of $6.23, up 148% over fiscal year 2021.

* *Adjusted Diluted Earnings Per Share, Adjusted EBITDA, and Adjusted EBITDA margin are non-GAAP financial measures. For a discussion of these measures and for reconciliation to the most directly comparable GAAP measures, see Appendix A to this Proxy Statement.*



2022 Awards and Recognitions

A Top Executive Search Firm	#1 Executive Search Firm in the Americas	Leader in Sales Training Service Providers	Leader in Recruitment Process Outsourcing (RPO) and Star Performer	A Top Professional Search Firm
Forbes Magazine	*HuntScanlon*	*Gartner Magic Quadrant*	*Everest Group*	*Forbes Magazine*
6th Consecutive Year	**2nd Consecutive Year**	**2nd Consecutive Year**	**5th Consecutive Year**	**5th Consecutive Year**

Spotlight on CEO Pay Alignment

Our compensation program is intended to focus on aligning executive pay with stockholder interests. A key element used to achieve this goal is providing annual incentive compensation opportunities that result in payouts based only on the extent of achievement of pre-established performance criteria. As described in more detail below, our Compensation and Personnel Committee sets performance metrics (and associated targets) consisting of financial goals and, other than with respect to fiscal year 2021 due to the unprecedented impact and uncertainty imposed on the Company's business due to the COVID-19 pandemic, strategic execution key performance indicators ("KPIs"). Executives are not guaranteed payouts under the annual cash incentive plan and payouts from year to year will vary based on achievement of the applicable financial metrics and strategic execution KPIs.

The charts below show Mr. Burnison's annual cash incentive award compensation for fiscal years 2020, 2021, and 2022 and our corresponding achievement of the applicable financial metrics and KPIs under the annual cash incentive plan for each year, as well as our overall Fee Revenue and Adjusted EBITDA in each year. The performance goals under the annual incentive plan were challenging and, as discussed in more detail on page 42 below, the threshold levels of performance each fiscal year—the respective minimum levels of performance required for payout under the annual incentive plan with respect to each metric—are typically set at levels equal to or greater than the prior fiscal year's actual results. For example, the Adjusted Fee Revenue threshold level as used in the annual incentive plan and described in more detail beginning on page 43 below was set $125 million higher in fiscal year 2022 compared to the fiscal year 2021 actual result. Meeting these threshold goals for fiscal year 2022 would only result in the payout of 50% of the target opportunity for such goal while performance below the threshold level would not result in any payout for the associated performance goal. In fiscal year 2022, our achievement of the applicable metrics and KPIs under the plan for our CEO exceeded the maximum in all cases. In addition, as described in more detail below, a further 15% multiplier was earned based on achievement of stretch performance under a strategically important KPI goal focused on revenue growth for Marquee & Regional accounts, our key account program. This resulted in the maximum payout under the annual incentive plan for Mr. Burnison of 200% of target plus the additional 15% multiplier for achieving stretch performance as referenced above. The Compensation and Personnel Committee will continue to set challenging performance goals in the future to incentivize superior performance year over year.



Annual Cash Incentive
(in millions)

$4.82
$3.45
$0.00
FY20
FY21
FY22

Performance Metrics Achievement Percentage*

294%
200%
N/A
FY20
FY21
FY22

Fee Revenue
(in millions)

2,627
1,933
1,810
FY20
FY21
FY22

Adjusted EBITDA**
(in millions)

$539
$301
$286
FY20
FY21
FY22

* *As described above, a 15% multiplier was also earned based on achievement of stretch performance on the Marquee & Regional Accounts KPI.*

** *Adjusted EBITDA is a non-GAAP financial measure. For a discussion of this measure and for reconciliation to the most directly comparable GAAP measure, see Appendix A to this Proxy Statement.*

Stockholder Engagement and Consideration of Last Year's Say on Pay Vote

Korn Ferry interacts with its stockholders to obtain their views on various topics from our Company strategy to capital allocation and executive compensation. These interactions are typically led by our Chief Financial Officer and colleagues from Investor Relations. During these interactions, our stockholders have expressed many viewpoints on a variety of topics generally focused on financial performance.

Prior to the 2021 Annual Meeting, the Chair of our Compensation and Personnel Committee, our Chief Financial Officer, and our General Counsel and Managing Director of Business Affairs & ESG, reached out to and met with stockholders to discuss the compensation-related decisions made for fiscal year 2021 and the upcoming say-on-pay advisory vote. Our stockholders have traditionally voted favorably to support the Company's compensation philosophy that is designed to establish a strong alignment between performance and pay. At the 2021 Annual Meeting of Stockholders, however, as a result of the one-time modifications made to our traditional compensation program

in response to the unprecedented uncertainty thrust upon the Company's business as a result of the sudden outbreak of the global pandemic, and resulting negative recommendations on our say-on-pay vote from stockholder advisory firms ISS and Glass Lewis, our stockholders expressed disapproval of our fiscal year 2021 NEO compensation program. Under 32% of the votes cast were in favor of the advisory vote to approve executive compensation.

Following the 2021 Annual Meeting, the Chair of our Compensation and Personnel Committee, our Chief Financial Officer, our Senior Vice President - Investor Relations, our General Counsel and Managing Director of Business Affairs & ESG, our Associate General Counsel and Deputy Compliance Officer, and our Chief Diversity Officer, reached out to and met with stockholders again to discuss executive compensation and ESG matters, including the say-on-pay vote.

Highlights from our 2021 Stockholder Engagement

Pre-2021 Annual Meeting

Outreach to Stockholders Representing

75%
of Outstanding Shares

Meetings with Stockholders Representing

55%
of Outstanding Shares

Topics Discussed:
Executive Compensation for Fiscal Year 2021; Executive Compensation Program Changes for Fiscal Year 2022

WHAT WE HEARD

✔ Support for Compensation Committee's agility dealing with the impact of the pandemic but negative response to the one time changes to the short-term and long-term incentive programs for FY 2021, particularly use of all time-based long term incentives

✔ Favorable response to return to 60–40 split between performance- and time-based long-term incentives and traditional short-term cash incentive plan design for FY 2022

Post-2021 Annual Meeting

Outreach to Stockholders Representing

72%
of Outstanding Shares

Meetings with Stockholders Representing

21%
of Outstanding Shares

Topics Discussed:
Executive Compensation; ESG Initiatives

WHAT WE HEARD

✔ Disfavored use of solely time-based restricted stock grants for NEOs

✔ Supported return to use of financial and strategic metrics in determining the short-term cash incentive awards for NEOs and 60/40 split between performance- and time-based long-term incentives

✔ Viewed as leading industry peers for ESG matters and possessing a low risk ESG profile

❙ Changes to Our Compensation Program for Fiscal Year 2022 and Response to Say-On-Pay Vote

We are encouraged by the positive engagement sessions held with our stockholders both prior to and after the 2021 Annual Meeting. During these meetings, our stockholders expressed overwhelming support for our return to the same pay for performance program that has received strong approval over the years, and for which stockholders confirmed their continued support during our outreach efforts. As a result, we determined that no additional changes were needed to our compensation program following the say-on-pay vote because we had already addressed our stockholders' concerns. We were happy to hear that our stockholders supported our return to these compensation programs. The Company values stockholders' input and feedback and will continue to consider it in making executive compensation decisions.

For more information, refer to the Q&A with the chair of our Compensation & Personnel Committee below and the discussions of our fiscal year 2022 annual bonus program and long-term equity incentives beginning on pages 42 and 46, respectively.

OUTCOME

✔ Return to 60-40 split between performance- and time-based long-term incentives

✔ Return to a combination of financial and strategic metrics for our short-term cash incentive awards

---

Governance Insights

Stockholder Outreach Regarding Compensation Matters

Q & A with Jerry Leamon, Chair of the Compensation and Personnel Committee

Question: When did the Committee determine to return to its traditional compensation program?

The Committee returned to the Company's standard mix of 60% performance-based awards and 40% time-based awards effective May 1, 2021 (the beginning of fiscal year 2022), even prior to the say-on-pay vote held at the 2021 Annual Meeting of Stockholders. As described in last year's proxy statement, our Company was severely affected by the impacts of the COVID-19 pandemic and the tumultuous social and political environment in the months when the Compensation and Personnel Committee was confronted with making difficult compensation decisions for fiscal year 2021. In the Spring and early Summer of 2020, it was virtually impossible to project the Company's performance for all of fiscal year 2021 with any confidence. As a prudent response to that uncertainty, the Compensation and Personnel Committee set up a one-time design for the annual bonus plan and long-term equity awards for fiscal year 2021, including setting performance goals for the annual bonus plan only for the first six months for fiscal year 2021 and then ratcheting up the goals on a quarterly basis thereafter and granting long-term equity awards subject solely to time-based vesting. Given the strong support shown over the years for the traditional design of our compensation programs, the Compensation and Personnel Committee always intended to return to our traditional programs as soon as practicable. The Committee made that determination for fiscal year 2022 even before the end of the 2021 fiscal year.

Question: Did the Company make any changes to its executive compensation programs for fiscal year 2022 in light of the advisory vote on executive compensation?

The Committee made compensation decisions for fiscal year 2022 prior to the 2021 Annual Meeting of Stockholders. Nevertheless, we reached out to 72% of outstanding shares following the 2021 Annual Meeting and were able to secure meetings with stockholders representing 21% of outstanding shares, as we wanted to listen and understand stockholder concerns and reaffirm our commitment to the return to our traditional compensation programs. It was always the Committee's intention that the modifications made to the compensation program for fiscal year 2021 be temporary to help us face the extraordinary challenges at the time. When fiscal year 2022 compensation decisions were made, despite the ongoing COVID-19 pandemic and turbulent social and political climate, we had a positive outlook for our business and made the decision to return to our more traditional compensation structure, which we have continued for fiscal year 2023, even in the face of a turbulent stock market. We were encouraged by the positive engagement sessions held with our stockholders both prior to and after the 2021 Annual Meeting. As described above, our stockholders expressed overwhelming support for our return to the same pay for performance program that has received strong approval over the years, and for which stockholders confirmed their continued support during our outreach efforts. As a result, we determined that no additional changes were needed to our compensation program following the say-on-pay vote because we had already addressed our stockholders' concerns. We greatly value our stockholders' input and feedback, and will continue to consider this in all facets of our business, including executive compensation.

Best Practice Highlights

✓ **Use of Independent Compensation Consultant.** *The Committee receives objective advice from its independent compensation consultant*

✓ **Modest Perquisites.** *NEOs receive only modest perquisites*

✓ **Clawback Policy.** *The Board has adopted a clawback policy applicable to all incentive payments and performance-based equity awards granted to executive officers*

✓ **No Single Trigger Equity Payments.** *The NEOs are not entitled to any "single trigger" equity acceleration in connection with a change in control*

✓ **Focus on Performance-Based Equity Awards.** *A majority of the annual equity awards granted to NEOs are subject to the achievement of rigorous performance goals*

✓ **Stock Ownership Policy.** *NEOs are required to hold three times their base salary in Company common stock*

✓ **Peer Group Analysis.** *The Company reviews total direct compensation (base salary, annual cash incentive and long-term incentive payments) and the mix of the compensation components for the NEOs relative to the peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers with the unique set of skills necessary to manage and motivate our global organizational consulting firm*

✓ **No Hedging; No Speculative Trading; No Pledging.** *The Company has adopted policies prohibiting hedging, speculative trading, or pledging of Company stock*

✓ **No Excise Tax Gross-Ups.** *Our NEOs are not entitled to any such gross-up*

Executive Compensation Philosophy and Oversight

Philosophy

The Company is a global organizational consulting firm. The Company helps its clients design their organization— the structure, the roles and the responsibilities, as well as how they compensate, develop and motivate their people. As importantly, the Company helps organizations select and hire the talent they need to execute their strategy. The Company's unique global positioning allows it to maintain enhanced brand visibility and to attract and retain high-caliber consultants. As of April 30, 2022, the Company provides its services to a broad range of clients through the expertise of approximately 3,471 consultants and execution staff who are primarily responsible for originating client services and who are located in 53 countries throughout the world. Accordingly, the Company's executive officers must have the skills and experience to manage and motivate an organization spread over a large number of countries with varying business and regulatory environments. The market for these talented individuals is highly competitive. The Company's compensation philosophy focuses on attracting, retaining, and properly rewarding the right candidates for their contributions.

The Committee is diligent about establishing an executive compensation program offering competitive total direct compensation opportunities, which are aligned to stockholder return by incentivizing executives to focus on both short-term and long-term Company performance via participation in our

annual bonus plan, where payouts require achieving pre-established goals related to Company performance, and the grant of long-term equity incentive awards, where the value realized by executives will proportionately increase in connection with a corresponding increase in our stock price. The performance criteria utilized in our executive compensation program are grounded in the Company's Strategic Plan and Annual Operating Plan ("AOP").

The Committee remains guided by the following principles in establishing and assessing compensation programs and policies for the NEOs:

- Individual annual cash incentive and equity-based awards should be closely tied to the performance of the Company as a whole or one or more of its divisions or business units, as well as to the team and individual performance of the NEO;

- The interests of senior management and the Company's stockholders should be aligned through direct ownership of Company common stock and by providing a sizable portion of each NEO's total direct compensation in the form of equity-based incentives; and

- Total direct compensation must be competitive with our peer group, a broader group of human capital companies, and similarly sized publicly traded companies.



I CEO Compensation Mix*

89% At Risk

10%
<1%
53%
36%

I Other NEO Compensation Mix*

84% At Risk

15%
1%
47%
37%

● Salary　　● Equity Incentives　　● Annual Cash Incentive　　● Other

* Equity awards based upon grant date value.

Our Process: From Strategy to Compensation-Related Metrics



Strategy ▶ **Strategy Execution Framework** ▶ **Annual Operating Plan** ▶ **MBOs/KPIs** ▶ **Compensation**

The process for setting annual compensation-related metrics begins at an annual off-site meeting where the Company reviews with the Board its Strategic Plan (including goals and objectives). As part of the Strategic Plan, the Company establishes a Strategy Execution Framework "SEF" to drive performance and achievement of its strategic goals. That framework is represented by the five pillars below; each of which is comprised of detailed activities which, when executed, are designed to drive financial performance goals set within the Company's Strategic Plan:

- *integrated, solutions-based go-to-market strategy,*
- *deliver client excellence and innovation,*
- *create the top-of-mind brand in organizational consulting,*
- *premier career destination, and*
- *pursue transformational opportunities at the intersection of talent and strategy.*

In setting the financial goals that underlie the Strategic Plan, the Company considers a number of internal and external factors such as:

- *revenue growth in excess of GDP expectations,*
- *projected macro-economic data such as employment trends,*
- *forecasted GDP in the countries where the Company has significant operations,*
- *internal investment activities,*
- *market expectations for revenue and earnings growth for recruiting, staffing and human capital industry public companies,*
- *recent and expected levels of new business activity,*
- *increased productivity of fee earners,*
- *focus on increasing Executive Search, RPO and Professional Search, Digital, and Consulting collaboration efforts, and*
- *leveraging the executive search relationships to drive cross line-of-business revenue growth.*

Then, the Board approves an AOP for the upcoming fiscal year. For the NEOs, the Committee establishes annual bonus plan targets with financial and strategic execution KPIs that are derived from the SEF and AOP.

Such financial targets and strategic execution KPIs form the basis for each NEO's annual cash incentives and are tracked and measured during the course of the year with the year-end results reported to the Committee for determining year-end annual cash bonus awards.

Use of Independent Advisor

The Committee retains compensation consultants to assist it in assessing the competitiveness of the NEOs' compensation. In fiscal year 2022, the Committee retained Pearl Meyer. Pursuant to the factors set forth in Item 407 of Regulation S-K of the Exchange Act, the Committee has reviewed the independence of Pearl Meyer and conducted a conflicts of interest assessment (taking into consideration factors specified in the NYSE listing standards) and has concluded that Pearl Meyer is independent and its work for the Committee has not raised any conflicts of interest. No other fees were paid to Pearl Meyer except fees related to its services to the Committee.

Use of a Peer Group

The Company does not target or position NEO pay levels at a specific percentile level relative to a peer group. Rather, the Company reviews total direct compensation and the mix of the compensation components relative to the peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers with the unique set of skills necessary to manage and motivate our global human capital management firm.

Because a number of the Company's direct competitors for talent are privately-held, precise information regarding executive officer compensation practices among the Company's competitor group is difficult to obtain. In addition, even when such data is available, meaningful differences in size, complexity and organizational structure among the Company's peer group make direct comparisons of compensation practices challenging and require exercise of judgment. In assessing the competitiveness of the Company's NEO compensation, the Committee relies on information obtained from the proxy statements of publicly-traded competitors, information derived from data obtained from other public sources with respect to competitor organizations, and the general knowledge of the Committee and its compensation consultant with regard to the market for senior management positions.

For fiscal year 2022, the Committee used the following companies as a peer group:

ASGN, Inc.	Insperity, Inc.
CoreLogic, Inc.	Jones Lang LaSalle Incorporated
Cushman & Wakefield Plc	Manpower Group, Inc.
FTI Consulting, Inc.	Nielsen Holdings Plc
Heidrick & Struggles International, Inc.	PageGroup Plc
Huron Consulting Group Inc.	Robert Half International Inc.
ICF International, Inc.	

This peer group remained consistent with the peer group used for fiscal year 2021. CoreLogic, Inc. was included in the peer group for purposes of making fiscal year 2022 compensation decisions and was later removed due to its acquisition in June of 2021.

The selection of commercial real estate companies was predicated on business model and strategy alignment. Real estate companies have very similar business models to professional services firms and face similar personnel and go-to-market issues. We consider the business strategy of such companies as similar to our business strategy because commercial real estate brokers are analogous to our Executive Search partners: they have strong client relationships which the firms are leveraging by building a business with a number of closely related adjacent services that can be sold to clients through those relationships.

The selection of staffing industry peers was determined using comparisons of net revenues and global reach. We believe net revenues or gross margins are a better indicator of comparability for staffing industry peers. Staffing industry companies have a very large percentage of pass-through costs for amounts payable to temporary workers which are reported within their gross revenues. We believe that net revenue or gross margin excluding these pass-through costs are more comparable to the net fee revenues we report.

We believe this peer group reflects the size and strategy of our company.

	Employment Services	Significant International Exposure	Business Model / Strategy Alignment	Net Revenue Within 75% of KFY
ASGN, Inc.	✔		✔	✔
Cushman & Wakefield Plc		✔	✔	
FTI Consulting, Inc.			✔	✔
Heidrick & Struggles International, Inc.	✔	✔	✔	✔
Huron Consulting Group Inc.			✔	✔
ICF International, Inc.			✔	✔
Jones Lang LaSalle Incorporated		✔	✔	
Manpower Group, Inc.	✔	✔	✔	✔
Nielsen Holdings Plc		✔	✔	
Insperity, Inc.	✔			
PageGroup Plc	✔	✔	✔	✔
Robert Half International Inc.	✔		✔	✔

The Committee also evaluated each company on the basis of market capitalization and net revenue. The Committee reviews the peer group on an annual basis. Revenue and market capitalization data for this peer group and the Company are as follows:

❘ Market capitalization (as of July 1, 2022)



Fiscal 2022 Peer Group 25th Percentile*	**Korn Ferry****	Fiscal 2022 Peer Group Median*	Fiscal 2022 Peer Group 75th Percentile*
$1,686B	**$3,268B**	$3,976B	$6,833B

❘ Revenues***



Fiscal 2022 Peer Group 25th Percentile*	**Korn Ferry****	Fiscal 2022 Peer Group Median*	Fiscal 2022 Peer Group 75th Percentile*
$1,879B	**$2,627B**	$3,754B	$7,193B

*   *Excluding CoreLogic, Inc., which was acquired by funds managed by Stone Point Capital and Insight Partners on June 4, 2021.*

**   *As of the Company's fiscal year ended April 30, 2022.*

*** *Peer company total revenues computed for the most recent four quarters reported as of July 1, 2022.*

While the Committee does not target a particular position relative to its peer group in determining the salary, annual cash incentive, and long-term incentive levels for each NEO, the Committee does consider the range of salary, annual cash incentive, and long-term incentive levels that the members of the peer group provide to similarly situated executives and generally makes decisions that result in compensation provided to each NEO falling within a range selected by the Committee. The compensation levels for fiscal year 2022 generally fell within the range of the 25th to 75th percentile of the compensation provided to similarly situated executives by members of the peer group.

Elements of Compensation & Compensation Decisions and Actions

Base Salary

Base salary is intended to compensate NEOs for services rendered during the fiscal year and to provide sufficient fixed cash income for retention and recruiting purposes. NEO base salary levels are reviewed on an annual basis by the Committee. In addition to competitive data from the peer group, data is also obtained from other sources with respect to non-public competitor organizations. The Committee also incorporates its perspective and the market knowledge of its compensation consultant related to senior management positions in assessing base salary levels. Further, the Committee takes into consideration individual performance of each NEO and, with respect to the NEOs other than the Chief Executive Officer, input from the Chief Executive Officer. As described in last year's proxy statement, in connection with the periodic review of our executive employment arrangements on June 28, 2021, the Company and each NEO entered into new employment agreements. This was done both (1) in recognition of the importance of retaining our NEOs, an experienced and seasoned management team in the middle of leading Korn Ferry through a successful multi-year transformation from an

Executive Search firm to a diversified organizational consulting firm; and (2) to provide greater protection to the Company in the event of an NEO departure in the form of an expanded list of competitor companies in each NEO's noncompetition covenant. Based on a competitive review conducted by Pearl Meyer, the Committee's independent advisor, the agreements provide for the following annual base salaries, which became effective July 1, 2021: $1,000,000 for Mr. Burnison (increased from $910,000), $625,000 for Mr. Rozek (increased from $575,000), and $550,000 for each of Messrs. Mulrooney and Arian (increased from $450,000). Prior to such increases, there had not been any changes in the base salaries of our NEOs (other than a reduction and subsequent restoration in connection with our cost-saving measures related to the COVID-19 pandemic) since 2014 (for Messrs. Burnison and Mulrooney) and 2015 (for Mr. Rozek). Other than the COVID-19 related reduction and subsequent restoration, Mr. Arian's base salary had not been changed since he commenced employment in 2017.

Annual Cash Incentives

Annual cash incentives are intended to motivate and reward NEOs for achieving financial and strategy execution goals over a one-year period. The Committee determines annual cash incentive amounts based upon a number of factors including financial goals, strategy execution objectives, competitive data, and individual performance, as described in more detail below.

While the Committee primarily bases annual cash incentive awards on performance against these objectives for the year, it retains negative discretion in determining actual bonus payouts. Annual cash incentives are typically paid in cash, but the Committee may choose to pay a portion of the annual cash incentive in equity or other long-term incentives.

Our Metrics: Measuring Performance

During the course of our fiscal year, the Company interacts with investors discussing a number of topics, including the financial metrics that investors view as most important. While investors have varied points of view, based upon our interactions we believe the most important metrics for our stockholders are:

- The Company's ability to generate revenue growth in excess of its competitors' revenue growth and market expectations;
- The Company's ability to grow EBITDA and EPS at a rate that is greater than its revenue growth, which provides capital that is necessary to support the Company's transformational strategy; and
- The Company's ability to allocate and deploy capital effectively so that its return on invested capital exceeds the Company's cost of capital.

The Committee, using the input from investors and the Company's strategic plan, SEF and AOP as a basis, selects and sets performance metrics and associated targets for our NEOs. These performance metrics typically are separated into two categories: financial metrics and strategy execution KPIs.

For fiscal year 2022, the Committee selected the following financial performance metrics:

Financial Metric

Adjusted Fee Revenue
Fee Revenue (as approved for purposes of setting KPIs for the bonus plan) is defined as Fee Revenue of the Company, as reported in the Company's Form 10-K for the fiscal year ended April 30, 2022 ("Form 10-K"), adjusted to exclude Fee Revenue from the Lucas Group and Patina Solutions Group, Inc. ("Patina") acquisitions and further adjusted to eliminate the effect of currency fluctuations by translating fiscal year 2022 actual results at a currency rate comparable to the rate used in the Company's Annual Operating Plan for fiscal year 2022.

Adjusted EBITDA Margin
Adjusted EBITDA Margin (as approved for purposes of setting KPIs for the bonus plan) is defined as GAAP Net Income plus interest expense, income tax provision, depreciation and amortization expenses adjusted to exclude results from the Lucas Group and Patina acquisitions and associated integration and acquisition costs, costs associated with the impairment of fixed assets (i.e., leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space, and further adjusted to eliminate the effect of currency fluctuations by translating fiscal year 2022 actual results at a currency rate comparable to the rate used in the Company's Annual Operating Plan for fiscal year 2022, divided by Adjusted Fee Revenue.

Adjusted Diluted EPS
Adjusted Diluted EPS (as approved for purposes of setting KPIs for the bonus plan) is defined as Diluted Earnings per Share, as reported in the Form 10-K, adjusted to exclude results from the Lucas Group and Patina acquisitions and associated integration/acquisition costs, costs associated with the impairment of fixed assets (i.e., leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space (all on an after-tax basis), and further adjusted to eliminate the effect of currency fluctuations by translating fiscal year 2022 actual results at a currency rate comparable to the rate used in the Company's Annual Operating Plan for fiscal year 2022.

Adjusted Return on Invested Capital
Adjusted Return on Invested Capital (as approved for purposes of setting KPIs for the bonus plan) is defined as GAAP Net Income, as reported in the Company's Form 10-K, adjusted to exclude results from the Lucas Group and Patina acquisitions and associated integration/acquisition costs, costs associated with the impairment of fixed assets (i.e., leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space (all on an after tax basis), and further adjusted to eliminate the effect of currency fluctuations by translating fiscal year 2022 actual results at a currency rate comparable to the rate used in the Company's Annual Operating Plan for fiscal year 2022, divided by average stockholders' equity plus average outstanding debt.

Strategy execution KPIs constitute the other group of performance metrics. Grounded in the Company's Strategic Plan, SEF and AOP, the inclusion and use of these KPIs are designed with the intent of aligning compensation with the achievement of the Company's strategic long-term goals, namely efforts to expand its service offerings. While these KPIs are strategic in nature, each KPI does have identified metrics and measurements assigned to it; some of which tie back to specific financial metrics.

Strategy Execution KPIs	Purpose	How the Target Was Established
Marquee & Regional Accounts (measured by Fee Revenue from clients designated as Marquee & Regional Accounts divided by total Fee Revenue)*	Linked to the Company's integrated solutions that drive its "go-to market" strategy of building deeper, multi-service line relationships with clients	Target set based upon targeted revenues from an agreed-upon list of clients
Top Rated Performers Retention (based upon the percentage of highly-rated executive search senior client partners and Consulting senior partners/managing directors who are retained throughout the fiscal year)	Linked to the Company's strategic goal of being a premier career destination	Target set by Committee derived from the SEF and AOP

*   As described above, adjusted to eliminate Fee Revenue from the Lucas Group and Patina acquisitions and further adjusted to eliminate the effect of currency fluctuations by translating fiscal year 2022 actual results at a currency rate comparable to the rate used in the Company's Annual Operating Plan for fiscal year 2022.

The Board, Committee, and Company believe they have set targets with appropriate rigor. When setting fiscal year 2022 targets, and determining fiscal year 2022 actuals, adjustments were made to eliminate the effect of currency fluctuations by translating actual results at a foreign currency rate comparable to the rate used in the Company's 2022 Annual Operating Plan. Except as described below, in each case, the fiscal year 2022 threshold levels for the financial metrics and Strategy Execution KPIs—the respective minimum levels of performance required for payout under the annual incentive plan with respect to each metric and

KPI—were set at levels that were equal to or greater than fiscal year 2021 actual results. In the case of the Marquee & Regional Accounts Strategy Execution KPI and the RPO Adjusted EBITDA Margin metric, the respective threshold goals were set below fiscal year 2021 actual results.

In the case of Marquee & Regional Accounts, which are key to the Company's go-to-market strategy, these accounts were more resilient in the downturn than the rest of the Company's clients. As the Company's Fee Revenues dropped to the quarterly trough, the Marquee & Regional Accounts represented a high percentage of the Company's total Fee

Revenue in the early part of fiscal year 2021 that was not sustainable and, as such, inflated this metric for the full fiscal year 2021. In setting the fiscal year 2022 Marquee & Regional Accounts KPI, the Committee considered the fiscal year 2021 exit run rate of 33.5% to be a more accurate reflection of the current run rate and thus a better benchmark. The Committee set the minimum threshold to start to earn a bonus (50% payout) at the exit run rate of 33.5%.

With respect to RPO Adjusted EBITDA Margin, coming through the recovery in the last two quarters of fiscal year 2021, the new business that RPO was winning was starting to ramp up significantly (note that the revenues for RPO actually grew by 7%). When RPO wins a new contract, there are substantial startup costs and with little upfront fee revenues as they are earned based on position requisitions being opened and candidates placed; this results in near-term downward margin pressure. In addition, the Company planned for incremental investment to continue to develop and expand the ability of the RPO business to serve more clients. While a portion of this investment is capitalized, a portion is expensed, which imposes additional downward pressure on the RPO Adjusted EBITDA Margin.

The Committee took these factors into consideration when setting the fiscal year 2022 performance goals. Even the full achievement of the aggressive threshold goals for fiscal year 2022 would only result in payout of 50% of the target opportunity for such goal. The table below discusses actual results for fiscal year 2021 and threshold, target, and maximum goals and actual results for fiscal year 2022.

Financial Metric / KPI	FY' 21 Actual*	FY' 22 Threshold	FY' 22 Target	FY' 22 Maximum	FY' 22 Actual*
Adjusted Fee Revenue ($) (M)	$ 1,810	$ 1,935	$ 2,035	$ 2,135	$ 2,596
Adjusted EBITDA Margin	15.8%	17.5%	18.0%	18.5%	20.8%
Adjusted Diluted EPS ($)	$ 2.51	$ 2.88	$ 3.22	$ 3.56	$ 6.23
Adjusted ROIC	8.1%	8.5%	9.5%	10.5%	18.0%
Marquee & Regional Accounts***	36%	33.5%	34.5%	35.5%	36.7%
Top Rated Performers Retention	96% of Target	** 97.9% of Target	**	** 102.1% of Target	102.3% of Target
RPO Adjusted Fee Revenue ($) (M)	$ 239	$ 280	$ 305	$ 330	$ 403
Digital Adjusted Fee Revenue ($) (M)	$ 287	$ 310	$ 334	$ 360	$ 358
RPO Adjusted EBITDA Margin	13.6%	11.0%	12.0%	13.0%	15.1%
Digital Adjusted EBITDA Margin	30.0%	31.0%	32.0%	33.0%	31.7%
Consulting Adjusted Fee Revenue ($) (M)	$ 516	$ 575	$ 625	$ 650	$ 663
Marquee & Regional Accounts Consulting Adjusted Fee Revenue ($) (M)	$ 205	$ 255	$ 276	$ 300	$ 275
Consulting Adjusted EBITDA Margin	15.8%	16.0%	17.0%	18.0%	17.9%

*   *Adjusted as described above, including to eliminate the effect of currency fluctuations by translating actual results at a foreign currency rate comparable to the rate used in the Company's Annual Operating Plan.*

** *Threshold, target, and maximum goals not disclosed due to potential competitive harm, but the Committee believes that achievement of the target goal was challenging and would have required substantial performance.*

*** *An additional 15% stretch goal multiplier was achievable for the Marquee & Regional Accounts goal upon attainment of 36.5%. As stated above, Marquee & Regional Accounts are key to the Company's strategy. They are long-term client relationships whose Fee Revenues are more resilient than the rest of the Company's Fee Revenues, they represent a higher proportion of clients that use multiple line of business, and because of the dedicated account teams and disciplined approach to account planning, these accounts perform better than the rest of the portfolio. Because of the importance of this program to the successful execution of the Company's strategy, the Committee put a one-time, incremental incentive in the form of a 15% multiplier in place if the stretch goal was achieved. No increases in payments associated with this goal would have been paid for partial achievement of this additional stretch goal.*

Determinations and Results

After the end of the fiscal year, the Committee evaluated each NEO's achievements against the financial and strategy execution targets. Notwithstanding the structure outlined above, while the Committee primarily bases its determination of annual cash incentives on the metrics previously discussed, the Committee retains negative discretion in determining actual annual cash incentive awards.

For fiscal year 2022, the weightings and results for our NEOs were as follows:

	Target	Actual*	Weighting Burnison/ Rozek	Mulrooney	Arian
Adjusted Fee Revenue ($) (M)	$ 2,035	$ 2,596	30%	—	—
Adjusted EBITDA Margin	18%	20.8%	15%	—	—
Adjusted Diluted EPS ($)	$ 3.22	$ 6.23	15%	—	—
Adjusted ROIC	9.5%	18.0%	15%	—	—
RPO Adjusted Fee Revenue ($) (M)	$ 305	$ 403	—	20%	—
Digital Adjusted Fee Revenue ($) (M)	$ 334	$ 358	—	45%	—
RPO Adjusted EBITDA Margin	12%	15.1%	—	10%	—
Digital Adjusted EBITDA Margin	32%	31.7%	—	10%	—
Consulting Adjusted Fee Revenue ($) (M)	$ 625	$ 663	—	—	55%
Marquee & Regional Accounts Consulting Adjusted Fee Revenue ($) (M)	$ 276	$ 275	—	—	15%
Consulting Adjusted EBITDA Margin	17%	17.9%	—	—	15%
Marquee & Regional Accounts***	34.5%	36.7%	15%	15%	15%
Top Rated Performers Retention	**	102.3% of Target	10%	—	—

* Adjusted as described above, including to eliminate the effect of currency fluctuations by translating fiscal year 2022 actual results at a currency rate comparable to the rate used in the Company's Annual Operating Plan for 2022.

** Target not disclosed due to potential competitive harm, but the Committee believes that achievement of the target goal was challenging and would have required substantial performance.

*** An additional 15% stretch goal multiplier was achievable for the Marquee & Regional Accounts goal upon attainment of 36.5%. Based on actual performance of 36.7%, the stretch goal was achieved and the additional 15% multiplier was awarded.

In keeping with our efforts to reflect stockholder feedback, the table above incorporates detailed disclosure with either actual results or relative results to target. For competitive advantage and confidentiality reasons, we do not disclose the threshold, target, and maximum goals and actual results for our top-rated performance retention strategy execution KPI. However, when the goals were established, they were considered challenging to achieve given the continuing uncertain economic environment.

The fiscal year 2022 target bonus was equal to 150% of annual base salary for Mr. Burnison, 120% of annual base salary for Mr. Rozek, and 100% of annual base salary for Messrs. Mulrooney and Arian, with the ability to earn additional amounts up to a maximum cash award of 200% of the applicable target bonus opportunity for each executive, plus an additional 15% multiplier applied to the maximum

opportunity if the Marquee & Regional Accounts stretch goal was achieved. For example, Mr. Burnison's maximum opportunity was equal to $3,000,000 plus an additional 15% of $3,000,000, for a total opportunity equal to $3,450,000.

The Committee awarded annual cash incentive amounts as follows: Mr. Burnison—$3,450,000, Mr. Rozek—$1,725,000, Mr. Mulrooney—$1,170,125 and Mr. Arian—$1,158,108 (which amounts represent 200% of Messrs. Burnison's and Rozek's target bonuses for the year, 185% of Mr. Mulrooney's target bonus for the year, and 183% of Mr. Arian's target bonus for the year, plus, in all cases, an additional 15% multiplier applied on account of achievement of the stretch performance goal for the Marquee & Regional Accounts KPI). These amounts reflect their performance against the financial metrics and strategy execution KPI targets established at the beginning of the fiscal year.

Long-Term Equity Incentives

Long-term equity incentives are intended to align the NEOs' interests with those of stockholders and encourage the achievement of the long-term goals of the Company. Long-term incentives are also designed to motivate and help retain top talent. To accomplish these objectives the Committee has discretion to make grants of options, time-based restricted stock, restricted stock units and/or performance-based awards.

The Committee determines long-term incentive award amounts based upon a number of factors including competitive data, total overall compensation provided to each NEO, Company performance during the fiscal year preceding the year of grant, and historic grants. The various factors are not given specific weights; the Committee retains discretion to consider items as it deems appropriate.

In fiscal year 2022, our NEOs received annual equity grants comprised of 60% performance-based restricted stock units

(discussed in further detail below) and 40% time-based restricted stock. At the time of grant, in consultation with and based on benchmarking data provided by the compensation consultant, the Committee determined that the grant date value of their awards fell within the range of long-term incentives provided by the peer group companies and that this was an appropriate level of equity grant and equity mix to properly align their interests with the Company's long-term goals, taking into account individual performance and market compensation levels.

Below we discuss equity grants made during fiscal year 2022 to Messrs. Burnison, Rozek, Mulrooney, and Arian and the payout of the performance awards granted in fiscal year 2020 for which the three-year performance period ended in fiscal year 2022.

Fiscal Year 2022 Equity Awards

In fiscal year 2022, 60% (based on the number of units/shares granted at target) of the annual equity awards granted to the NEOs were comprised of performance-based awards tied to three-year relative TSR ("Relative TSR Units"). The NEOs received the remaining portion of their equity awards in the form of time-based restricted stock awards.

Performance-Based Equity: Relative TSR Units

Mr. Burnison was awarded Relative TSR Units with a target amount of 39,120 units, a maximum amount of 78,240 units, and a minimum amount of zero. These Relative TSR Units have a three-year performance period after which the number of units that vest will depend upon the Company's TSR over the three-year performance period relative to the fiscal year 2022 peer group of companies listed above. If the Company's TSR is less than zero, the payouts will be modified to reduce the payout as a percentage of the target.

Relative TSR Units were also granted to Mr. Rozek, with a target amount of 16,300 units (maximum of 32,600 units and minimum of zero); and Messrs. Mulrooney and Arian, each with a target amount of 11,740 units (maximum of 23,480 units and minimum of zero).

The table below outlines the potential vesting of the percentages of the Relative TSR Units granted in fiscal year 2022 resulting from the Company's TSR over the three-year performance period relative to the TSR of the fiscal year 2022 peer group.

	Payout as a % Target	
Relative TSR Percentile Ranking	**Absolute TSR > 0%**	**Absolute TSR < 0%**
>90P	200%	100%
90P	**200%**	**100%**
85P	183%	100%
80P	167%	100%
75P	150%	100%
70P	133%	100%
65P	117%	100%
60P	**100%**	**100%**
55P	92%	88%
50P	83%	75%
45P	75%	63%
40P	67%	50%
35P	58%	38%
30P	**50%**	**25%**
<30P	0%	0%

Time-Based Restricted Stock

Each of Messrs. Burnison, Rozek, Mulrooney and Arian received a time-based restricted stock award that vests in four equal annual installments beginning on July 9, 2022. Mr. Burnison received 26,080 shares, Mr. Rozek received 10,870 shares, and Messrs. Mulrooney and Arian each received 7,820 shares.

Relative TSR Units for the Three-Year Performance Cycle Ending April 30, 2022

April 30, 2022 marked the end of the three-year performance cycle for the performance-based restricted stock units granted to Messrs. Burnison, Rozek, Mulrooney, and Arian in fiscal year 2020 (and discussed in further detail in the Company's proxy statement for fiscal year 2020). The Company's relative total stockholder return over the three-year performance period resulted in the Company ranking 2 out of a 13 company peer group (including the Company). This second place ranking translates into 200% of the award (i.e., 107,840, 44,780, 32,760, and 16,220 shares, respectively) vesting.

Other Compensation Elements

Benefits and Perquisites

The Company generally provides NEOs benefits that are provided to all employees, including medical, dental and vision benefits and participation in the Company's 401(k) plan. Beginning in October 2021, in order to provide the NEOs and certain other employees with market competitive benefits and for retention purposes, the Company implemented a fully insured medical plan. The Company pays the full cost of premiums for this plan. In addition, the NEOs receive the same benefits provided to all employees at the level of vice president and above, including participation in the Company's nonqualified deferred compensation plan (described below) and executive life insurance.

Nonqualified Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan, known as the Korn Ferry Executive Capital Accumulation Plan ("ECAP"). Pursuant to the ECAP, the NEOs, along with all other U.S.-based vice presidents, may defer up to 80% of their salary and/or up to 100% of their annual cash incentive award into the ECAP. Participants in the ECAP make elections on how they would like their deemed account notionally invested from a group of 15 selected mutual funds. At its discretion, the Company may make contributions to the ECAP on behalf of a participant. All Company matching and performance contributions to the ECAP are approved by the Committee. During fiscal year 2022, no Company contributions were made to the ECAP on behalf of the NEOs. Participants in the ECAP may elect to receive distributions (in lump sum) while employed by the Company (and after such amounts have become vested) or upon termination of their employment with the Company.

Long-Term Performance Unit Plan

In fiscal year 2017, the Committee approved the Korn Ferry Long Term Performance Unit Plan and subsequently approved amendments and restatements of such plan during fiscal year 2020, fiscal year 2021, and fiscal year 2022 (the "LTPU Plan"). The NEOs are eligible to participate in the LTPU Plan. The purpose of the LTPU Plan is to promote the success of the Company by providing a select group of management and highly-compensated employees with nonqualified supplemental retirement benefits as an additional means to attract, motivate, and retain such employees. Pursuant to the LTPU Plan, the Committee may grant cash-based unit awards (the "Unit Awards"). No Unit Awards were granted to the NEOs in fiscal year 2022, and the last awards made to a named executive officer occurred in fiscal year 2017. Unless a participant dies or makes an election in accordance with the LTPU Plan, each vested Unit Award will pay out an annual benefit of either $25,000 (for an award granted prior to June 1, 2020), $10,000 (for an award granted on or after June 1, 2020 and prior to July 1, 2021), or $12,500 (for an award granted on or after July 1, 2021), in all cases subject to a potential performance adjustment, for each of five years commencing on the seventh anniversary of the grant date. Subject to the terms of the LTPU Plan, participants may elect to have their annual benefits start on a later date and/or pay out in a lower annual amount over a greater number of years. Unit Awards vest upon the following circumstances: (i) the fourth anniversary of the grant date, subject to continued service as of such date; (ii) the later of the grantee's 65th birthday and the second anniversary of the grant date, subject to continued services as of each such date; (iii) death or disability; or (iv) a change of control event (as defined in the LTPU Plan). Each Unit Award made under the LTPU Plan has a total value of either $125,000 (for an award granted prior to June 1, 2020), $50,000 (for an award granted on or after June 1, 2020 and prior to July 1, 2021), or $62,500 (for an award granted on or after July 1, 2021) and a base value of either $50,000 (for an award granted prior to June 1, 2020) or $25,000 (for an award granted on or after June 1, 2020). The base value of an LTPU award represents the maximum amount payable upon the partial vesting of such award. If a participant terminates employment prior to death or disability and not for cause, the participant will be entitled to receive a lump sum payment of a portion of the base value

of the Unit Award based on the years of service completed since the grant date to the extent that the termination occurs at least 13 months following the grant date. Please refer to the section entitled "Potential Payments Upon Termination or Change of Control" below for further discussion of the LTPU Plan.

Employment Agreements

Each of the Company's NEOs is covered by an employment agreement providing for a minimum annual level of salary, target incentives, eligibility for long-term incentives and benefit eligibility and, in the case of Mr. Burnison, a retention award (the "Retention Award"). The agreements also provide for a severance benefit in the event of a termination of employment without "cause" or for "good reason," as such terms are defined in the agreements. During fiscal year 2021, the NEOs executed amendments to their then-existing employment contracts and letter agreements, as applicable, formalizing the 50% base salary reductions in place for a portion of fiscal year 2021 and acknowledging that such reductions will not trigger any good reason or other constructive termination rights.

On June 28, 2021, the Company and each NEO entered into new employment agreements that superseded each NEO's prior employment agreement or letter, as applicable. This was done in connection with the periodic review of our executive employment arrangements both (1) in recognition of the importance of retaining our NEOs, an experienced and seasoned management team in the middle of leading Korn Ferry through a successful multi-year transformation from an Executive Search firm to a diversified organizational consulting firm; and (2) to provide greater protection to the Company in the event of an NEO departure in the form of an expanded list of competitor companies in each NEO's noncompetition covenant. Based on a competitive review conducted by Pearl Meyer, the Committee's independent advisor, the employment agreements provide for the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $1,000,000 for Mr. Burnison, $625,000 for Mr. Rozek, and $550,000 for each of Messrs. Mulrooney and Arian; (2) participation in the Company's annual cash incentive plan with an annual target award of 150% of annual base salary for Mr. Burnison, 120% of annual base salary for Mr. Rozek, and 100% of annual base salary for Messrs. Mulrooney and Arian, and the ability to earn additional amounts up to a maximum cash award of

200% of the applicable target bonus opportunity for each executive; and (3) subject to approval of the Committee, the NEOs continue to be eligible to participate in the Company's equity incentive program and in the employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

In addition, the agreement with Mr. Burnison continued to provide the ability to earn the Retention Award (which was originally granted under his previous employment agreement with the Company dated March 30, 2018) in the amount of $5 million, which vested on March 30, 2022. After vesting, payment of this award will be deferred until Mr. Burnison's termination of employment (except that Mr. Burnison will forfeit this award if his employment is terminated for "cause" or he violates his restrictive covenants). Interest will accrue on the deferral from March 30, 2022 until Mr. Burnison's termination of employment at 120% of the long-term Applicable Federal Rate as in effect from time to time (currently 4.02% for August 2022).

For all NEOs, the agreements provide for severance benefits in the event of a termination of employment without "cause" or for "good reason," as such terms are defined in the agreements. Mr. Rozek's agreement also provides for continued vesting of his equity awards (based on actual Company performance in the case of performance awards) in the event of a termination due to his "retirement," as defined in his agreement, provided he gives the Company at least six months' prior notice. All of the foregoing benefits are conditioned on the executive's execution and delivery of a general release and compliance with covenants relating to confidentiality, nonsolicitation, and noncompetition. Please refer to the sections entitled "Employment Agreements" and "Potential Payments Upon Termination or Change of Control" below for further discussion of these agreements.

It is the Committee's belief that the employment agreements are necessary from a competitive perspective and contribute to the stability of the management team.

Other Policies

Stock Ownership Policy

The Nominating and Corporate Governance Committee has determined that in order to further align the long-term interests of the Company's stockholders and its non-employee directors and executive officers, it is in the best interests of the Company to require such directors and officers to have direct ownership in the Company's common stock. Therefore, it and the Board have adopted the Company's Stock Ownership

Policy, which provides that all NEOs are required to own three times their annual base salary in Company common stock. In addition, the policy requires non-employee directors to hold three times their annual cash retainer in Company common stock. Stock ownership includes direct stock ownership, but does not include unvested restricted stock awards, unvested restricted stock units or unvested options.

Until the stock ownership level is met, each executive officer and non-employee director must retain at least 75% of the net shares (the shares remaining after payment of transaction costs and applicable taxes owed as a result of vesting of the restricted stock) received upon vesting of restricted stock awards and 50% of the net shares (the shares remaining after payment of transaction costs, the option exercise price and applicable taxes owed as a result of the exercise of the option) received upon exercise of stock options.

Clawback Policy

Pursuant to the Company's clawback policy, in the event that the Board determines there has been an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, the Board will review all applicable incentive payments and if such payments would have been lower had they been calculated based on such restated results, the Board may, to the extent permitted by governing law, seek to recoup for the benefit of the Company such payments to and/or equity awards held by executive officers or the principal accounting officer who are found personally responsible for the material restatement, as determined by the Board.

Policies Prohibiting Hedging, Speculative Trading and Pledging

The Company has adopted policies prohibiting officers, directors, and employees from engaging in speculative transactions (such as puts, calls, and short sales) or in any type of hedging transaction (such as zero cost collars, equity swaps, exchange funds, and forward sale contracts) in Company securities. Further, directors and officers, including all of the NEOs, are expressly prohibited from margining Company securities or pledging Company securities as collateral for a loan.

Internal Revenue Code Section 162(m)

As one of the factors in the review of compensation matters, the Committee considers the anticipated tax treatment to the Company. The deductibility of some types of compensation for NEOs depends upon the timing of a named executive officer's vesting or exercise of previously granted rights. Prior to the US Tax Cuts and Jobs Act enacted in December of 2017 (the "US Tax Act"), which became effective for the Company at the beginning of fiscal year 2019, compensation that satisfied conditions set forth under Section 162(m) of the Internal Revenue Code to qualify as "performance-based compensation" was not subject to a $1 million limit on deductibility, and the limit did not apply to compensation paid to the Chief Financial Officer. The US Tax Act eliminated the performance-based compensation exception and applied the limit to the Chief Financial Officer and certain former executive officers. With the elimination of the exemption for performance-based compensation, we expect that we will be unable to deduct compensation in excess of $1 million paid to our Chief Executive Officer, Chief Financial Officer, and our other named executive officers covered by Section 162(m). Notwithstanding the repeal of the exemption for "performance-based compensation," the Committee intends to maintain its commitment to structuring the Company's executive compensation programs in a manner designed to align pay with performance.

Compensation and Personnel Committee Report on Executive Compensation

The Compensation and Personnel Committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the fiscal year ended April 30, 2022, with management. In reliance on the reviews and discussions with management relating to the CD&A, the Compensation and Personnel Committee has recommended to the Board, and the Board has approved, that the CD&A be included in this Proxy Statement.

Compensation and Personnel Committee

Jerry P. Leamon, *Chair*
Doyle N. Beneby
Laura M. Bishop
Lori J. Robinson
George T. Shaheen

Compensation Committee Interlocks and Insider Participation

During fiscal year 2022, at all times, all members of the Compensation and Personnel Committee were "independent": none were employees or former employees of the Company and none had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served on the compensation committee or board of directors of another entity whose executive officer(s) served on our Compensation and Personnel Committee or Board.

Compensation of Executive Officers and Directors

Fiscal Year 2022, 2021, and 2020 Summary Compensation Table

The following table sets forth information with respect to the total compensation paid to or earned by each of the named executive officers in fiscal 2022, 2021, and 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gary D. Burnison, President and Chief Executive Officer	2022	985,000	—	5,052,479	3,450,000	—[3]	$42,219[4]	$9,529,698
	2021	796,250	—	5,700,025	4,815,720	15,862[3]	19,670	11,347,527
	2020	910,000	—	3,448,284	—	71,951[3]	12,750	4,442,985
Robert P. Rozek, Executive Vice President, Chief Financial Officer and Chief Corporate Officer	2022	616,667	—	2,105,429	1,725,000	—	$34,346[5]	$4,481,442
	2021	503,125	—	2,300,063	2,535,750	—	18,347	5,357,285
	2020	575,000	—	1,432,509	—	—	12,750	2,020,259
Byrne Mulrooney, Chief Executive Officer, of RPO and Digital	2022	533,333	—	1,515,800	1,170,125	—	$39,822[6]	$3,259,080
	2021	393,750	—	2,500,045	3,087,000	—	235,688	6,216,483
	2020	450,000	—	1,047,610	—	—	235,320	1,732,930
Mark Arian, Chief Executive Officer, of Consulting	2022	533,333	—	1,515,800	1,158,108	—	$38,971[7]	$3,246,212
	2021	393,750	—	1,600,128	2,646,000	—	262,633	4,902,511
	2020	450,000	—	518,818	—	—	262,084	1,230,902

(1) Represents the aggregate grant date fair value of awards granted during the fiscal year, calculated in accordance with Accounting Standards Codification, 718, Compensation-Stock Compensation. Certain assumptions used to calculate the valuation of the awards are set forth in Note 4 to the notes to consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended April 30, 2022. For the Relative TSR Units, the grant date fair value is measured using a Monte Carlo simulation valuation model. The simulation model applies a risk-free interest rate and an expected volatility assumption. The risk-free rate is assumed to equal the yield on a three-year Treasury bond on the grant date. Volatility is based on historical volatility for the 36-month period preceding the grant date. For each of the NEOs, the assumed per-share value of Relative TSR Units for the July 9, 2021 annual grant was $83.14 and for the July 9, 2019 annual grant was $37.99. Our Compensation Committee made a one-time decision in early July of 2020 to grant time-based equity awards that provided a stronger incentive to retain our NEOs in the face of economic challenges beyond their control as the Board concluded that supporting the continuity and commitment of the Company's leadership team to lead the Company through the entire course of the pandemic's impact on the Company's business would be essential during such uncertain and challenging times. Accordingly, no performance-based shares were granted in fiscal 2021.

(2) Reflects cash incentive compensation earned under the Company's annual cash incentive plan in the applicable fiscal year and paid in the following fiscal year.

(3) The values in the table represent, for each applicable fiscal year, the aggregate change in the actuarial present value of Mr. Burnison's accumulated benefit under the Enhanced Wealth Accumulation Plan (the "EWAP") from the pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for the prior completed fiscal year to the pension plan measurement date used for financial reporting purposes with respect to the Company's audited financial statements for the covered fiscal year. For fiscal year 2022, the change in value was negative in the amount of ($71,208) and is reported as $0 in accordance with applicable SEC rules. As discussed under "Fiscal 2022 Pension Benefits," participants in the EWAP elected to participate in a "deferral unit" that required the participant to contribute a portion of their compensation for an eight-year period, or in some cases, make an after-tax contribution, in return for defined benefit payments from the Company over a fifteen-year period generally at retirement age of 65 or later. Mr. Burnison is the only named executive officer that participates in the EWAP. To date, Mr. Burnison has contributed $55,200 to the EWAP. In June 2003, the Company amended the EWAP plan, so as not to allow new participants or the purchase of additional deferral units by existing participants.

(4) Represents 401(k) company contribution of $3,900, an auto allowance of $5,400, executive medical insurance premium of $21,913, executive long-term disability insurance premium and/or imputed income of $806, and executive short-term life insurance premium and/or imputed income of $10,200.

(5) Represents 401(k) company contribution of $3,967, an auto allowance of $5,400, executive medical insurance premium of $15,267, executive long-term disability insurance premium and/or imputed income of $914, and executive short-term life insurance premium and/or imputed income of $8,798.

(6) Represents 401(k) company contribution of $3,900, an auto allowance of $5,400, executive medical insurance premium of $21,913, executive long-term disability insurance premium and/or imputed income of $914, and executive short-term life insurance premium and/or imputed income of $7,695.

(7) Represents 401(k) company contribution of $3,967, an auto allowance of $5,400, executive medical insurance premium of $21,913, executive long-term disability insurance premium and/or imputed income of $806, and executive short-term life insurance premium and/or imputed income of $6,885.

Fiscal Year 2022 Grants of Plan-Based Awards

The following table sets forth information with respect to non-equity incentive plan compensation and equity awards granted in fiscal 2022 to the named executive officers, under the Company's Fourth Amended and Restated 2008 Stock Incentive Plan.

Name	Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Stock Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gary D. Burnison	7/9/2021	—	—	—	—	—	—	26,080	1,800,042
	7/9/2021	—	—	—	9,780	39,120	78,240	—	3,252,437
	—	—	1,500,000	3,450,000	—	—	—	—	—
Robert P. Rozek	7/9/2021	—	—	—	—	—	—	10,870	750,247
	7/9/2021	—	—	—	4,080	16,300	32,600	—	1,355,182
	—	—	750,000	1,725,000	—	—	—	—	—
Byrne Mulrooney	7/9/2021	—	—	—	—	—	—	7,820	539,736
	7/9/2021	—	—	—	2,940	11,740	23,480	—	976,064
	—	—	550,000	1,265,000	—	—	—	—	—
Mark Arian	7/9/2021	—	—	—	—	—	—	7,820	539,736
	7/9/2021	—	—	—	2,940	11,740	23,480	—	976,064
	—	—	550,000	1,265,000	—	—	—	—	—

Employment Agreements

Certain elements of compensation set forth in the "Fiscal Year 2022, 2021, and 2020 Summary Compensation Table" and "Fiscal Year 2022 Grants of Plan-Based Awards Table" reflect the terms of employment agreements entered into between the Company and each of the named executive officers that were in effect during fiscal year 2022.

Gary D. Burnison. We entered into an amended and restated employment agreement with Mr. Burnison dated June 28, 2021 (the "Burnison Employment Agreement") pursuant to which Mr. Burnison serves as Chief Executive Officer. Pursuant to the Burnison Employment Agreement, we agreed to provide Mr. Burnison with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $1,000,000 (previously $910,000); (2) participation in the Company's annual cash incentive plan with an annual target award of 150% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. In addition, the Burnison Employment Agreement continues to provide for a retention award in the amount of $5 million (the "Retention Award") that vested on March 30, 2022 (the "Retention Vesting Date"). After vesting, payment of this award will be deferred until Mr. Burnison's termination of employment (except that Mr. Burnison will forfeit this award if his employment is terminated for "cause" or he violates his restrictive covenants). After vesting, interest will accrue on the deferral until Mr. Burnison's termination of employment at 120% of the long-term Applicable Federal Rate as in effect from time to

time (currently 4.02% for August 2022). This deferred award, together with accrued interest, will be paid in equal monthly installments in cash (without further interest) over twelve months following Mr. Burnison's termination of employment for any reason (other than termination by the Company for "cause") on or after the Retention Vesting Date provided he provides the Company with an effective release of claims and continues to be in compliance with applicable covenants relating to noncompetition, nonsolicitation, and confidentiality. Mr. Burnison is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

Robert P. Rozek. We entered into an amended and restated employment agreement with Mr. Rozek dated June 28, 2021 (the "Rozek Employment Agreement") pursuant to which Mr. Rozek serves as Executive Vice President, Chief Financial Officer, and Chief Corporate Officer. Pursuant to the Rozek Employment Agreement, we agreed to provide Mr. Rozek with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $625,000 (previously $575,000); (2) participation in the Company's annual cash incentive plan with an annual target award of 120% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Rozek is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

Byrne Mulrooney. We entered into an employment agreement with Mr. Mulrooney dated June 28, 2021 (the "Mulrooney Employment Agreement") pursuant to which Mr. Mulrooney serves as Chief Executive Officer, RPO and Digital. Pursuant to the Mulrooney Employment Agreement, we agreed to provide Mr. Mulrooney with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $550,000 (previously $450,000); (2) participation in the Company's annual cash incentive plan with an annual target award of 100% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Mulrooney is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

Mark Arian. We entered into an employment agreement with Mr. Arian dated June 28, 2021 (the "Arian Employment Agreement") pursuant to which Mr. Arian serves as Chief Executive Officer, Consulting. Pursuant to the Arian Employment Agreement, we agreed to provide Mr. Arian with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $550,000 (previously $450,000); (2) participation in the Company's annual cash incentive plan with an annual target award of 100% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Arian is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

Fiscal Year 2022 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to options to purchase shares of the Company's common stock, restricted stock, and restricted stock unit grants to the named executive officers outstanding as of April 30, 2022.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Not Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)	Market Value of Shares of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights that Have Not Vested ($)
Gary D. Burnison	—	—	—	—	—	5,328[1]	327,352	—	—
	—	—	—	—	—	17,970[2]	1,104,077	—	—
	—	—	—	—	—	155,625[3]	9,561,600	—	—
	—	—	—	—	—	26,080[4]	1,602,355	—	—
	—	—	—	—	—	—	—	107,840[5]	6,625,690
	—	—	—	—	—	—	—	9,780[6]	600,883
Robert P. Rozek	—	—	—	—	—	2,215[1]	136,090	—	—
	—	—	—	—	—	7,470[2]	458,957	—	—
	—	—	—	—	—	62,798[3]	3,858,309	—	—
	—	—	—	—	—	10,870[4]	667,853	—	—
	—	—	—	—	—	—	—	44,780[7]	2,751,283
	—	—	—	—	—	—	—	4,080[8]	250,675
Byrne Mulrooney	—	—	—	—	—	1,618[1]	99,410	—	—
	—	—	—	—	—	5,460[2]	335,462	—	—
	—	—	—	—	—	68,258[3]	4,193,772	—	—
	—	—	—	—	—	7,820[4]	480,461	—	—
	—	—	—	—	—	—	—	32,760[9]	2,012,774
	—	—	—	—	—	—	—	2,940[10]	180,634
Mark Arian	—	—	—	—	—	650[1]	39,936	—	—
	—	—	—	—	—	2,705[2]	166,195	—	—
	—	—	—	—	—	43,688[3]	2,684,191	—	—
	—	—	—	—	—	7,820[4]	480,461	—	—
	—	—	—	—	—	—	—	16,220[11]	996,557
	—	—	—	—	—	—	—	2,940[10]	180,634

(1) The time-based restricted stock grant was made on July 9, 2018 and vests in four equal annual installments beginning on July 9, 2019.

(2) The time-based restricted stock grant was made on July 9, 2019 and vests in four equal annual installments beginning on July 9, 2020.

(3) The time-based restricted stock grant was made on July 8, 2020 and vests in four equal annual installments beginning on July 8, 2021.

(4) The time-based restricted stock grant was made on July 9, 2021 and vests in four equal annual installments beginning on July 9, 2022.

(5) This grant of Relative TSR Units was made on July 9, 2019. The award has a three-year vesting period after which between 0 and 107,840 shares may vest depending upon the Company's total stockholder return over the three-year period relative to a peer group of companies. On July 9, 2022, 107,840 shares vested based upon the Company's total stockholder return over the three-year performance period relative to a peer group of companies.

(6) This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 78,240 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of 25% of target based on performance to date.

(7) This grant of Relative TSR Units was made on July 9, 2019. The award has a three-year vesting period after which between 0 and 44,780 shares may vest depending upon the Company's total stockholder return over the three-year period relative to a peer group of companies. On July 9, 2022, 44,780 shares vested based upon the Company's total stockholder return over the three-year performance period relative to a peer group of companies.

(8) This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 32,600 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of 25% of target based on performance to date.

(9) *This grant of Relative TSR Units was made on July 9, 2019. The award has a three-year vesting period after which between 0 and 32,760 shares may vest depending upon the Company's total stockholder return over the three-year period relative to a peer group of companies. On July 9, 2022, 32,760 shares vested based upon the Company's total stockholder return over the three-year performance period relative to a peer group of companies.*

(10) *This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 23,480 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of 25% of target based on performance to date.*

(11) *This grant of Relative TSR Units was made on July 9, 2019. The award has a three-year vesting period after which between 0 and 16,220 shares may vest depending upon the Company's total stockholder return over the three-year period relative to a peer group of companies. On July 9, 2022, 16,220 shares vested based upon the Company's total stockholder return over the three-year performance period relative to a peer group of companies.*

Stock Vested in Fiscal Year 2022

The following table sets forth information with respect to the exercise of options and the vesting of stock awards for each of the named executive officers during the fiscal year ended April 30, 2022.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Gary D. Burnison	—	—	133,055	9,075,037
Robert P. Rozek	—	—	56,113	3,829,171
Byrne Mulrooney	—	—	54,638	3,707,863
Mark Arian	—	—	26,315	1,777,933

Fiscal Year 2022 Pension Benefits

The following table sets forth the pension benefits of the named executive officers as of April 30, 2022.

Name	**Plan Name**	**Number of Years Credited Service or Number of Units Earned (#)[1]**	**Present Value of Accumulated Benefit ($)**	**Payments During Last Fiscal Year ($)**
Gary D. Burnison	Executive Wealth Accumulation Plan ("EWAP")	15	335,705	—

(1) *Upon attaining 15 years of service, Mr. Burnison qualified for an "early retirement benefit" under the EWAP. Because Mr. Burnison has made the mandatory contributions for the eight-year period as required under the EWAP, he is now entitled to an unreduced benefit.*

Enhanced Wealth Accumulation Plan

The EWAP was established in fiscal year 1994. Certain vice presidents elected to participate in a "deferral unit" that required the participant to contribute a portion of their compensation for an eight-year period, or in some cases, make an after-tax contribution, in return for defined benefit payments from the Company over a 15-year period generally at retirement age of 65 or later. Participants were able to acquire additional "deferral units" every five years.

In June 2003, the Company amended the EWAP so as not to allow new participants or the purchase of additional deferral units by existing participants. The assumptions used to calculate the present value of the accumulated benefit under the EWAP are set forth in Note 6 to the notes to consolidated financial statements in our Annual Report on Form 10-K for the year ended April 30, 2022.

Fiscal Year 2022 Nonqualified Deferred Compensation

The nonqualified deferred compensation plan earnings and withdrawals of the named executive officers as of April 30, 2022, are set forth in the table below.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings/(loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Gary D. Burnison	—	—	(101,762)	—	1,513,072[1]
Robert P. Rozek	—	—	—	—	—
Byrne Mulrooney	—	—	—	—	875,000[2]
Mark Arian	—	—	—	—	1,000,000[2]

(1) The "Aggregate Balance at Last FYE" is comprised of contributions made by both Mr. Burnison and the Company of which $209,000 was reported as contributions in Summary Compensation Tables in prior-year proxy statements beginning with the fiscal 2007 proxy statement. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

(2) On July 8, 2016, the Company established the LTPU Plan in order to promote the success of the Company by providing a select group of management and highly compensated employees with nonqualified supplemental retirement benefits as an additional means to attract, motivate and retain such employees. A unit award has a base value of $50,000 for the purpose of determining the payment that would be made upon early termination for a partially vested unit award. The units vest 25% on each anniversary date, with the unit becoming fully vested on the fourth anniversary of the grant date, subject to the participant's continued service as of each anniversary date. Each vested unit award will pay out an annual benefit of $25,000 for each of five years commencing on the seventh anniversary of the grant date. On July 9, 2016, Mr. Mulrooney received seven units and on April 3, 2017, Mr. Arian received eight units, and the value shown in the table represents the maximum benefit pursuant to such units. Messrs. Mulrooney's and Arian's awards became fully vested in fiscal year 2021, and therefore no amounts were required to be reported in the Summary Compensation table for fiscal year 2022.

Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of compensation that would become payable to each of the named executive officers under existing plans and arrangements if that named executive officer's employment had terminated on April 30, 2022 (pursuant to his employment agreement then in effect), given the named executive officer's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including benefits generally available to salaried employees, such as distributions under the Company's 401(k) plan and EWAP, and previously accrued and vested benefits under the Company's LTPU Plan and nonqualified deferred compensation plan, as described in the tables above. The actual amounts that would be paid upon a named executive officer's termination of employment can be determined only at the time of such named executive officer's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the named executive officer's age. In addition, in connection with any actual termination of employment, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Committee determines appropriate. References to "performance shares" mean any outstanding Relative TSR Units.

Gary D. Burnison. Under the Burnison Employment Agreement, because Mr. Burnison remained employed through the Retention Vesting Date, subject to his execution and delivery of a general release of claims and his compliance with restrictive covenants relating to noncompetition, nonsolicitation, and confidentiality (i) his deferred Retention Award, in the amount of $5,000,000, together with interest accrued during the mandatory deferral period, will be paid in equal monthly installments in cash (without further interest) over 12 months following Mr. Burnison's termination of employment for any reason (other than termination by the Company for cause) and (ii) upon any termination of Mr. Burnison's employment (other than by the Company for cause or due to death or disability), all unvested equity awards granted on or after March 30, 2018 (and at least 90 days prior to such termination, other than with respect to a termination by the Company without cause or a termination by Mr. Burnison for good reason (an "Involuntary Termination") during such 90-day period, in which case, there shall be no such 90-day requirement) will continue to vest in accordance with their terms, disregarding such termination. As an exception, the post-change in control double trigger equity severance vesting rules described below would continue to apply in the event of an Involuntary Termination that occurs within 24 months after a change in control.

Under the Burnison Employment Agreement, if Mr. Burnison's employment is terminated due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the Executive Capital Accumulation Plan ("ECAP"); (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for Mr. Burnison and his dependents for as long as such coverage was available under COBRA.

If we terminated Mr. Burnison's employment for cause or he voluntarily terminated his employment without good reason, then we would pay him accrued compensation through the date of termination.

Under the Burnison Employment Agreement, if Mr. Burnison's employment is terminated due to an Involuntary Termination prior to a change in control or more than 24 months after a change in control, then we would provide him with the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; and (3) for up to 18 months after termination, reimbursement of COBRA coverage premiums for the executive and his dependents.

The Burnison Employment Agreement provides that if there was a change of control and within 24 months, Mr. Burnison's employment is terminated due to an Involuntary Termination, then we would provide him with the following:

(1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to three times his current annual base salary, three times his target annual cash incentive award and the amount of his deferred Retention Award (to the extent not yet paid); (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for six months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding stock options, other equity-type incentives, other long term awards and all benefits held under the ECAP (excluding performance awards) (collectively, the "Time Vested Awards"); and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if the executive had served the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if the executive had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

Under the Burnison Employment Agreement, the severance benefits described above are conditioned on Mr. Burnison's execution and delivery of a general release and compliance with covenants relating to confidentiality, non-solicitation, and non-competition.

Gary D. Burnison[1]	Retirement	Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason	Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason	Death or Disability
Equity/ECAP (excluding performance-based shares)	$ 12,595,384	$ 12,595,384	$ 12,595,384	$ 12,595,384
Performance-Based Shares[2]	9,029,222	9,029,222	9,029,222	9,029,222
Base Salary	—	—	3,000,000	—
Bonus	—	3,450,000	6,000,000	1,500,000
Health Benefits	—	56,348	75,130	112,695[3]
Retention Award	5,000,000	5,000,000	5,000,000	5,000,000
TOTAL	**$ 26,624,606**	**$ 30,130,954**	**$ 35,699,736**	**$ 28,237,301**

(1) Under all termination scenarios other than a termination by the Company for cause, Mr. Burnison would receive payment of his deferred Retention Award, which fully vested as of March 30, 2022, plus the amount of interest accrued during the mandatory deferral period, as described above.

(2) For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2022, it was assumed that the Company achieved target performance. With respect to Mr. Burnison's grants of performance shares for which the measurement period ended on April 30, 2022 (and vested on July 9, 2022), actual results were used in the calculations. With respect to Mr. Burnison's grant of performance shares for which the measurement period ended on April 30, 2022, the measurement period was assumed to have concluded prior to his termination for purposes of the table.

(3) Where Mr. Burnison or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.

Robert P. Rozek. Under the Rozek Employment Agreement, if Mr. Rozek's employment terminates due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for the executive and his dependents for as long as such coverage was available under COBRA.

If the Company terminates Mr. Rozek's employment for cause at any time or he voluntarily terminates his employment without good reason, then the Company would pay him accrued compensation through the date of termination.

If Mr. Rozek's employment is Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for the executive and his dependents; (5) all outstanding Time Vested Awards will continue to vest in accordance with their terms (disregarding such termination); and (6) the performance awards will vest based on actual performance through the entire performance period.

If Mr. Rozek's employment is Involuntarily Terminated within 24 months following a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times the executive's current annual base salary and two and one-half times the executive's target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for six months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vested Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if the executive had served for the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if the executive had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

If Mr. Rozek terminates his employment due to retirement, he will be entitled to the following: (1) his accrued compensation; (2) Time Vested Awards that have been outstanding for more than 90 days will continue to vest in accordance with their terms (disregarding such termination); and (3) performance awards that have been outstanding for more than 90 days will vest based on actual performance through the entire performance period. Mr. Rozek is required to provide six months' notice prior to terminating his employment due to retirement.

The severance benefits described above are conditioned on Mr. Rozek's execution and delivery of a general release and compliance with covenants relating to confidentiality, non-solicitation, and non-competition.

Robert P. Rozek	Retirement	Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason	Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason	Death or Disability
Equity/ECAP (excluding performance-based shares)	$ 5,121,208	$ 5,121,208	$ 5,121,208	$ 5,121,208
Performance-Based Shares[1]	3,752,755	3,752,755	3,752,755	3,752,755
Base Salary	—	937,500	1,562,500	—
Bonus	—	2,662,500	2,625,000	750,000
Health Benefits	—	39,258	52,344	78,515[2]
TOTAL	**$ 8,873,963**	**$ 12,513,221**	**$ 13,113,807**	**$ 9,702,478**

(1) *For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2022, it was assumed that the Company achieved target performance. With respect to Mr. Rozek's grants of performance shares for which the measurement period ended on April 30, 2022 (and vested on July 9, 2022), actual results were used in the calculations. With respect to Mr. Rozek's grant of performance shares for which the measurement period ended on April 30, 2022, the measurement period was assumed to have concluded prior to his termination for purposes of the table.*

(2) *Where Mr. Rozek or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.*

Byrne Mulrooney. Under the Mulrooney Employment Agreement, if Mr. Mulrooney's employment terminates due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for the executive and his dependents for as long as such coverage was available under COBRA.

If the Company terminates Mr. Mulrooney's employment for cause at any time or he voluntarily terminates his employment without good reason, then the Company would pay him accrued compensation through the date of termination.

If Mr. Mulrooney's employment is Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for the executive and his dependents; (5) the Time Vested Awards that would have vested within 12 months of termination will become fully vested as of the date of such termination; and (6) a pro rata portion of the performance awards will vest based on actual performance during the entire performance period and the number of days the executive was employed during the performance period plus an additional year (provided this number of days does not exceed the number of days in the performance period).

If Mr. Mulrooney's employment is Involuntarily Terminated within 24 months following a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times the executive's current annual base salary and two and one-half times the executive's target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for six months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vesting Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if the executive had served for the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if the executive had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

In addition, pursuant to the terms of the LTPU Plan and Mr. Mulrooney's LTPU award, which fully vested in 2020, in the case of death or disability, payout of the award, which generally occurs in five equal annual installments commencing in the calendar year including the seventh anniversary of the grant date and over four years thereafter (unless elected otherwise), would commence on the 60th day following a termination due to death or would be payable as a single lump sum in the year in which a disability occurs. Each unit awarded under the LTPU Plan has a total value of $125,000. Mr. Mulrooney was awarded seven units under the LTPU Plan and thus the total value of his vested award is $875,000.

Byrne Mulrooney	Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason		Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason		Death or Disability	
Equity/ECAP (excluding performance-based shares)	$	1,785,201	$	5,109,105	$	5,109,105
Performance-Based Shares[1]		2,493,864		2,734,080		2,734,080
Base Salary		825,000		1,375,000		—
Bonus		1,857,625		1,925,000		550,000
Health Benefits		56,348		75,130		112,695[2]
LTPU Award[3]		875,000		875,000		875,000
TOTAL	**$**	**7,893,038**	**$**	**12,093,315**	**$**	**9,380,880**

(1) *For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2022, it was assumed that the Company achieved target performance. With respect to Mr. Mulrooney's grants of performance shares for which the measurement period ended on April 30, 2022 (and vested on July 9, 2022), actual results were used in the calculations. With respect to Mr. Mulrooney's grant of performance shares for which the measurement period ended on April 30, 2022, the measurement period was assumed to have concluded prior to his termination for purposes of the table.*

(2) *Where Mr. Mulrooney or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.*

(3) *Mr. Mulrooney's LTPU Award was already fully vested as of the last day of the fiscal year. The full value of the award is payable following any termination of employment in accordance with the terms of the LTPU Plan and as described in more detail above.*

Mark Arian. Under the Arian Employment Agreement, if Mr. Arian's employment terminates due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for the executive and his dependents for as long as such coverage was available under COBRA.

If the Company terminates Mr. Arian's employment for cause at any time or he voluntarily terminates his employment without good reason, then the Company would pay him accrued compensation through the date of termination.

If Mr. Arian's employment is Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for the executive and his dependents; (5) the Time Vested Awards that would have vested within 12 months of termination will become fully vested as of the date of such termination; and (6) a pro rata portion of the performance awards will vest based on actual performance during the entire performance period and the number of days the executive was employed during the performance period plus an additional year (provided this number of days does not exceed the number of days in the performance period).

If Mr. Arian's employment is Involuntarily Terminated within 24 months following a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times the executive's current annual base salary and two and one-half times the executive's target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for six months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vesting Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if the executive had served for the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if the executive had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

In addition, pursuant to the terms of the LTPU Plan and Mr. Arian's LTPU award, which fully vested in 2021, in the case of death or disability, payout of the award, which generally occurs in five equal annual installments commencing in the calendar year including the seventh anniversary of the grant date and over four years thereafter (unless elected otherwise), would commence on the 60th day following a termination due to death or would be payable as a single lump sum in the year in which a disability occurs. Each unit awarded under the LTPU Plan has a total value of $125,000. Mr. Arian was awarded eight units under the LTPU Plan and thus the total value of his vested award is $1,000,000.

Mark Arian	Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason		Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason		Death or Disability	
Equity/ECAP (excluding performance-based shares)	$	1,137,930	$	3,370,783	$	3,370,783
Performance-Based Shares[1]		1,477,647		1,717,862		1,717,862
Base Salary		825,000		1,375,000		—
Bonus		1,845,608		1,925,000		550,000
Health Benefits		56,348		75,130		112,695[2]
LTPU Award[3]		1,000,000		1,000,000		1,000,000
TOTAL	**$**	**6,342,533**	**$**	**9,463,775**	**$**	**6,751,340**

(1) For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2022, it was assumed that the Company achieved target performance. With respect to Mr. Arian's grants of performance shares for which the measurement period ended on April 30, 2022 (and vested on July 9, 2022), actual results were used in the calculations. With respect to Mr. Arian's grant of performance shares for which the measurement period ended on April 30, 2022, the measurement period was assumed to have concluded prior to his termination for purposes of the table.

(2) Where Mr. Arian or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.

(3) Mr. Arian's LTPU Award was already fully vested as of the last day of the fiscal year. The full value of the award is payable following any termination of employment in accordance with the terms of the LTPU Plan and as described in more detail above.

For purposes of the foregoing employment agreements, "cause," "change in control," "and "good reason," generally mean the following:

- **"Cause" means:**
  - conviction of any felony or other crime involving fraud, dishonesty or acts of moral turpitude or pleading guilty or nolo contendere to such charges; or
  - reckless or intentional behavior or conduct that causes or is reasonably likely to cause the Company material harm or injury or exposes or is reasonably likely to expose the Company to any material civil, criminal or administrative liability; or
  - any material misrepresentation or false statement made by the executive in any application for employment, employment history, resume or other document submitted to the Company, either before, during or after employment; or
  - for Messrs. Mulrooney and Arian, material violation of the Company's material written policies or procedures.

- **"Change in Control" means:**
  - an acquisition by any person of beneficial ownership or a pecuniary interest in more than 50% of the common stock of the Company or voting securities entitled to then vote generally in the election of directors ("Voting Stock") of the Company, after giving effect to any new issue in the case of an acquisition from the Company;
  - the consummation of a merger, consolidation, or reorganization of the Company or of a sale or other disposition of all or substantially all of the Company's consolidated assets as an entirety (collectively, a "Business Combination"), other than a Business Combination (a) in which all or substantially all of the holders of Voting Stock of the Company hold or receive directly or indirectly 50% or more of the Voting Stock of the entity resulting from the Business Combination (or a parent company), and (b) after which no person (other than certain excluded persons) owns more than 50% of the Voting Stock of the resulting entity (or a parent company) who did not own directly or indirectly at least that percentage of the Voting Stock of the Company immediately before the Business Combination, and (c) after which one or more excluded persons own an aggregate amount of Voting Stock of the resulting entity at least equal to the aggregate number of shares of Voting Stock owned by any persons who (i) own more than 5% of the Voting Stock of the resulting entity, (ii) are not excluded persons, (iii) did not own directly or indirectly at least the same percentage of the Voting Stock of the Company immediately before the Business Combination, and (iv) in the aggregate own more than 50% of the Voting Stock of the resulting entity;
  - consummation of the dissolution or complete liquidation of the Company; or
    - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new directors whose appointment, election, or nomination for election was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose appointment, election or nomination for election was previously so approved (all such directors, "Incumbent Directors"), cease for any reason to constitute a majority

of the Board. Notwithstanding the above provisions, no "Change in Control" shall be deemed to have occurred if a Business Combination, as described above, is effected and a majority of the Incumbent Directors, through the adoption of a Board resolution, determine that, in substance, no Change in Control has occurred.

- **"Good Reason" for purposes of Mr. Burnison means, if without Mr. Burnison's prior written consent:**
  - the Company materially reduces Mr. Burnison's duties or responsibilities as Chief Executive Officer or assigns him duties which are materially inconsistent with his duties or which materially impair his ability to function as Chief Executive Officer;
  - the Company reduces Mr. Burnison's base salary or target annual incentive award under the Company's annual cash incentive bonus plan (in each case, other than as part of an across-the-board reduction applicable to all executive officers of the Company);
  - the Company fails to perform or breaches its obligations under any other material provision of the Burnison Employment Agreement and fails to cure such failure or breach within the period required by the Burnison Employment Agreement;
  - Mr. Burnison's primary location of business is moved by more than 50 miles, subject to certain exceptions set forth in the Burnison Employment Agreement;
  - the Company reduces Mr. Burnison's title of Chief Executive Officer or removes him; or
  - the Company fails to obtain the assumption in writing of its obligation to perform the Burnison Employment Agreement by any successor to all or substantially all of the assets of the Company within 15 days after a merger, consolidation, sale or similar transaction.

- **"Good Reason" for purposes of Mr. Rozek means, if without Mr. Rozek's prior written consent:**
  - the Company materially reduces Mr. Rozek's title, duties or responsibilities as Chief Financial Officer and Chief Corporate Officer, or removes him;
  - the Company reduces Mr. Rozek's then current base salary or target award opportunity under the Company's annual cash incentive compensation program (in each case, other than as part of an across-the-board reduction applicable to all "named executive officers" of the Company (as defined under Item 402 of Regulation S-K and to the extent employed by the Company at that time)); or
  - Mr. Rozek's primary location of business is moved by more than 50 miles (other than in connection with a move of the Company's corporate headquarters).

- **"Good Reason" for purposes of Messrs. Mulrooney and Arian means, if without Mr. Mulrooney's or Mr. Arian's prior written consent and subject to the Company's cure right:**
  - The Company materially reduces his duties or responsibilities; or
  - The Company materially reduces his then current base salary or target annual incentive award (other than as part of an across-the-board reduction applicable to all "named executive officers" of the Company); or
  - for Mr. Arian, the Company materially breaches a material term of the Arian Employment Agreement.

Pay Ratio Disclosure

The 2022 annual total compensation of the median compensated of all our employees, other than our CEO Gary Burnison, was $108,358; Mr. Burnison's 2022 annual total compensation was $9,529,698, and the ratio of these amounts was 1-to-88.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. For these purposes, we identified a median compensated employee using base salary paid in fiscal year 2022, annualized to the extent permitted by SEC rules for those employees that were employed for less than the full fiscal year or on an unpaid leave. As permitted by SEC rules, we used a valid statistical sampling methodology applied to all of our employees who were employed as of April 30, 2022, to identify the global median employee.

Fiscal Year 2022 Compensation of Directors

The compensation of directors, including all restricted stock unit awards, for fiscal year 2022 is set forth in the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Doyle N. Beneby	97,500[3]	150,163	11,945	259,608
Laura M. Bishop	92,500[4]	150,163	492	243,155
Christina A. Gold	215,000[5]	150,163	1,759	366,922
Jerry P. Leamon	112,500[6]	150,163	1,759	264,422
Angel R. Martinez	92,500[7]	150,163	1,759	244,422
Debra J. Perry	110,000[8]	150,163	1,759	261,922
Lori J. Robinson	85,000[9]	150,163	1,759	236,922
George T. Shaheen	85,000[10]	150,163	4,442	239,605

(1) *Represents the aggregate grant date fair value of awards granted during the fiscal year, calculated in accordance with Accounting Standards Codification, 718, Compensation-Stock Compensation. The assumptions used to calculate the valuation of the awards are set forth in Note 4 to the notes to consolidated financial statements in our Annual Report on Form 10-K for the year ended April 30, 2022. As of April 30, 2022, the aggregate restricted stock units held by each director was 2,050 restricted stock units representing their annual equity grant. Mr. Shaheen held an additional 8,230 fully vested deferred stock units and Mr. Beneby held an additional 23,860 fully vested deferred stock units.*

(2) *Represents dividends on unvested restricted stock units.*

(3) *Mr. Beneby received a director fee of $85,000 and $12,500 for service as Nominating Committee Chair during fiscal 2022.*

(4) *Ms. Bishop joined the board effective September 29, 2021, and received a director fee of $85,000 and an annual fee of $7,500 for service as an Audit Committee Member during fiscal 2022.*

(5) *Ms. Gold received an annual fee of $130,000 for her services as Chairperson of the Board and a director fee of $85,000 during fiscal 2022.*

(6) *Mr. Leamon received a director fee of $85,000, an annual fee of $20,000 for service as Compensation Committee Chair, and an annual fee of $7,500 for service as an Audit Committee Member during fiscal 2022.*

(7) *Mr. Martinez received a director fee of $85,000 and an annual fee of $7,500 for service as an Audit Committee Member during fiscal 2022.*

(8) *Ms. Perry received a director fee of $85,000 and an annual fee of $25,000 for service as Audit Committee Chair during fiscal 2022.*

(9) *Ms. Robinson received a director fee of $85,000 during fiscal 2022.*

(10) *Mr. Shaheen received a director fee of $85,000 during fiscal 2022.*

Directors who are also employees or officers do not receive any additional compensation for their service on the Board. The Committee, in consultation with Pearl Meyer, its independent compensation consultant, periodically reviews non-employee director compensation and recommends changes based on competitive market data. Most recently, increases in director compensation that became effective for fiscal year 2020 were implemented in order to better align director compensation with that of our peer group. No changes were made to director compensation for fiscal year 2022.

The non-employee director compensation program provides for an annual equity award of restricted stock units with a value of approximately $150,000 to be awarded on the date of each annual meeting of stockholders. The number of units subject to such award is determined by dividing $150,000 by the closing price of the Company's common stock on the date of such annual meeting of stockholders (rounded to the nearest ten units). Non-employee directors are permitted to defer settlement of their restricted stock units; during fiscal year 2022, Messrs. Shaheen and Beneby

elected to defer their restricted stock units. The restricted stock unit awards vest on the day before the following annual meeting of stockholders. Additionally, non-employee directors receive each year, $85,000 either in cash or in restricted stock units, at their election, on the date of each annual meeting of stockholders. The non-employee director compensation program is intended to compensate the non-employee directors for their services through the next annual meeting of stockholders. In addition, each member of the Audit Committee receives $7,500 in cash annually, the Audit Committee Chair receives $25,000 in cash annually, the Compensation and Personnel Committee Chair receives $20,000 in cash annually, and the Nominating and Corporate Governance Committee Chair receives $12,500 in cash annually. The Chair of the Board receives $120,000 in cash annually. All directors are reimbursed for their out-of-pocket expenses incurred in connection with their duties as directors.

The Company's stock ownership policy for directors requires each non-employee director to own three times their annual cash retainer in Company stock.

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03
Stock Incentive Plan

Proposal No. 3
Approval of the Korn Ferry 2022 Stock Incentive Plan

Executive Summary

In order to continue to provide qualified employees, officers, non-employee directors, and other service providers with stock-based incentives, on August 8, 2022, the Board approved, subject to stockholder approval, the Korn Ferry 2022 Stock Incentive Plan (the "Plan"). The Board is submitting the Plan to the stockholders for their approval at the Annual Meeting. If stockholder approval of this proposal is obtained at the Annual Meeting, we will not grant any additional awards under the Korn Ferry Fourth Amended and Restated 2008 Stock Incentive Plan (the "Fourth A&R 2008 Plan" and, together with any prior version thereof, the "Prior Plan"), and the number of shares remaining available under the Prior Plan as of the effective date of the Plan will become available for grant under the Plan. Awards previously granted under the Prior Plan would be unaffected by the adoption of the Plan, and they would remain outstanding under the terms pursuant to which they were previously granted.

As of July 31, 2022, an aggregate of 602,644 shares of common stock remained available for new grants under the Fourth A&R 2008 Plan for the grant of stock-based incentives. The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. If the Plan is approved by our stockholders, 1,700,000 shares of common stock, plus any shares that remain available for the grant

of future awards under the Prior Plan as of the effective date of the Plan (602,644 shares remain available as of July 31, 2022), will be available for new awards of stock-based incentives. Shares of common stock underlying awards granted between July 31, 2022 and the date of the Annual Meeting, if any, will reduce the number of shares remaining available under the Prior Plan on a one-for-one basis. Without approval of the Plan, the Company will be constrained in its ability to use equity as a component of its compensation philosophy, a result that would put the Company at a considerable competitive disadvantage to its direct and indirect competitors in attracting and retaining the special high level professional employees on which the Company's success is largely dependent.

While approving the Plan, the Board considered, among other things, the following:

- potential dilution to its current stockholders as measured by burn rate and overhang (as described in "Key Data" below);

- the policies and recommendations of stockholder advisory firms like Glass Lewis and Institutional Shareholder Services; and

- the continued importance of motivating, recruiting, and retaining key employees who are highly sought after in the current extremely competitive job market.

Reasons for the Proposal

The Board unanimously recommends that the Company's stockholders approve the Plan. The Company's ability to grant an appropriate number of equity-based awards continues to be crucial in helping the Company compete more effectively for key employee talent. It is in the long-term interest of the Company and its stockholders to strengthen the ability to attract, motivate, and retain employees, officers, directors, consultants, agents, advisors and independent contractors, and to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits, and strengthen the mutuality of interest between those persons and the Company's stockholders.

If the Plan is not approved, the number of shares currently available under the Fourth A&R 2008 Plan is not projected to

be sufficient to cover all of our future equity compensation needs. Thus, if the Plan is not approved, we may not be able to provide persons eligible for awards who are presently providing services to the Company with compensation packages that are necessary to retain and motivate these individuals. In addition, the Company's future growth plans as part of the process of its transformation to a global diversified organizational consulting firm is based upon identifying and hiring additional highly talented key employees. If the Plan is not approved, we may not be able to provide those potential new hires with compensation packages necessary to attract and motivate them. If approved, the Board believes that the shares available under the Plan will be sufficient to fund the Company's equity compensation needs for approximately 2-3 years.

Key Data

When approving the Plan, the Board considered the burn rate with respect to the equity awards granted by the Company, as well as the Company's overhang. The burn rate is equal to the total number of equity awards the Company granted in a fiscal year divided by the weighted average common stock outstanding during the year. Overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans divided by the total common stock outstanding. The Company's three-year average burn rate for the last three fiscal years was approximately 1.69%, which is above the median three-year average burn rate of 1.15% for the Company's peer group (described in more detail on page 40). The Company's overhang as of July 31, 2022 was 5.0%, which was below the median overhang of the peer group of 7.2%. If the Plan is approved, the Company's overhang would increase to 8.1%, which is above the median of the peer group.

The following table sets forth information regarding outstanding equity awards and shares available for future equity awards under the Fourth A&R 2008 Plan as of July 31, 2022 (without giving effect to approval of the Plan):

Total shares of common stock outstanding	53,501,928
Total shares underlying outstanding stock options	–
Weighted average exercise price of outstanding stock options	$0
Weighted average remaining contractual life of outstanding stock options	–
Total shares underlying outstanding unvested time-based restricted stock and restricted stock unit awards	1,650,916
Total shares underlying outstanding unearned performance-based restricted stock and restricted stock unit awards	401,890
Total shares currently available for grant under Fourth A&R 2008 Plan	602,644

Promotion of Good Corporate Governance Practices

The Plan provides for the following:

- stock options and stock appreciation rights may not have a term in excess of ten years, may not be granted at a discount to the fair market value of our common stock on the grant date;

- other than in connection with a change in the Company's capitalization, the Company may not, without stockholder approval, (i) reduce the exercise price of a stock option or stock appreciation right, (ii) exchange a stock option or stock appreciation right for a new stock option or stock appreciation right with a lower exercise price or (iii) at any time when the exercise price of a stock option or stock appreciation right is above the fair market value of a share of our common stock, exchange such stock option or stock appreciation right for cash or other property;

- no single-trigger vesting solely on account of a change in control;

- no tax gross-ups;

- no liberal share recycling;

- annual limits on equity compensation that may be awarded to non-employee directors;

- minimum vesting periods on all award types;

- in no event will dividends or dividend equivalents be paid during the performance period with respect to unearned performance-based awards; and

- the administrator may cancel outstanding awards or, in some cases, "claw back" awards previously granted if an award recipient engages in an act of misconduct described in the Plan document, or for certain senior-level executives, in the event of a violation of the Company's clawback policy.

Plan Summary

The following summary of the material terms of the Plan is qualified in its entirety by reference to the complete statement of the Plan, which is set forth in Appendix B to this Proxy Statement. Stockholders are encouraged to read the text of the Plan in its entirety.

Purpose

The purpose of the Plan is to stimulate the efforts of employees, officers, non-employee directors, and other service providers, in each case who are selected to be participants, by heightening the desire of such persons to continue working toward and contributing to the success and progress of the Company.

Administration

The Plan is administered by the Compensation and Personnel Committee of the Board, provided, however, that the Board may exercise any power of the Compensation and Personnel Committee. The administrator is authorized and empowered to do all things it determines to be necessary or appropriate in connection with the administration of the Plan, including accelerating awards in the event the administrator determines, in good faith, that such acceleration is necessary or desirable. Subject to the limitations and requirements set forth in the Plan, the Compensation and Personnel Committee may authorize one or more officers of the Company to perform any or all things that the administrator is authorized and empowered to do or perform under the Plan. The Compensation and Personnel Committee may delegate any or all aspects of day-to-day administration of the Plan to one or more officers or employees of the Company or any subsidiary, and/or to one or more agents.

Eligible Participants

Any person who is a current or prospective officer or employee of the Company or its subsidiaries, and any non-employee director of the Company or other service provider retained to provide consulting, advisory, or other services to the Company or its subsidiaries, is eligible to be considered for the grant of awards under the Plan. As of July 31, 2022, approximately 11,345 employees and eight non-employee directors were eligible to participate in the Plan. Options intending to qualify as "incentive stock options" ("Incentive Stock Options" or "ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code") may only be granted to employees of the Company or any subsidiary.

Available Shares

The aggregate number of shares of common stock of the Company that may be granted under the Plan will not exceed 1,700,000, plus (i) any shares of common stock that remain available for grant under the Prior Plan as of the effective date of the Plan and (ii) any shares of common stock subject to outstanding awards under the Prior Plan that on or after the effective date of the Plan cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares of common stock). This limitation is subject to adjustments to prevent dilution. The shares issued pursuant to awards granted under the Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

For purposes of the foregoing share limit, the aggregate number of shares issued under the Plan at any time will equal only the number of shares actually issued upon exercise or settlement of an award. Notwithstanding the foregoing, shares subject to an award under the Plan may not again be made available for issuance under the Plan if such shares are: (1) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (2) shares delivered to or withheld by the Company to pay the exercise price of an option, (3) shares delivered to or withheld by the Company to pay the withholding taxes related to an award, or (4) shares repurchased on the open market with the proceeds of an option exercise. Shares subject to awards that have been canceled, expired, forfeited, or otherwise not issued under an award and shares subject to awards settled in cash will not count as shares issued under the Plan.

Grant Limitations

The aggregate number of shares that may be issued pursuant to the exercise of incentive stock options granted under the Plan may not exceed 1,700,000 (which number is subject to antidilution adjustment to the extent that such adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option).

Non-Employee Director Awards

Subject to certain exceptions, the aggregate number of shares subject to options and stock appreciation rights granted under the Plan during any calendar year to any one non-employee director will not exceed 50,000, and the aggregate number of shares issued or issuable under all awards granted under the Plan other than options or stock appreciation rights during any calendar year to any one non-employee director will not exceed 25,000; provided, however, that in any calendar year in which a non-employee director first joins the Board or is first designated as Chairman of the Board or Lead Director, the maximum number of shares subject to awards granted to the participant may be up to 200% of the number of shares set forth in the foregoing limits.

Amendments and Termination

The Board may amend, alter, or discontinue the Plan or any agreement or other document evidencing an award made under the Plan, but, except as provided pursuant to the anti-dilution adjustment provisions of the Plan, no such amendment may be made without the approval of the stockholders of the Company if it would:

- increase the maximum number of shares of common stock for which awards may be granted under the Plan;

- reduce the price at which options may be granted below the price provided for in the Plan;

- reduce the exercise price of outstanding options or stock appreciation rights;

- extend the term of the Plan;

- change the classes of persons eligible to participate in the Plan; or

- otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange ("NYSE") listing requirements.

Any amendment to comply with changes in governing law or accounting standards will not require stockholder approval.

No amendment may impair the rights of any holder of an award without his or her consent, provided that no consent is required if the administrator determines in its sole discretion and prior to any change in control of the Company that the amendment is required or advisable in order for the Company, plan, or award to satisfy any law or regulation, or meet the requirements of or avoid adverse financial accounting consequences under any accounting standard or is not reasonably likely to significantly diminish the benefits provided under such award, or that any such diminishment has been adequately compensated.

Awards

The Plan authorizes the administrator to grant awards to eligible participants in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, any of which may be performance-based, and for incentive bonuses, which may be paid in cash or stock or a combination thereof.

Stock Options

The administrator of the Plan may grant an option to purchase common stock of the Company, from time to time in the discretion of the administrator. Options may be ISOs or nonstatutory stock options ("NQSOs"). The exercise price per share of common stock subject to an option granted under the Plan must equal or exceed 100% of the fair market value of such common stock on the date the option is granted, except that the exercise price of an option may be higher or lower in the case of options granted to an employee of a company acquired by the Company in assumption and substitution of options held by such employee at the time such company is acquired and the exercise price of an Incentive Stock Option granted to an individual owning more than 10% of the combined voting power of all classes of Company stock must equal or exceed 110% of the fair market value of such common stock on the date of grant. Other than in connection with a change in the Company's capitalization, the Company will not, without stockholder approval, (i) reduce the exercise price of an option, (ii) exchange an option for a new option or stock appreciation right with a lower exercise price, or (iii) at any

time when the exercise price of an option is above the fair market value of a share of common stock, exchange such option for cash or other property. Unless the administrator provides for a shorter period, the maximum term of an option granted under the Plan, including any Incentive Stock Options, will be 10 years from the date of grant, except that Incentive Stock Options granted to an individual who, at the time the option is granted to such individual, owns more than 10% of the combined voting power of all classes of stock of the Company will have a term no greater than five years from the date of grant. Options granted under the Plan will vest according to a schedule determined by the administrator. The administrator will determine the acceptable forms of payment of the exercise price of an option, which may include: cash, shares of Company common stock, irrevocable commitment by a broker to pay over the amount from a sale of shares of Company common stock issuable under an option, delivery of previously owned shares of Company common stock, withholding of shares of Company common stock or any combination of the foregoing.

Incentive Bonus

An incentive bonus is an award which confers upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria.

Restricted Stock and Restricted Stock Units

Restricted stock is an issuance of shares of common stock of the Company under which the retention, vesting, and/or transferability is subject for a specified period of time to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. Restricted stock units are awards denominated in units of shares of common stock of the Company under which the issuance of shares is subject to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. The administrator will determine the extent to which awards of restricted stock units may be settled in cash, shares of common stock of the Company, or a combination of the foregoing. Unless determined otherwise by the administrator, participants receiving restricted stock awards are entitled to the voting and dividend rights of the shares of common stock underlying the awards. Participants receiving restricted stock unit awards are not entitled to the voting rights of the underlying shares of common stock, and are entitled to the dividend equivalent rights only to the extent determined by the administrator. Notwithstanding the preceding two sentences, in no event will dividends or dividend equivalent rights be paid with respect to unvested awards of restricted stock or restricted stock units that are subject to performance-based vesting criteria. Dividends or dividend equivalents accrued on or in respect of such awards will become payable (if at all) no earlier than the date the performance-based vesting criteria have been achieved and the underlying restricted stock or restricted stock units have been earned.

Stock Appreciation Rights

A stock appreciation right provides the right to the monetary equivalent of the increase in value of a specified number of shares over a specified period of time after the right is granted. Stock appreciation rights may be granted to participants either in tandem with or as a component of other awards granted under the Plan ("tandem SARs") or not in conjunction with other awards ("freestanding SARs"). All freestanding SARs will be granted subject to the same terms and conditions applicable to options as set forth above and in the Plan, including the minimum vesting requirements, and all tandem SARs will have the same exercise price, vesting, exercisability, forfeiture, and termination provisions as the award to which they relate. Other than in connection with a change in the Company's capitalization, the Company may not, without stockholder approval, (i) reduce the exercise price of such stock appreciation right, (ii) exchange such stock appreciation right for a new option or stock appreciation right with a lower exercise price, or (iii) at any time when the exercise price of a stock appreciation right is above the fair market value of a share, exchange such stock appreciation right for cash or other property.

Performance Criteria

The administrator may establish performance criteria and level of achievement versus such criteria that will determine the number of shares, units, or cash to be granted, retained, vested, issued, or issuable under or in settlement of or the amount payable pursuant to an award, which criteria may be based on "performance criteria" (as described below) or other standards of financial performance and/or personal performance evaluations.

For purposes of the Plan, the term "performance criteria" means any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured over the performance period established by the administrator, on an absolute basis or relative to a pre-established target, to previous results or to a designated comparison group, either based upon United States Generally Accepted Principles ("GAAP") or non-GAAP financial results, in each case as specified by the administrator: (i) cash flow (before or after dividends), (ii) earnings per share (including earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) total stockholder return, (vi) return on capital (including return on total capital or return on invested capital), (vii) return on assets or net assets, (viii) market capitalization, (ix) economic value added, (x) debt leverage (debt to capital), (xi) revenue, (xii) income or net income, (xiii) operating income, (xiv) operating profit or net operating profit, (xv) operating margin or profit margin, (xvi) return on operating revenue, (xvii) cash from operations, (xviii) operating ratio, (xix) operating revenue, (xx) market share, (xxi) product development or release schedules, (xxii) new product innovation, (xxiii) product cost reduction through advanced technology, (xxiv) brand recognition/acceptance, (xxv) product ship targets, (xxvi) cost reductions, (xxvii) customer service, (xxviii) customer satisfaction, (xxix) the sales of assets or subsidiaries, or (xxx) any other measure or metric the administrator deems appropriate.

The administrator may appropriately adjust any evaluation of performance under qualifying performance criteria (i) to eliminate the effects of charges for restructurings, discontinued operations and all items of gain, loss, or expense that are unusual or infrequently occurring or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle, all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with GAAP or identified in the company's financial statements or notes to the financial statements, (ii) to exclude any of the following events that occurs during a performance period:

(a) asset write-downs, (b) litigation, claims, judgments, or settlements, (c) the effect of changes in tax law or other such laws or provisions affecting reported results, (d) accruals for reorganization and restructuring programs, (e) accruals of any amounts for payment under the Plan or any other compensation arrangement maintained by the Company, (f) foreign exchange gains and losses, and (g) acquisitions or divestitures, and (iii) for such other events as the administrator deems appropriate.

Minimum Vesting Requirements

Notwithstanding any other provision of the Plan to the contrary, awards granted under the Plan (other than cash-based awards) may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant except (i) with respect to an award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business and (ii) with respect to an award granted to a nonemployee director that vests on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at

least 50 weeks after the immediately preceding year's annual meeting; provided, that up to 5% of the aggregate number of shares authorized for issuance under the Plan may be issued pursuant to awards subject to any, or no, vesting conditions, as the administrator determines appropriate; and, provided, further, that the foregoing restriction does not apply to the administrator's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a change in control, in the terms of the award or otherwise.

Deferral of Gains

The administrator may, in an award agreement or otherwise, provide for the deferred delivery of shares or cash upon settlement, vesting or other events with respect to restricted stock units, or in payment or satisfaction of an incentive bonus, to the extent that doing so would not result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code.

Adjustments of and Changes in the Stock

In the event that any stock dividend, stock split or a combination or consolidation or the outstanding shares into a lesser number of shares is declared with respect to the Company's shares of common stock, the authorization limits set forth in the Plan and above will be increased or decreased proportionately, and the shares then subject to each award will be increased or decreased proportionately without any change in the aggregate purchase price therefor. In the event of an extraordinary distribution on the shares or in the event the shares are changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation or other property, whether through recapitalization, reorganization, reclassification, merger, consolidation, split-up, spinoff, combination, repurchase or exchange of shares, or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the Company, or any other similar corporate transaction or event affects the shares such that an equitable adjustment would be required in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available

under the Plan, then the authorization limits set forth in the Plan and above will be adjusted proportionately, and an equitable adjustment will be made to each share subject to an award such that no dilution or enlargement of the benefits or potential benefits occurs. Each such share then subject to each award will be adjusted to the number and class of shares or other property into which each outstanding share will be so exchanged such that no dilution or enlargement of the benefits occurs, all without change in the aggregate purchase price for the shares then subject to each award. Such adjustment may be made to any or all of: (i) the number and type of shares (or other securities or other property) that thereafter may be made the subject of awards or be delivered under the Plan; (ii) the number and type of shares (or other securities or other property) subject to outstanding awards; (iii) the purchase price or exercise price of a share under any outstanding award or the measure to be used to determine the amount of the benefit payable on an award; and (iv) any other adjustments the administrator determines to be equitable.

Transferability

Awards may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or stock appreciation right may be exercisable only by the participant during his or her lifetime. Notwithstanding the foregoing, outstanding options may be exercised following a participant's death by the participant's beneficiaries or as permitted by the administrator, and to the extent permitted by the administrator, the person to whom an award is initially granted may make certain limited transfers to certain family members, family trusts, or family partnerships.

Effective Date and Termination of the Plan

The Board adopted the Plan on August 8, 2022, and it will become effective upon approval by the Company's stockholders at the Annual Meeting (the "Effective Date"). The Plan will remain available for the grant of awards until the 10th anniversary of the Effective Date; provided, however, that Incentive Stock Options may not be granted under the Plan after the 10th anniversary of the date of the Board's approval thereof.

U.S. Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the Plan is intended to be a summary of applicable federal law as currently in effect. It should not be taken as tax advice by participants, who are urged to consult their individual tax advisors.

Stock Options

ISOs and NQSOs are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NQSOs do not comply with such requirements.

An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to the exercise of an ISO before satisfying these holding periods, the optionee will recognize both ordinary income and capital gain in the year of disposition. The Company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.

In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. The Company does not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as an NQSO as described below.

An optionee is not taxed on the grant of an NQSO. On exercise, the optionee recognizes ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee's gain (or loss) on a subsequent disposition of the shares is long term capital gain (or loss) if the shares are held for more than one year following exercise. The Company does not receive a deduction for this gain.

Stock Appreciation Rights

An optionee is not taxed on the grant of a stock appreciation right. On exercise, the optionee recognizes ordinary income equal to the cash or the fair market value of any shares received. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income.

Restricted Stock and Restricted Stock Units

Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or units at such time, and the Company will receive a corresponding deduction. However, no later than 30 days after a participant receives an award of restricted stock, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election. Dividends paid with respect to unvested shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Incentive Bonuses

A participant will have taxable income at the time an incentive bonus award becomes payable, and, if the participant has timely elected deferral to a later date, such later date. At that time, the participant will recognize ordinary income equal to the value of the amount then payable.

Company Deduction and Section 162(m)

Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid to "covered employees" (in general, the CEO, the CFO, and the three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016) to $1,000,000. Thus, certain compensation attributable to awards may be nondeductible to the Company due to the application of Section 162(m) of the Code.

Withholding Taxes

The Company will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the Plan. Whether or not such withholding is required, the Company will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.

New Plan Benefits; Market Value of Securities

The benefits that will be awarded or paid in the future under the Plan are not currently determinable. Such awards are within the discretion of the Compensation and Personnel Committee, and the Compensation and Personnel Committee has not determined future awards or who might receive them. However, each non-employee director is expected to receive an annual award of restricted stock units on the date of the 2022 Annual Meeting of Stockholders with a target value of approximately $150,000. Non-employee directors may also elect to receive restricted stock units in lieu of their $85,000 cash retainer. As of August 1, 2022, the closing price of a share of the Company's common stock was $65.60.

Registration With the SEC

We intend to file with the SEC a registration statement on Form S-8 covering the shares reserved for issuance under the Plan in the fourth quarter of calendar year 2022.

Required Vote

The affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal is required for the approval of the Plan.



RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** the approval of the Company's 2022 Stock Incentive Plan.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	883,875	$	—	2,076,910
Equity compensation plans not approved by security holders	—		—	—
TOTAL	**883,875**	**$**	**—**	**2,076,910**[1]

The values in this table are as of April 30, 2022.

(1) *This includes 438,427 shares that remained available under the Company's Employee Stock Purchase Plan as of April 30, 2022, which includes 83,704 shares that were subject to purchase during the period in effect as of April 30, 2022.*

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04
Employee Stock Purchase Plan



Proposal No. 4
Approval of the Korn Ferry Amended and Restated Employee Stock Purchase Plan

On June 3, 2003, the Board originally adopted the Employee Stock Purchase Plan and the Company's stockholders subsequently approved it on September 10, 2003, and approved an increase of shares on September 28, 2011. The Employee Stock Purchase Plan has been subsequently amended and restated by the Board to make certain administrative changes that did not require stockholder approval, most recently on June 3, 2020 (the "ESPP").

On August 8, 2022, the Board approved, subject to stockholder approval, a further Amended and Restated Employee Stock Purchase Plan (the "A&R ESPP") to increase the number of shares of common stock that may be purchased thereunder by 1,500,000 shares for a total of 4,500,000 shares authorized under the A&R ESPP. Other than the increase in the number of shares authorized for issuance, and certain administrative changes, the ESPP and the A&R ESPP are not materially different.

As of July 1, 2022, 354,723 shares of common stock remained available for issuance under the ESPP. The proposed increase in the number of shares authorized for issuance under the A&R ESPP represents approximately 2.8% of the Company's outstanding common stock as of July 31, 2022. The Board believes that an increase of 1,500,000 shares authorized for issuance under the A&R ESPP represents a reasonable amount of potential equity dilution in light of the purposes of the ESPP described below. If approved, the Board believes that the additional share request will be sufficient to fund the Company's equity compensation needs under the A&R ESPP for approximately 10 years. If this proposal is rejected by stockholders, the total number of shares authorized and reserved for issuance under the ESPP will remain at 3 million, of which 354,723 remain available for issuance as of July 1, 2022. Based on our current forecasts and estimated participation rates, if the increase is not approved, it is anticipated that the ESPP will run out of available shares in approximately 3 years.

Reasons for the Proposed Amendment

The Board approved the A&R ESPP so that the Company can continue to grant its employees the ability to purchase shares thereunder at levels determined appropriate by the Board and within the limits allowable by applicable law. The A&R ESPP helps to attract and retain employees because it provides eligible employees with the opportunity to become Company stockholders at favorable prices and participate in the Company's success, aligning the interests of participating employees with those of stockholders. We believe that the A&R ESPP is an essential tool that helps us compete for talent in the very competitive labor markets in which we operate. We also believe it is a crucial element in rewarding and encouraging current employees that promotes stock ownership by employees, which aligns their interests with those of our stockholders. Without stockholder approval of this proposal, we believe our ability to attract and retain talent would be hampered, and our recruiting, retention, and incentive efforts would become more difficult.

Summary of the A&R ESPP

The principal provisions of the A&R ESPP are summarized below. This summary is not a complete description of all of the A&R ESPP's provisions, and is qualified in its entirety by reference to the complete text of the A&R ESPP attached to this Proxy Statement as Appendix C. Capitalized terms not otherwise defined in this summary have the meaning set forth in the A&R ESPP.

Purpose

The purpose of the A&R ESPP is to assist eligible employees in acquiring a stock ownership interest in the Company, at favorable prices and upon favorable terms, pursuant to a plan which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code").

Administration

The A&R ESPP will be administered by the Compensation Committee of the Board. The committee is authorized to decide questions of eligibility and to make rules and regulations for the administration and interpretation of the A&R ESPP. All determinations of the committee with respect to the A&R ESPP are final.

Eligibility

All employees who work 20 hours or more per week and who have been continuously employed by the Company or a participating subsidiary for at least six months are eligible to participate in the A&R ESPP. However, any employee who would own more than 5% of the voting power of the Company's stock immediately after a grant under the A&R ESPP is not eligible to participate and no participant may purchase more than $25,000 of the Company's stock in any one calendar year. Furthermore, no participant may authorize withholding of more than 15% of his or her eligible "Compensation" to purchase shares of the Company's common stock. "Compensation" basically means a participant's base salary or base wages, and excludes supplemental forms of compensation such as bonuses and stock award compensation. As of July 1, 2022, approximately 8,987 employees were eligible to participate.

Shares Available under the A&R ESPP

The maximum number of shares of the Company's common stock that may be purchased under the A&R ESPP is 4,500,000 shares. Those shares of common stock may be either the Company's authorized but unissued common stock or any of its shares of common stock held as treasury shares. The maximum number of shares of the Company's common stock that any one participant may acquire in any offering period is 5,000 and each participant is further limited by the restrictions described above in the *"Eligibility"* section. The maximum number of shares issuable under the A&R ESPP will be subject to adjustment for any dividend, stock split, or other relevant change in the Company's capitalization. As of August 1, 2022, the closing price of a share of the Company's common stock was $65.60.

Operation of the A&R ESPP

The A&R ESPP operates in successive offering periods. Offering periods are typically six months in duration and, unless otherwise specified by the committee, will commence each January 1 and July 1, and end the following June 30 or December 31, respectively. Each employee who is eligible to participate in the A&R ESPP must file an election to have a portion of his or her compensation contributed to the A&R ESPP on an after-tax basis during each offering period in which he or she participates. On the first day of each offering period, each participant is deemed to have been granted an option to acquire shares of common stock of the Company. The option exercise price for each share is established by the Board or committee administering the A&R ESPP prior to the start of each offering period, provided that in no event will the option price per share be less than 85% of the fair market value of a share of common stock on the last day of the offering period (nor equal to or greater than 100% of the fair market value of a share of common stock on the last day of the offering period). At the end of the offering period, each participant's option is automatically exercised and the maximum possible number of whole shares of common stock are purchased using the amounts credited to the participant's account to pay the exercise price of the option.

A&R ESPP Amendment and Termination

The Board may amend, modify, suspend, or terminate the A&R ESPP at any time. A&R ESPP amendments are not subject to stockholder approval unless required by law, the Internal Revenue Code, or as deemed necessary or advisable by the Board, provided that no amendment, modification or termination will, without written consent, materially adversely affect any rights or benefits of a participant with respect to an option granted under the A&R ESPP prior to the effective date of such change. The A&R ESPP and any outstanding options to purchase shares will terminate upon certain corporate events (such as dissolution of the Company or a merger in which the Company does not survive) and A&R ESPP contributions that have not been used to purchase stock will be refunded to participants.

New A&R ESPP Benefits

The actual number of shares that may be purchased by any individual under the A&R ESPP is not determinable in advance because the number is determined, in part, on the participant elections, contributed amount, and the purchase price.

Existing ESPP Benefits

Pursuant to SEC rules, the following table sets forth, with respect to the groups named below, the number of shares of common stock that were purchased since inception of the ESPP through July 25, 2022.

Name and Position	Number of Shares Purchased
Gary D. Burnison, President and Chief Executive Officer	8,065
Robert P. Rozek, Executive Vice President, Chief Financial Officer and Chief Corporate Officer	4,555
Byrne Mulrooney, Chief Executive Officer of RPO and Digital	667
Mark Arian, Chief Executive Officer of Consulting	—
All current executive officers as a group (5 persons)	31,084
All current directors who are not executive officers as a group (8 persons)	—
Each nominee for election as a director	—
Each associate of any such directors, executive officers or nominees	—
Each other person who received or is to receive 5% of such options, warrants or rights	—
All current employees, including all current officers who are not executive officers, as a group	1,242,279

U.S. Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the A&R ESPP, based on federal income tax laws currently in effect. The exact federal income tax treatment of options will depend on the specific nature of any such option and the individual tax attributes of the participant. This summary is not intended to be a complete analysis and discussion of the federal income tax treatment of the A&R ESPP, and does not discuss any federal employment, gift, or estate taxes or the tax laws, including income tax laws, of any municipality, state, or foreign country.

The A&R ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and, as a result, employees who participate in the A&R ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Internal Revenue Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the A&R ESPP at the beginning of an offering period or upon its exercise at the end of an offering period. Upon the disposition of shares of common stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the A&R ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares, any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the offering period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such "disqualifying" disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term gain or loss depending on the length of time the employee has held the shares.

The Company is not entitled to any deduction with respect to the difference between the fair market value of the common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Company receives a tax deduction for any ordinary income recognized by the participant.

Registration with the SEC

We intend to file with the SEC a registration statement on Form S-8 covering the new shares reserved for issuance under the A&R ESPP in the fourth quarter of calendar year 2022.

Required Vote

The affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal is required for the approval of the A&R ESPP.



RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** the approval of the Company's Amended and Restated Employee Stock Purchase Plan.

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_05_

Audit Matters

Proposal No. 5

Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm

The Audit Committee has approved the appointment of Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm for fiscal year 2023. Ernst & Young has served as the Company's independent registered public accounting firm since March 2002. Ernst & Young has unrestricted access to the Audit Committee to discuss audit findings and other financial matters. Neither the Company's Restated Certificate of Incorporation nor its Bylaws require that the stockholders ratify the selection of Ernst & Young as the Company's independent registered public accounting firm. However, we are requesting ratification because we believe it is a matter of good corporate practice.

If the Company's stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young, but may nonetheless retain Ernst & Young as the Company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that such change would be in the best interests of the Company and its stockholders. Representatives of Ernst & Young will attend the Annual Meeting to answer appropriate questions and may also make a statement if they so desire.

Required Vote

Ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm requires the affirmative vote of a majority of those shares present, either online or by proxy, and entitled to vote at the Annual Meeting.



RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2023.

Audit Committee Matters

Fees Paid to Ernst & Young

The following table summarizes the fees that Ernst & Young, our independent registered public accounting firm, billed to us for each of the last two fiscal years. All services provided by Ernst & Young were approved by the Audit Committee in conformity with the Audit Committee's pre-approval process (as discussed below).

	2022	2021
Audit fees[1]	$ 3,906,044	$ 4,011,579
Audit-related fees[2]	—	38,000
Tax fees[3]	1,360,948	1,552,806
All other fees	—	—
TOTAL	**$ 5,266,992**	**$ 5,602,385**

(1) *Represents fees for audit services, including fees associated with the annual audit, the reviews of the Company's quarterly financial statements, attestation services related to compliance with Section 404 of the Sarbanes-Oxley Act, and statutory audits required by governmental agencies for regulatory, legislative, and financial reporting requirements.*

(2) *Represents fees for the employee benefit plan audit.*

(3) *Represents fees for tax compliance, planning, and advice. These services included tax return compliance and advice.*

Fees paid to Ernst & Young in fiscal year 2022 were lower than in fiscal year 2021 primarily due to a reduction in both U.S. and foreign tax fees, the employee benefit plan audit being performed by another audit firm, and a reduction in statutory audits performed by Ernst & Young in fiscal year 2022.

Recommendation to Appoint Ernst & Young as Independent Registered Public Accounting Firm

As with previous years, the Audit Committee undertook a review of Ernst & Young in determining whether to select Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2023 and to recommend ratification of its selection to the Company's stockholders. In that review, the Audit Committee utilized a tailored external auditor assessment questionnaire and considered a number of factors, including:

- continued independence of Ernst & Young,
- length of time Ernst & Young has been engaged by the Company,
- senior management's assessment of Ernst & Young's performance,
- audit and non-audit fees,
- capacity to staff the audit appropriately,
- geographic and subject matter coverage,
- lead Audit Engagement Partner performance,
- overall performance,

- commitment to audit quality in the US and internationally, and
- whether retaining Ernst & Young is in the best interests of the Company and its stockholders.

Based upon this review, the Audit Committee believes that Ernst & Young is independent and that it is in the best interests of the Company and our stockholders to retain Ernst & Young to serve as our independent registered public accounting firm for fiscal year 2023.

In accordance with the Sarbanes-Oxley Act and related SEC rules, the Audit Committee limits the number of consecutive years an individual partner may serve as the lead audit engagement partner to the Company. The maximum number of consecutive years of service in that capacity is five years. A new lead audit engagement partner took the position in July 2020 and accordingly became the new lead engagement partner commencing with the fiscal year 2021 audit.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm. Further, the Audit Committee is afforded the funding and resources it determines appropriate for compensating the independent registered public accounting firm and any advisers it may employ. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm to help assure that they do not impair the registered public accounting firm's independence from the Company. Services provided by the independent registered public accounting firm must be approved by the Audit Committee on a case-by-case basis, unless such services fall within a detailed list of services as documented in the Company's pre-approval policy whereby the Audit Committee has provided pre-approval for specific types of audit, audit-related, and permissible tax services within certain fee limitations. The Audit Committee believes the combination of these two approaches results in an effective and efficient procedure to manage the approval of services performed by the independent registered public accounting

firm. The Audit Committee will also consider whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company's business, people, culture, accounting systems, risk profile, and other factors, and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor is determinative.

All requests or applications for Ernst & Young's services are submitted to the Senior Vice President, Finance and include a detailed description of services to be rendered. The detailed descriptions are then reviewed against a list of approved services and if the services are on the approved list of services, they are reported to the Audit Committee at regularly scheduled meetings. If the services do not meet the specific list of approved services, they are presented to the Audit Committee for review and approval. All requests or applications for Ernst & Young's services receive approval from the Senior Vice President, Finance, prior to the Audit Committee's review and approval.

Governance Insights:

Active Auditor Oversight

Q & A with Debra Perry, Chair of the Audit Committee

Question: How does the Audit Committee review the work of Ernst & Young to affirm that its retention remains appropriate for the Company and stockholders?

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the work of the outside auditor. In carrying out this responsibility, the Audit Committee actively engages with Ernst & Young throughout the year on, among other things:

- reviewing and evaluating the planning and execution of the annual audit;
- assessing the firm's performance from within the Audit Committee and from the perspective of senior management and the internal auditor, including the performance of the lead audit partner;
- considering whether the provision of non-audit services by the registered public accounting firm to the Company was compatible with maintaining the registered public accounting firm's independence;
- meeting with members of Ernst & Young's regional audit teams in Asia and Europe to understand their professional experience, technical skills, knowledge of Korn Ferry, and how effectively they work with Ernst & Young's U.S.-based team;
- discussing the critical audit matters identified and addressed by Ernst & Young;
- reviewing the results of the external auditor assessment questionnaire with management and Ernst & Young; and
- discussing with Ernst & Young's senior management any significant regulatory or legal matters, including in fiscal 2023, the firm's settlement with the SEC and remediation efforts.

The Audit Committee also benefits from Ernst & Young's expertise, including presentations on: marketplace developments, evolving best practices for audit programs, evolving accounting rules, changes affecting the audit profession and its regulation, SEC rules, and the Board's oversight role on topics such as cybersecurity and ESG matters.

Report of the Audit Committee

The Audit Committee is comprised of four non-employee directors, all of whom are "independent" under the applicable listing standards of the NYSE and the applicable rules of the SEC. The Audit Committee is governed by a written charter, as amended and restated, which has been adopted by the Board.

Management of the Company is responsible for the preparation, presentation, and integrity of the consolidated financial statements, maintaining a system of internal controls, and having appropriate accounting and financial reporting principles and policies. The independent registered public accounting firm is responsible for planning and carrying out an audit of the consolidated financial statements and an audit of internal control over financial reporting in accordance with the rules of the Public Company Accounting Oversight Board (United States) ("PCAOB") and expressing an opinion as to the consolidated financial statements' conformity with U.S. generally accepted accounting principles ("GAAP") and as to internal control over financial reporting. The Audit Committee monitors and oversees these processes and is responsible for selecting and overseeing the Company's independent registered public accounting firm.

As part of the oversight process, the Audit Committee met eight times during fiscal year 2022. Throughout the year, the Audit Committee met with the Company's independent registered public accounting firm, management, and internal auditor, both together and separately in closed sessions. In the course of fulfilling its responsibilities, the Audit Committee did, among other things, the following:

- reviewed and discussed with management and the independent registered public accounting firm the Company's consolidated financial statements for the fiscal year ended April 30, 2022, and the quarters ended July 31, 2021, October 31, 2021, and January 31, 2022;

- oversaw and discussed with management the Company's review of internal control over financial reporting;

- reviewed management's representations that the Company's consolidated financial statements were prepared in accordance with GAAP and present fairly the results of operations and financial position of the Company;

- discussed with the independent registered public accounting firm the matters required to be discussed with audit committees under applicable standards of the PCAOB and SEC;

- received the written disclosures and letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communication with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm its independence;

- monitored the Alertline reporting system implemented to provide an anonymous complaint reporting procedure;

- reviewed the scope of and overall plans for the annual audit and the internal audit program;

- consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk mitigation;

- reviewed the Board agenda and materials regarding the Company's cybersecurity and data privacy risks, the Company's policies and controls designed to mitigate these risks, and the Company's disaster recovery and business continuity plans;

- reviewed the implementation and effectiveness of the Company's Ethics and Compliance Program, including processes for monitoring compliance with the law, Company policies, and the Code of Business Conduct and Ethics; and

- reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of April 30, 2022, which it made based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

The Audit Committee has reviewed and discussed with the Company's independent registered public accounting firm its review and report on the Company's internal control over financial reporting as of April 30, 2022. Based on the foregoing review and discussions described in this report, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended April 30, 2022, for filing with the SEC.

Audit Committee

Debra J. Perry, *Chair*
Laura M. Bishop
Jerry P. Leamon
Angel R. Martinez

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06

General Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of July 29, 2022, the beneficial ownership of common stock of the Company of each director and each nominee for director, each named executive officer, and the holdings of all directors and executive officers as a group. The following table also sets forth the names of those persons known to us to be beneficial owners of more than 5% of the Company's common stock. Unless otherwise indicated, the mailing address for each person named is c/o Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067.

Name of Beneficial Owner	Amount Beneficially Owned and Nature of Beneficial Ownership[1]	Percent of Class[1]
Doyle N. Beneby	25,910[2]	*%
Laura M. Bishop	2,050[3]	*%
Christina A. Gold	30,870[3]	*%
Charles L. Harrington	0	*%
Jerry P. Leamon	19,062[3]	*%
Angel R. Martinez	18,990[3]	*%
Debra J. Perry	36,990[3]	*%
Lori J. Robinson	11,530[3]	*%
George T. Shaheen	44,730[4]	*%
Gary D. Burnison	319,731[5]	*%
Robert P. Rozek	145,903[6]	*%
Byrne Mulrooney	128,931[7]	*%
Mark Arian	92,484[8]	*%
All directors and executive officers as a group (13 persons)	915,243[9]	1.7%
BlackRock Inc. 55 East 52nd Street, New York, NY 10055	8,353,610[10]	15.3%
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	5,835,925[11]	10.7%
Dimensional Fund Advisors LP Building One, 6300 Bee Cave Road, Austin, TX 78746	3,019,115[12]	5.5%

*   Designated ownership of less than 1% of the Company's outstanding common stock.

(1)   Applicable percentage of ownership is based upon 54,608,130 shares of common stock outstanding as of July 29, 2022, and the relevant number of shares of common stock issuable upon exercise of stock options or other awards which are exercisable or have vested or will be exercisable or will vest within 60 days of July 29, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Except as otherwise indicated below, to our knowledge, all persons listed above have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

(2)   Includes (i) 23,860 fully vested deferred stock units and (ii) 2,050 restricted stock units which vest on September 21, 2022, all of which Mr. Beneby has deferred receipt of until his retirement from the Board.

(3)   Includes 2,050 shares of restricted stock units which vest on September 21, 2022.

(4)   Includes (i) 8,230 fully vested deferred stock units and (ii) 2,050 restricted stock units which vest on September 21, 2022, all of which Mr. Shaheen has deferred receipt of until his retirement from the Board.

(5)   Includes 189,715 shares of unvested restricted stock over which Mr. Burnison has sole voting but no investment power.

(6)   Includes 74,023 shares of unvested restricted stock over which Mr. Rozek has sole voting but no investment power.

(7)   Includes 69,640 shares of unvested restricted stock over which Mr. Mulrooney has sole voting but no investment power.

(8)   Includes 51,883 shares of unvested restricted stock over which Mr. Arian has sole voting but no investment power.

(9)   Includes 16,400 shares of unvested restricted stock units which vest on September 21, 2022, as well as Mr. Beneby's 23,860 fully vested deferred stock units and Mr. Shaheen's 8,230 fully vested deferred stock units that Mr. Beneby and Mr. Shaheen have each deferred until their retirement from the Board.

(10) The information regarding the number of shares beneficially owned was obtained from a Schedule 13G/A filed by Blackrock, Inc. with the SEC on January 27, 2022, which indicates that Blackrock, Inc. has sole voting power with respect to 8,237,831 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 8,353,610 shares and shared dispositive power with respect to 0 shares.

(11) The information regarding the number of shares beneficially owned was obtained from a Schedule 13G/A filed by The Vanguard Group ("Vanguard") with the SEC on February 10, 2022, which indicates that Vanguard has sole voting power with respect to 0 shares, shared voting power with respect to 44,473 shares, sole dispositive power with respect to 5,743,599 shares, and shared dispositive power with respect to 92,326 shares.

(12) The information regarding the number of shares beneficially owned was obtained from a Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") with the SEC on February 8, 2022, which indicates that Dimensional has sole voting power with respect to 2,959,909 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 3,019,115 shares, and shared dispositive power with respect to 0 shares.

Questions and Answers About the Proxy Materials and the Annual Meeting

Q *Why is the Company holding a Virtual Annual Meeting this year?*

A In light of the continued public health impact of COVID-19, and in order to permit stockholders from any location with access to the Internet to participate, the Annual Meeting will be held online via live audiocast this year at www.virtualshareholdermeeting.com/KFY2022. We intend to hold our virtual meeting in a manner that affords stockholders the same general rights and opportunities to participate as they would have at an in-person meeting.

Q *What proposals will be voted on at the Annual Meeting?*

A **(1)** The election of the eight directors nominated by our Board and named in this Proxy Statement to serve on the Board until the 2023 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, subject to their earlier death, resignation, or removal;

(2) A non-binding advisory resolution to approve the Company's executive compensation;

(3) Approval of the Korn Ferry 2022 Stock Incentive Plan;

(4) Approval of the Korn Ferry Amended and Restated Employee Stock Purchase Plan; and

(5) The ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the Company's 2023 fiscal year.

Q *How does the Board recommend I vote on each of the proposals?*

A The Board unanimously recommends that you vote your shares:

- **"FOR"** the election of the eight directors nominated by the Board and named in this Proxy Statement to serve on the Board until the 2023 Annual Meeting of Stockholders;

- **"FOR"** the approval, on an advisory basis, of the Company's executive compensation;

- **"FOR"** the approval of the Korn Ferry 2022 Stock Incentive Plan;

- **"FOR"** the approval of the Korn Ferry Amended and Restated Employee Stock Purchase Plan; and

- **"FOR"** the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the Company's 2023 fiscal year.

Q *Who is entitled to vote during the Annual Meeting?*

A Holders of the Company's common stock as of the close of business on July 29, 2022 (the "Record Date") are entitled to vote during the Annual Meeting.

Q *Who can participate in the Virtual Annual Meeting?*

A Only stockholders of the Company as of the Record Date (or their authorized representatives) will be permitted to participate in the Annual Meeting online. To participate in the Annual Meeting online, including to vote, ask questions, and view the list of registered stockholders as of the Record Date during the Annual Meeting, stockholders of record should go to the Annual Meeting website at www.virtualshareholdermeeting.com/KFY2022, enter the 16-digit control number included on their proxy card, Notice, or voting instruction form, and follow the instructions on the website.

If shares are held in street name and the stockholder's Notice or voting instruction form indicates that the stockholder may vote those shares through the www.proxyvote.com website, then the stockholder may access, participate in, and vote at the Annual Meeting with the 16-digit control number indicated on the voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

The Annual Meeting audiocast will begin promptly at 8:00 a.m. Pacific Time. Online check-in will begin at approximately 7:45 a.m. Pacific Time. Stockholders are encouraged to access the Annual Meeting early. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

For the 10 days before the Annual Meeting, stockholders may view the list of registered stockholders as of the Record Date at the Company's principal place of business, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067. If the office is closed due to restrictions related to COVID-19, please contact Investor Relations at (310) 556-8550 and alternative arrangements for viewing the list will be made.

Q *Can stockholders ask questions at the Virtual Annual Meeting?*

A A question and answer session will be held during the Annual Meeting, and stockholders will be able to submit questions before and during the Annual Meeting by visiting www.virtualshareholdermeeting.com/KFY2022. The Company will try to answer as many stockholder-submitted questions as time permits that comply with the meeting rules of conduct posted on the virtual Annual Meeting website. If a question is not answered due to time constraints, the Company encourages stockholders to contact Investor Relations at Korn Ferry, Attn: Gregg Kvochak, 1900 Avenue of the Stars, Suite 1500, Los Angeles, CA 90067. More information regarding the question and answer process, including the number and types of questions permitted, the time allotted for questions, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

Q *How many votes is each share of common stock entitled to?*

A Each share of Company common stock outstanding as of the Record Date is entitled to one vote. As of the Record Date, there were 54,608,130 shares of Company common stock issued and outstanding.

Q *How do I vote?*

A If you are a stockholder of record, you can vote using the following the methods:

(1) **By Telephone**—If you received your proxy materials by mail, you can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

(2) **By Internet**—You can vote over the Internet:

Before the Annual Meeting by visiting www.proxyvote.com;

During the Annual Meeting by visiting www.virtualshareholdermeeting.com/KFY2022; or

(3) **By Mail**—If you received your proxy materials by mail, you can vote by mail by completing, signing, dating, and mailing the enclosed proxy card.

If you are a beneficial owner of shares held in street name, you should check your voting instruction form or Notice for how to vote in advance of, and how to participate in, the Annual Meeting.

If you vote by proxy, the individuals named on the proxy card (your "proxies") will vote your shares in the manner you indicate. You may specify whether your shares should be voted for or against each of the nominees for director and whether your shares should be voted for or against each of the other proposals. You may also specify you would like to abstain from voting for or against a proposal or nominee.

If you submit a proxy without indicating your instructions, your shares will be voted as follows:

- **"FOR"** the election of the eight directors nominated by the Board and named in this Proxy Statement to serve on the Board until the 2023 Annual Meeting of Stockholders;

- **"FOR"** the approval, on an advisory basis, of the Company's executive compensation;

- **"FOR"** the approval of the Korn Ferry 2022 Stock Incentive Plan;

- **"FOR"** the approval of the Korn Ferry Amended and Restated Employee Stock Purchase Plan; and

- **"FOR"** the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the Company's 2023 fiscal year.

Q *Can I revoke my proxy after I have submitted it?*

A Yes, once you have submitted your proxy, you have the right to revoke your proxy at any time before the taking of the vote at the Annual Meeting by:

(1) Sending a written revocation to the Corporate Secretary;

(2) Submitting a later dated proxy; or

(3) Participating in and voting at the virtual Annual Meeting (although participating in the virtual Annual Meeting will not in and of itself revoke a proxy).

Q *Who will count the votes?*

A Christel Pauli with American Election Services, LLC will count the votes and act as the inspector of election at the Annual Meeting.

Q *Why did I receive a notice in the mail regarding the Internet availability of proxy material instead of a full set of printed proxy materials?*

A Pursuant to rules adopted by the SEC, we are making this Proxy Statement available to our stockholders electronically via the Internet. On or about August 11, 2022, we will mail the Notice to stockholders of our common stock at the close of business on the Record Date, other than those stockholders who previously requested electronic or paper delivery of communications from us. The Notice contains instructions on how to access an electronic copy of our proxy materials, including this Proxy Statement and our 2022 Annual Report. The Notice also contains instructions on how to request a paper copy of the Proxy Statement. We believe that this process will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of the Annual Meeting.

Q *Can I vote my shares by filling out and returning the Notice of Internet Availability of Proxy Materials?*

A No. The Notice only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice and returning it. The Notice provides instructions on how to cast your vote.

Q *What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or more than one set of printed proxy materials?*

A If you hold your shares in more than one account, you may receive a separate Notice or a separate set of printed proxy materials, including a separate proxy card or voting instruction card, for each account. To ensure that all of your shares are voted, please vote by telephone or by the Internet or sign, date, and return a proxy card or voting card for each account.

Q *What if I own shares through the Company's 401(k) plan?*

A If you own shares that are held in our 401(k) plan, the trustees of the 401(k) plan will vote those shares.

Q *What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?*

A You are a "beneficial owner" if your shares are held in a brokerage account, including an Individual Retirement Account, by a bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares.

You are a "stockholder of record" if your shares are registered directly in your name with the Company's transfer agent.

Q *What if a beneficial owner does not provide the stockholder of record with voting instructions for a particular proposal?*

A If you are a beneficial owner and you do not provide the stockholder of record with voting instructions for a particular proposal, your shares may constitute "broker non-votes" with respect to that proposal. "Broker non-votes" are shares held by a broker, bank, or other nominee with respect to which the holder of record does not have discretionary power to vote on a particular proposal and with respect to which instructions were never received from the beneficial owner. Shares that constitute broker non-votes with respect to a particular proposal will not be considered present and entitled to vote on that proposal at the Annual Meeting even though the same shares will be considered present for purposes of establishing a quorum

and may be entitled to vote on other proposals. However, in certain circumstances, such as the appointment of the independent registered public accounting firm, the broker, bank, or other nominee has discretionary authority and therefore is permitted to vote your shares even if the broker, bank, or other nominee does not receive voting instructions from you. Election of directors, the advisory vote to approve the Company's executive compensation, the proposal to approve the Korn Ferry 2022 Stock Incentive Plan, and the proposal to approve the Korn Ferry Amended and Restated Employee Stock Purchase Plan are not considered "routine" matters and as a result, your broker, bank, or other nominee will not have discretion to vote on these matters at the Annual Meeting unless you provide applicable instructions to do so. Therefore, we strongly encourage you to follow the voting instructions on the materials you receive.

Q *What is the requirement to conduct business at the Annual Meeting?*

A In order to conduct business at the Annual Meeting, a "quorum" must be established. A "quorum" is a majority in voting power of the outstanding shares of common stock entitled to vote at the Annual Meeting. A quorum must be present online or represented by proxy at the Annual Meeting for business to be conducted. As discussed below, abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum.

Q *How are votes counted?*

A Shares of common stock that reflect abstentions are treated as present and entitled to vote for the purposes of establishing a quorum. Abstentions will have no effect on director elections, but will have the effect of a vote against all other proposals. Shares of common stock that reflect broker non-votes are treated as present and entitled to vote for the purposes of establishing a quorum. However, for the purposes of determining the outcome of any matter as to which the broker or nominee has indicated on the proxy that it does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter, even though those shares are considered present and entitled to vote for the purposes of establishing a quorum and may be entitled to vote on other matters.

Q *What is the voting requirement to approve each proposal?*

A For Proposal No. 1, in uncontested elections, directors are elected by a majority of the votes cast, meaning that each nominee must receive a greater number of shares voted "for" such nominee than the shares voted "against" such nominee. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board. In that situation, the Company's Nominating and Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Within 90 days from the date the election results were certified, the Board would act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and rationale behind it. In a contested election, director nominees are elected by a plurality of votes cast. Abstentions and broker non-votes will not affect the outcome of the election of directors.

For Proposal No. 2 to be approved, the proposal must receive the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal. In determining the outcome of Proposal No. 2, abstentions have the effect of a negative vote, but broker non-votes will not affect the outcome.

For Proposal No. 3 to be approved, the proposal must receive the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal. In determining the outcome of Proposal No. 3, abstentions have the effect of a negative vote, but broker non-votes will not affect the outcome.

For Proposal No. 4 to be approved, the proposal must receive the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal. In determining the outcome of Proposal No. 4, abstentions have the effect of a negative vote, but broker non-votes will not affect the outcome.

For Proposal No. 5 to be approved, the proposal must receive the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal. In determining the outcome of Proposal No. 5, abstentions have the effect of a negative vote.

Q *What happens if additional matters (other than the proposals described in this Proxy Statement) are presented at the Annual Meeting?*

A As of filing, the Board is not aware of any additional matters to be presented for a vote at the Annual Meeting; however, if any additional matters are properly presented at the Annual Meeting, your proxy gives Gary D. Burnison and Robert P. Rozek authority to vote on those matters in their discretion.

Q *Who will bear the cost of the proxy solicitation?*

A The entire cost of the proxy solicitation will be borne by the Company. We hired D.F. King to assist in the distribution of proxy materials and solicitation of votes for approximately $20,000, plus reimbursement of any out-of-pocket expenses. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners.

Q *Who is making the solicitation in this Proxy Statement?*

A Korn Ferry is soliciting your vote with this Proxy Statement.

Q *Where can I find copies of the Board's corporate governance documents?*

A The Audit Committee, Compensation and Personnel Committee, and Nominating and Corporate Governance Committee each operate pursuant to a written charter adopted by the Board. These charters, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available at the Company's website and in print to any stockholder who requests a copy. To access the charter from the Company's website, go to https://ir.kornferry.com, select "Governance" from the drop-down menu, then click on the "Governance Documents" link. Requests for a printed copy should be addressed to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary.

Other Matters

Certain Relationships and Related Transactions

From time to time, stockholders that beneficially own more than 5% of the Company's common stock may engage the Company and its subsidiaries, in the ordinary course of business, to provide certain services and products. These transactions are negotiated on an arm's-length basis and are subject to review and approval under the Company's Related Person Transaction Policy (defined below) described below or, in the case of any such transactions that do not (together with any prior such transactions with a given stockholder) involve an aggregate amount in excess of $5,000,000 per year, are pre-approved under the Company's Related Person Transaction Policy, as described below. During fiscal year 2022, in the ordinary course of business, the Company and its subsidiaries provided The Vanguard Group ("Vanguard"), a greater than five percent beneficial owner of the Company's common stock, with certain services and products. The aggregate fees and expenses payable by Vanguard in fiscal year 2022 for such services and products was $3,496,817. The transactions with Vanguard were entered into on an arm's-length basis, contain customary terms and conditions and were approved or pre-approved under the Company's Related Person Transaction Policy, and were reviewed by the Audit Committee. In the future, the Company and its subsidiaries may provide, in the ordinary course of business, additional services and products to Vanguard.

Except as described above, to our knowledge, since the beginning of fiscal year 2022, the Company has not entered into or proposed to enter into any transaction with any executive officer, director, or director nominee, beneficial owner of more than five percent of the Company's common stock, or any immediate family member of any of the foregoing in which the amount involved exceeds $120,000.

Related Person Transaction Approval Policy

In August 2021, the Audit Committee adopted a written amended and restated policy for the review and approval of all transactions with related persons (the "Related Person Transaction Policy"). Pursuant to such policy, the Audit Committee must review the material facts of, and either approve or disapprove the Company's entry into, any transaction, arrangement or relationship in which:

- (i) the Company or any of its subsidiaries is a participant; and
- (ii) any related person has or will have a direct or indirect interest (other than solely as a result of being a director or less than ten percent beneficial owner of another entity, or both).

Under the Related Person Transaction Policy, the Audit Committee will prohibit any related person transaction (including those deemed pre-approved under the policy) if it determines the transaction is inconsistent with the interests of the Company and its stockholders.

For purposes of the Related Person Transaction Policy, a "related person" is any person who is or was, since the beginning of the Company's most recently completed fiscal year, an executive officer, director or director nominee of the Company, any beneficial owner of more than five percent of the Company's common stock, or any immediate family member of any of the foregoing.

As provided for in the Related Person Transaction Policy, the Audit Committee has reviewed and pre-approved the entry into certain types of related person transactions, including without limitation:

- (i) the employment of executive officers;
- (ii) director compensation;
- (iii) subject to compliance with the Company's Investment Guidelines Policy, certain investments managed by a greater than 5% beneficial owner of the Company's common stock;
- (iv) subject to a $5,000,000 per fiscal year cap, certain ordinary course, arms-length transactions with persons who are a related person solely on account of being a greater than 5% beneficial owner of the Company's common stock;
- (v) any transaction with a related person where the aggregate amounts involved (including any periodic payments or installments due on or after the beginning of the Company's last completed fiscal year and, in the case of indebtedness, the largest amount expected to be outstanding and the amount of annual interest thereon) do not exceed $100,000, provided, that such transaction is entered into in the ordinary course of the Company's business, on an arm's length basis; and
- (vi) any transaction with a related person (whether or not covered by any of the pre-approved transactions set forth above) in which the amount involved or the amount of the related person's interest does not exceed $60,000.

In addition, the Board has delegated to the chair of the Audit Committee the authority to pre-approve any transaction with a related person in which the aggregate amount involved is expected to be less than $1,000,000.

The Related Person Transaction Policy requires the Audit Committee to regularly review any related person transactions approved by the Audit Committee Chair as well as certain pre-approved transactions, including the ordinary course business and de minimis transactions discussed above.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, officers, and greater than ten percent beneficial owners to file reports of ownership and changes in ownership of their equity securities of the Company with the SEC. Based solely on a review of Forms 3, 4, and 5 and amendments thereto furnished to the Company in fiscal year 2022 and the representations of reporting persons, all of the filings by the Company's directors, officers, and beneficial owners of more than ten percent of the Company's common stock were filed on a timely basis during fiscal year 2022 except for one Form 4 for Gary Burnison with respect to the sale of 118 shares of common stock due to administrative error.

Annual Report to Stockholders

The Company's Annual Report to Stockholders for fiscal year 2022, which includes the Company's Annual Report on Form 10-K for the year ended April 30, 2022 (excluding the exhibits thereto) will be made available to stockholders at the same time as this Proxy Statement. Our 2022 Annual Report and Proxy Statement are posted on our website at www.kornferry.com. **If any person who was a beneficial owner of the common stock of the Company on July 29, 2022, desires a complete copy of the Company's Form 10-K, including the exhibits thereto, they will be provided with such materials without charge upon written request.** The request should identify the requesting person as a beneficial owner of the Company's stock as of July 29, 2022, and should be directed to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary. The Company's Form 10-K, including the exhibits thereto, is also available through the SEC's web site at *http://www.sec.gov.*

Communications with Directors

Any stockholder or other party interested in communicating with members of the Board, any of its committees, the independent directors as a group, or any of the independent directors, may send written communications to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary or to corporatesecretary@kornferry.com. Communications received in writing are forwarded to the Board, committee, or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to the Company or its business, or is similarly inappropriate. The Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications. The Board will endeavor to promptly respond to all appropriate communications and encourages all stockholders and interested persons to use the aforementioned email and mailing address to send communications relating to the Company's business to the Board and its members.

Submission of Stockholder Proposals for Consideration at the 2023 Annual Meeting

Rule 14a-8 Proposals

If a stockholder wishes to submit a proposal for consideration at the 2023 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, and wants that proposal to appear in the Company's Proxy Statement and form of proxy for that meeting, the proposal must be submitted in writing and received at Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary, no later than April 13, 2023. Each stockholder proposal must comply with the Exchange Act, the rules and regulations thereunder, and the Company's Bylaws as in effect at the time of such notice. The submission of a stockholder proposal does not guarantee that it will be included in the Company's Proxy Statement and form of proxy.

Other Proposals or Nominations

The Company's Bylaws also establish an advance notice procedure with regard to nominating persons for election to the Board and proposals of other business that are not submitted for inclusion in the Proxy Statement and form of proxy but that a stockholder instead wishes to present directly at an annual meeting of stockholders. If a stockholder wishes to submit a nominee or other business for consideration at the 2023 Annual Meeting of Stockholders without including that nominee or proposal in the Company's Proxy Statement and form of proxy, the Company's Bylaws require, among other things, that the stockholder submission contain certain information concerning the nominee or other business, as the case may be, and other information specified in the Company's Bylaws, and that the stockholder provide the Company with written notice of such nominee or business no later than the close of business on June 24, 2023, nor earlier than the close of business on May 25, 2023; provided, however, that in the event that the date of the 2023 Annual Meeting of Stockholders is more than 30 days before or more than 70 days after the anniversary date of the 2022 Annual Meeting of Stockholders, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to the 2023 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. If the number of directors to be elected to the Board is increased and there is no public announcement by the Company naming the nominees for the additional directorships at least 10 days before the last day a stockholder must deliver his or her written notice under the Company's Bylaws, a stockholder's notice will be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company. In addition to satisfying the deadlines in the advance notice provisions of the Company's Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for the 2023 Annual Meeting must provide the notice required under Rule 14a-19 to the Corporate Secretary no later than the close of business on July 24, 2023.

A stockholder notice should be sent to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary. Proposals or nominations not meeting the advance notice requirements in the Company's Bylaws will not be entertained at the 2023 Annual Meeting of Stockholders. A copy of the full text of the relevant bylaw provisions may be obtained from the Company's filings with the SEC or by writing our Corporate Secretary at the address identified above.

Stockholders Sharing an Address

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Company stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notify us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our Notice, Annual Report, or Proxy Statement mailed to you, please submit a request, either in writing or by phone, by contacting the Company at Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary or at (310) 552-1834, and we will promptly send you the materials you have requested. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for the purposes of this year's Annual Meeting, you will need to follow the instructions included in the Notice that was sent to you. You can also contact our Corporate Secretary at the telephone number noted previously if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

By Order of the Board of Directors,



Jonathan Kuai
General Counsel, Managing Director of
Business Affairs & ESG, and Corporate Secretary
August 11, 2022

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Appendix A

Non-GAAP Financial Measures

This Proxy Statement contains financial information calculated other than in accordance with U.S. generally accepted accounting principles ("GAAP"). In particular, it includes:

- Adjusted Diluted Earnings Per Share, adjusted to exclude integration/acquisition costs, impairment of fixed assets, impairment of right of use assets, and restructuring charges net of income tax effect;

- Adjusted EBITDA, which is earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude integration/acquisition costs, impairment of fixed assets, impairment of right of use assets, and restructuring charges; and

- Adjusted EBITDA margin, which is operating margin before depreciation and amortization, adjusted to exclude integration/acquisition costs, impairment of fixed assets, impairment of right of use assets, restructuring charges, and separation costs.

This non-GAAP disclosure has limitations as an analytical tool, should not be viewed as a substitute for financial information determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Management believes the presentation of non-GAAP financial measures in this Proxy Statement provides meaningful supplemental information regarding Korn Ferry's performance by excluding certain charges that may not be indicative of Korn Ferry's ongoing operating results. These non-GAAP financial measures are performance measures and are not indicative of the liquidity of Korn Ferry.

These excluded charges, which are described in the footnotes in the below reconciliation, represent: 1) costs we incurred to acquire and integrate a portion of our Digital business and RPO and Professional Search business, 2) impairment of fixed assets associated with the decision to terminate and sublease some of our offices, 3) impairment of right of use assets due to the decision to terminate and sublease some of our offices and 4) charges we incurred to restructure the Company as a result of COVID-19. The use of non-GAAP financial measures facilitates comparisons to Korn Ferry's historical performance. Korn Ferry includes non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its evaluation of Korn Ferry's ongoing operations and financial and operational decision-making. Adjusted Diluted Earnings Per Share and Adjusted EBITDA exclude certain charges that management does not consider ongoing in nature and allows management and investors to make more meaningful period-to-period comparisons of the Company's operating results. Management further believes that Adjusted EBITDA is useful to investors because it is frequently used by investors and other interested parties to measure operating performance among companies with different capital structures, effective tax rates and tax attributes and capitalized asset values, all of which can vary substantially from company to company.

Korn Ferry and Subsidiaries
Reconciliation of GAAP to Non-GAAP Financial Measures
(dollars in thousands, except per share amounts)

	Year Ended April 30,		
	2022	**2021**	**2020**
	(unaudited)		
NET INCOME ATTRIBUTABLE TO KORN FERRY	$ 326,360	$ 114,454	$ 104,946
Net income attributable to non-controlling interest	4,485	1,108	2,071
NET INCOME	**330,845**	**115,562**	**107,017**
Income tax provision	102,056	48,138	43,945
INCOME BEFORE PROVISION FOR INCOME TAXES	**432,901**	**163,700**	**150,962**
Other loss (income), net	11,880	(37,194)	2,879
Interest expense, net	25,293	29,278	22,184
OPERATING INCOME	**470,074**	**155,784**	**176,025**
Depreciation and amortization	63,521	61,845	55,311
Other (loss) income, net	(11,880)	37,194	(2,879)
Integration/acquisition costs[1]	7,906	737	12,152
Impairment of fixed assets[2]	1,915	—	—
Impairment of right of use assets[3]	7,392	—	—
Restructuring charges, net[4]	—	30,732	58,559
Separation costs[5]	—	—	1,783
ADJUSTED EBITDA	**$ 538,928**	**$ 286,292**	**$ 300,951**
OPERATING MARGIN	**17.9%**	**8.6%**	
Depreciation and amortization	2.4%	3.4%	
Other (loss) income, net	(0.5%)	2.1%	
Integration/acquisition costs[1]	0.3%	—	
Impairment of fixed assets[2]	0.1%	—	
Impairment of right of use assets[3]	0.3%	—	
Restructuring charges, net[4]	—	1.7%	
ADJUSTED EBITDA MARGIN	**20.5%**	**15.8%**	

		Year Ended April 30,		
		2022	2021	2020
		(unaudited)		
DILUTED EARNINGS PER COMMON SHARE	$	5.98	$ 2.09	
Integration/acquisition costs[1]		0.15	0.01	
Impairment of fixed assets[2]		0.03	—	
Impairment of right of use assets[3]		0.14	—	
Restructuring charges, net[4]		—	0.57	
Tax effect on the adjusted items[6]		(0.07)	(0.16)	
ADJUSTED DILUTED EARNINGS PER SHARE	$	**6.23**	$ **2.51**	

Explanation of Non-GAAP Adjustments

(1) *Costs associated with current and previous acquisitions, such as legal and professional fees, retention awards and the on-going integration expenses to combine the companies.*

(2) *Costs associated with impairment of fixed assets (i.e., leasehold improvements) due to terminating and subleasing some of our office leases.*

(3) *Costs associated with impairment of right-of-use assets due to terminating and subleasing some of our office leases.*

(4) *Restructuring charges we incurred to rationalize our cost structure by eliminating redundant positions because of COVID-19.*

(5) *Costs associated with certain senior management separation costs.*

(6) *Tax effect on integration/acquisition costs, impairment of fixed assets and right of use assets, and restructuring charges, net.*

Appendix B

Korn Ferry 2022 Stock Incentive Plan

1. Purpose

The purpose of the Korn Ferry 2022 Stock Incentive Plan (the "Plan") is to advance the interests of Korn Ferry by stimulating the efforts of employees, officers, non-employee directors and other service providers, in each case who are selected to be participants, by heightening the desire of such persons to continue working toward and contributing to the success and progress of Korn Ferry. The Plan provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, any of which may be performance-based, and for Incentive Bonuses, which may be paid in cash or stock or a combination thereof, as determined by the Administrator.

2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

"Administrator" means the Administrator of the Plan in accordance with Section 19.

"Award" means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Incentive Bonus granted to a Participant pursuant to the provisions of the Plan, any of which the Administrator may structure to qualify in whole or in part as a Performance Award.

"Award Agreement" means a written or electronic agreement or other instrument as may be approved from time to time by the Administrator implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Administrator.

"Board" means the board of directors of the Company.

"Cause" means (unless otherwise expressly provided in the Award Agreement or another contract, including an employment agreement) a termination of service, based upon a finding by the Company, acting in good faith and based on its reasonable belief at the time, that the Participant: (1) is or has been dishonest, incompetent, or negligent in the discharge of his or her duties to the Company; or has refused to perform stated or assigned duties; (2) has committed a theft or embezzlement, or a breach of confidentiality or unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information, or a breach of fiduciary duty involving personal profit, or a willful or negligent violation of any law, rule or regulation or of Company rules or policy, in any material respect; or has been convicted of a felony or misdemeanor (other than minor traffic violations or similar offenses); (3) has materially breached any of the provisions of any agreement with the Company or a parent corporation; or (4) has engaged in unfair competition with, or otherwise acted intentionally in a manner injurious to the reputation, business or assets of the Company; or has induced a customer to break or terminate any contract with the Company or an affiliate; or has induced any principal for whom the Company (or an affiliate) acts as agent to terminate such agency relationship. A termination for Cause shall be deemed to occur (subject to reinstatement upon a contrary final determination by the Administrator) on the date when the Company first delivers notice to the Participant of a finding of termination for Cause and shall be final in all respects on the date following the opportunity to be heard and written notice to the Participant that his or her service is terminated.

"Change in Control" means any of the following:

1. An acquisition by any Person (excluding one or more Excluded Persons) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or a pecuniary interest in (within the meaning of Rule 16a-1(a)(2) under the Exchange Act) more than 50% of the Common Stock or voting securities entitled to then vote generally in the election of directors of the Company ("Voting Stock"), after giving effect to any new issue in the case of an acquisition from the Company; or

2. Consummation of a merger, consolidation, or reorganization of the Company or of a sale or other disposition of all or substantially all of the Company's consolidated assets as an entirety (collectively, a "Business Combination"), other than a Business Combination (A) in which all or substantially all of the holders of Voting Stock hold or receive directly or indirectly 50% or more of the voting stock of the entity resulting from the Business Combination (or a parent company), and (B) after which no Person (other than any one or more of the Excluded Persons) owns more than 50% of the voting stock of the resulting entity (or a parent company) who did not own directly or indirectly at least that amount of Voting Stock immediately before the Business Combination, and (C) after which one or more Excluded Persons own an aggregate number of shares of the voting stock at least equal to the aggregate number of shares of voting stock owned by any other Person who is not an Excluded Person (except for any person described in and satisfying the conditions of Rule 13d-1(b)(1) under the Exchange Act), if any, and who owns more than 50% of the voting stock; or

3. Consummation of the dissolution or complete liquidation of the Company; or

4. During any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new director (other than a director designated

by a person who has entered into an agreement or arrangement with the Company to effect a transaction described in clause (1) or (2) of this definition) whose appointment, election, or nomination for election was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose appointment, election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board.

For purposes of determining whether a Change in Control has occurred, a transaction includes all transactions in a series of related transactions.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

"Common Stock" means the Company's common stock, par value $0.01, subject to adjustment as provided in Section 12.

"Company" means Korn Ferry, a Delaware corporation, and any successor thereto.

"Detrimental Activity" with respect to a Participant means that such Participant:

1. has directly or indirectly engaged in any business for his or her own account that competes with the business of any entity within the Company Group ("Company Group" means the Company, the Subsidiaries, and any affiliate of the Company or a Subsidiary) (a business in competition with any entity within the Company Group includes, without limitation, any business in an industry which any business in the Company Group may conduct business from time to time and any business in an industry which any entity within the Company Group has specific plans to enter in the future and as to which the Participant is aware of such planning); or

2. has committed or engaged in an unauthorized disclosure or use of inside information, trade secrets or other confidential information, or an unauthorized use of trade names, trademarks, or other proprietary business designations owned or used in connection with the business of any entity within the Company Group; has failed to timely return to the Company in accordance with Company policy all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of any entity within the Company Group; or

3. has entered the employ of, renders services to, or has acquired a financial interest in any person engaged in any business that competes with the business of any entity within the Company Group; has acted intentionally in a manner injurious to the reputation, business or assets of, any entity within the Company Group; has interfered with business relationships (whether formed before or after the date hereof) between the Company, any Subsidiary, any of their respective affiliates, and any customers, suppliers, officers, employees, partners, members or investors; has influenced or attempted to influence a vendor or customer of any entity within the Company Group, either directly or indirectly, to divert their business away from the Company Group, induced a principal for whom an entity within the Company Group acts as agent to terminate such agency relationship, or induced an employee of any entity within the Company Group who earned $25,000 or more on an annualized basis during the last six months of his or her employment to work for any business, individual, partnership, firm, corporation, or other entity then in competition with the business of any entity within the Company Group.

"Disability" shall mean a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months by reason of which the Participant is unable to engage in any substantial gainful activity.

"Effective Date" has the meaning set forth in Section 4.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Excluded Person" means (1) the Company or any Subsidiary; (2) any person described in and satisfying the conditions of Rule 13d-1(b)(1) under the Exchange Act; (3) any employee benefit plan of the Company; or (4) any affiliates (within the meaning of the Exchange Act), successors, or heirs, descendants or members of the immediate families of the individuals identified in part (2) of this definition.

"Fair Market Value" means, as of any date, the closing price per share at which the Shares are sold in the regular way on the New York Stock Exchange or, if no Shares are traded on the New York Stock Exchange on the date in question, then for the next preceding date for which Shares are traded on the New York Stock Exchange.

"Incentive Bonus" means a bonus opportunity awarded under Section 9 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the Award Agreement.

"Incentive Stock Option" means a stock option that satisfies the requirements for an "incentive stock option" within the meaning of Section 422 of the Code and does not provide that it will not be treated as an "incentive stock option".

"Nonemployee Director" means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

"Nonqualified Stock Option" means a stock option that is not an "incentive stock option" within the meaning of Section 422 of the Code.

"Option" means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

"Participant" means any individual described in Section 3 to whom Awards have been granted from time to time by the Administrator and any authorized transferee of such individual.

"Performance Award" means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more Performance Criteria established pursuant to Section 13.

"Performance Criteria" has the meaning set forth in Section 13(b).

"Person" means an association, a corporation, an individual, a partnership, a trust or any other entity or organization, including a governmental entity and a "person" as that term is used under Section 13(d) or 14 (d) of the Exchange Act.

"Plan" means the Korn Ferry 2022 Stock Incentive Plan as set forth herein and as amended from time to time.

"Prior Plan" means the Korn Ferry Fourth Amended and Restated 2008 Stock Incentive Plan and any prior version thereof.

"Restricted Stock" means Shares granted pursuant to Section 8 of the Plan.

"Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 8 pursuant to which Shares or cash in lieu thereof may be issued in the future.

"Share" means a share of the Common Stock, subject to adjustment as provided in Section 12.

"Stock Appreciation Right" means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Administrator, value equal to or otherwise based on the excess of (i) the market price of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Administrator on the date of grant.

"Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and if specifically determined by the Administrator in the context other than with respect to Incentive Stock Options, may include an entity that is directly or indirectly controlled by the Company.

"Termination of Employment" means ceasing to serve as a full-time employee of the Company and its Subsidiaries or, with respect to a Nonemployee Director or other service provider who is not an employee, ceasing to serve as such for the Company, except that with respect to all or any Awards held by a Participant (i) the Administrator may determine, subject to Section 6(d), that an approved leave of absence or approved employment on a less than full-time basis is not considered a Termination of Employment, (ii) the Administrator may determine that a transition of employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a Termination of Employment, (iii) service as a member of the Board or other service provider shall constitute continued employment with respect to Awards granted to a Participant while he or she served as an employee, and (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant's Awards, and the Administrator's decision shall be final and binding.

3. Eligibility

Any person who is a current or prospective officer or employee of the Company or of any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. For avoidance of doubt, no Award may be granted to a prospective officer or employee until the time that such individual's employment with the Company or any Subsidiary has commenced. In addition, Nonemployee Directors and any other service providers who have been retained to provide consulting, advisory or other services to the Company or to any Subsidiary shall be eligible for the grant of Awards hereunder as determined by the Administrator. Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of the Code, as selected by the Administrator. For purposes of this Plan, the Chairman of the Board's status as an employee shall be determined by the Administrator.

4. Effective Date and Termination of Plan

This Plan was adopted by the Board of Directors of the Company on August 8, 2022 and it will become effective when it is approved by the Company's stockholders (the "Effective Date"). Upon its approval by stockholders of the Company, the Plan will replace the existing Fourth Amended and Restated 2008 Stock Incentive Plan with respect to future Awards. The Plan shall remain available for the grant of Awards until the tenth (10th) anniversary of the Effective Date; provided, however, that Incentive Stock Options may not be granted under the Plan after the tenth (10th) anniversary of the date of the Board's approval of the Plan. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5. Shares Subject to the Plan and to Awards

(a) *Aggregate Limits*. The aggregate number of Shares issuable pursuant to all Awards granted under this Plan shall not exceed 1,700,000, plus (i) any Shares that remain available for grant under the Prior Plan as of the Effective Date and (ii) any Shares subject to outstanding awards under the Prior Plan that on or after the Effective Date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable Shares). The aggregate number of Shares available for grant under this Plan and the number of Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 12. The Shares issued pursuant to Awards granted under this Plan may be Shares that are authorized and unissued or Shares that were reacquired by the Company, including Shares purchased in the open market.

(b) *Issuance of Shares.* For purposes of Section 5(a), the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award granted under this Plan. Shares subject to Awards granted under this Plan that have been canceled, expired, forfeited or otherwise not issued under an Award granted under this Plan and Shares subject to Awards granted under this Plan settled in cash shall not count as Shares issued under this Plan. Notwithstanding the foregoing, Shares subject to an Award granted under this Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) Shares delivered to or withheld by the Company to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise.

(c) *Incentive Stock Option Limit.* The aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed 1,700,000, which number shall be calculated and adjusted pursuant to Section 12 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(d) *Director Awards*. The aggregate number of Shares subject to Options and Stock Appreciation Rights granted under this Plan during any calendar year to any one Nonemployee Director shall not exceed 50,000, and the aggregate number of Shares issued or issuable under all Awards granted under this Plan other than Options or Stock Appreciation Rights during any calendar year to any one Nonemployee Director shall not exceed 25,000; *provided, however*, that in the calendar year in which a Nonemployee Director first joins the Board of Directors or is first designated as Chairman of the Board of Directors or Lead Director, the maximum number of shares subject to Awards granted to the Participant may be up to two hundred percent (200%) of the number of shares set forth in the foregoing limits and the foregoing limits shall not count any tandem SARs (as defined in Section 7).

6. Options

(a) *Option Awards*. Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. No Participant shall have any rights as a stockholder with respect to any Shares subject to Option hereunder until said Shares have been issued. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b) *Price*. The Administrator will establish the exercise price per Share under each Option, which, in no event will be less than the Fair Market Value of the Shares on the date of grant; *provided, however*, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value of the Shares on the date such Option is granted if such exercise price is based on a

formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as Incentive Stock Option, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as Incentive Stock Options. The exercise price of any Option may be paid in Shares, cash or a combination thereof, as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery of previously owned Shares and withholding of Shares otherwise deliverable upon exercise.

(c) *No Repricing without Stockholder Approval.* Other than in connection with a change in the Company's capitalization (as described in Section 12), the Company shall not, without stockholder approval, (i) reduce the exercise price of an Option, (ii) exchange an Option for a new Option or Stock Appreciation Right with a lower exercise price or (iii) at any time when the exercise price of an Option is above the Fair Market Value of a Share, exchange such Option for cash or other property.

(d) *Provisions Applicable to Options*. Subject to the other provisions set forth in this Plan, the date on which Options become exercisable shall be determined by the Administrator and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Administrator determines that an approved leave of absence is not a Termination of Employment, the vesting period and/or exercisability of an Option shall be adjusted by the Administrator during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis.

(e) *Term of Options and Termination of Employment*: The Administrator shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant; *provided, however*, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law (including, but not limited to, the application of Section 16(b) of the Exchange Act) or the Company's insider trading policy from exercising the Option, which extension shall expire on the thirtieth (30th) day following the date such prohibition no longer applies. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence, upon the termination of the Participant's employment, his or her rights to exercise an Option then held shall be only as follows, unless the Administrator specifies otherwise:

1. *Death*. Upon the death of a Participant while in the employ of the Company or any Subsidiary or while serving as a member of the Board, all of the Participant's Options then held shall be exercisable by his or her estate, heir or beneficiary at any time during the one (1) year period commencing on the

date of death, but only to the extent that the Options are exercisable as of that date. Any and all of the deceased Participant's Options that are not exercised during the one (1) year period commencing on the date of death shall terminate as of the end of such one (1) year period. To the extent that any Option is not exercisable as of the date of death, such portion of the Option shall remain unexercisable and shall terminate as of such date.

If a Participant should die within thirty (30) days of his or her Termination of Employment with the Company and its Subsidiaries, an Option shall be exercisable by his or her estate, heir or beneficiary at any time during the one (1) year period commencing on the date of termination, but only to the extent of the number of Shares as to which such Option was exercisable as of the date of such termination. Any and all of the deceased Participant's Options that are not exercised during the one (1) year period commencing on the date of termination shall terminate as of the end of such one (1) year period. A Participant's estate shall mean his or her legal representative or other person who so acquires the right to exercise the Option by bequest or inheritance or by reason of the death of the Participant.

2. *Disability.* Upon Termination of Employment as a result of a Participant's Disability, all of the Participant's Options then held shall be exercisable during the one (1) year period commencing on the date of termination, but only to the extent that the Options are exercisable as of that date. Any and all Options that are not exercised during the one (1) year period commencing on the date of termination shall terminate as of the end of such one (1) year period. To the extent that any Option is not exercisable as of the date of Disability, such portion of the Option shall remain unexercisable and shall terminate as of such date.

3. *Other Reasons*. Upon the date of a termination of a Participant's employment for any reason other than those stated above in Sections 6(e)(1) and (e)(2) or as described in Section 15, (A) to the extent that any Option is not exercisable as of such termination date, such portion of the Option shall remain unexercisable and shall terminate as of such date, and (B) to the extent that any Option is exercisable as of such termination date, such portion of the Option shall expire on the earlier of (i) ninety (90) days following such date and (ii) the expiration date of such Option.

(f) *Incentive Stock Options*. Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a "10% Shareholder"), the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) Termination of Employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (a) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (b) such Options otherwise remain exercisable but are not exercised within three (3) months of Termination of Employment (or such other period of time provided in Section 422 of the Code).

(g) *No Stockholder Rights*. Participants shall have no voting rights and will have no rights to receive dividends or dividend equivalents in respect of an Option or any Shares subject to an Option until the Participant has become the holder of record of such Shares.

7. Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 (including the minimum vesting provisions in Section 6(d)) and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Shares, cash or a combination thereof, as determined by the Administrator and set forth in the applicable Award Agreement. Other than in connection with a change in the Company's capitalization (as described in Section 12), the Company shall not, without stockholder approval, (i) reduce the exercise price of a Stock Appreciation Right, (ii) exchange a Stock Appreciation Right for a new Option or Stock Appreciation Right with a lower exercise price or (iii) at any time when the exercise price of a Stock Appreciation Right is above the Fair Market Value of a Share, exchange such Stock Appreciation Right for cash or other property. Participants shall have no voting rights and will have no rights to receive dividends or dividend equivalents in respect of Stock Appreciation Rights or any Shares subject to Stock Appreciation Rights until the Participant has become the holder of record of such Shares.

8. Restricted Stock and Restricted Stock Units

(a) *Restricted Stock and Restricted Stock Unit Awards*. Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Restricted Stock is an issuance of Shares, the retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are Awards denominated in units of Shares under which the issuance of Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Administrator, each Restricted Stock Unit will be equal to one Share and will entitle a Participant to either the issuance of Shares or payment of an amount of cash determined with reference to the value of Shares. To the extent determined by the Administrator, Restricted Stock Units may be satisfied or settled in Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b) *Contents of Agreement*. Each Award Agreement shall contain provisions regarding (i) the number of Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares or Restricted Stock Units as may be determined from time to time by the Administrator, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Shares or Restricted Stock Units. Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Administrator may provide.

(c) *Vesting and Performance Criteria*. Subject to the other provisions set forth in this Plan, the grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Administrator determines or under criteria the Administrator establishes, which may include achievement of Performance Criteria.

(d) *Discretionary Adjustments*. Notwithstanding the satisfaction of any Performance Criteria, the number of Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced on the basis of such further considerations as the Administrator shall determine.

(e) *Voting Rights*. Unless otherwise determined by the Administrator, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company's stock ledger.

(f) *Dividends and Distributions*. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Shares, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Administrator.

(g) *No Dividends or Dividend Equivalents on Unvested Performance Awards*. Notwithstanding anything herein to the contrary, in no event will dividends or dividend equivalents be paid with respect to unvested Awards of Restricted Stock or Restricted Stock Units that are subject to performance-based vesting criteria. Dividends or dividend equivalents accrued on or in respect of such Awards shall become payable (if at all) no earlier than the date the performance-based vesting criteria have been achieved and the underlying Restricted Stock or Restricted Stock Units have been earned.

9. Incentive Bonuses

(a) *General*. Each Incentive Bonus Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period established by the Administrator.

(b) *Incentive Bonus Document*. The terms of any Incentive Bonus will be set forth in an Award Agreement. Each Award Agreement evidencing an Incentive Bonus shall contain provisions regarding (i) the target and maximum amount payable to the Participant as an Incentive Bonus, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(c) *Performance Criteria*. The Administrator shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations.

(d) *Timing and Form of Payment*. The Administrator shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Shares, as determined by the Administrator. The Administrator may provide for or, subject to such terms and conditions as the Administrator may specify, may permit a Participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event.

(e) *Discretionary Adjustments*. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of either financial performance or personal performance evaluations may be reduced or increased by the Administrator on the basis of such further considerations as the Administrator shall determine.

10. Deferral of Gains

The Administrator may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares or cash upon settlement, vesting or other events with respect to Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any election to defer the delivery of Shares or any other payment with respect to any Award be allowed if the Administrator determines that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. The Company, the Board and the Administrator shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or Administrator.

11. Conditions and Restrictions Upon Securities Subject to Awards

The Administrator may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

12. Adjustment of and Changes in the Shares

In the event that any stock dividend, stock split or a combination or consolidation of the outstanding Shares into a lesser number of shares, is declared with respect to the Shares, the authorization limits under Sections 5(a), 5(c) and 5(d) shall be increased or decreased proportionately, and the Shares then subject to each Award shall be increased or decreased proportionately without any change in the aggregate purchase price therefor. In the event of an extraordinary distribution on the Shares or in the event the Shares shall be changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation or other property, whether through recapitalization, reorganization, reclassification, merger, consolidation, split-up, spinoff, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or any other similar corporate transaction or event affects the Shares such that an equitable adjustment would be required in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the authorization limits under Sections 5(a), 5(c) and 5(d) shall be adjusted proportionately, and an equitable adjustment shall be made to each Share subject to an Award such that no dilution or enlargement of the benefits or potential benefits occurs. Each such Share then subject to each Award shall be adjusted to the number and class of shares or other property into which each outstanding Share shall be so exchanged such that no dilution or enlargement of the benefits occurs, all without change in the aggregate purchase price for the Shares then subject to each Award. Action by the Administrator pursuant to this Section 12 may include adjustment to any or all of: (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards or be delivered under the Plan; (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards; (iii) the purchase price or exercise price of a Share under any outstanding Award or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments the Administrator determines to be equitable.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 12. In case of any such adjustment, the Shares or other security subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 12 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

13. Performance-Based Compensation

(a) *General*. The Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of Shares, units or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Performance Criteria or other standards of financial performance and/or personal performance evaluations. Notwithstanding satisfaction of any performance goals, to the extent provided in the terms of the individual Award, the number of Shares issued under or the amount paid under an Award may be reduced by the Administrator on the basis of such further considerations as the Administrator shall determine.

(b) *Performance Criteria*. For purposes of this Plan, the term "Performance Criteria" shall mean any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured over the performance period established by the Administrator, on an absolute basis or relative to a pre-established target, to previous results or to a designated comparison group, either based upon United States Generally Accepted Accounting Principles ("GAAP") or non-GAAP financial results, in each case as specified by the Administrator: (i) cash flow (before or after dividends), (ii) earnings per share (including earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) total stockholder return, (vi) return on capital (including return on total capital or return on invested capital), (vii) return on assets or net assets, (viii) market capitalization, (ix) economic value added, (x) debt leverage (debt to capital), (xi) revenue, (xii) income or net income, (xiii) operating income, (xiv) operating profit or net operating profit, (xv) operating margin or profit margin, (xvi) return on operating revenue, (xvii) cash from operations, (xviii) operating ratio, (xix) operating revenue, (xx) market share, (xxi) product development or release schedules, (xxii) new product innovation, (xxiii) product cost reduction through advanced technology, (xxiv) brand recognition/acceptance, (xxv) product ship targets, (xxvi) cost reductions, (xxvii) customer service, (xxviii) customer satisfaction, (xxix) the sales of assets or subsidiaries, or (xxx) any other measure or metric the Administrator deems appropriate. The Administrator may appropriately adjust any evaluation of performance under a Performance Criteria (A) to eliminate the effects of charges for restructurings, discontinued operations, and all items of gain, loss or expense that are unusual or infrequently occurring or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with GAAP or identified in the Company's financial statements or notes to the financial statements, (B) to exclude any of the following

events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, (v) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company, (vi) foreign exchange gains and losses, and (vii) acquisitions or divestitures, and (C) for such other events as the Administrator shall deem appropriate.

14. Transferability

Each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, outstanding Options may be exercised following the Participant's death by the Participant's beneficiaries or as permitted by the Administrator. Further, and notwithstanding the foregoing, to the extent permitted by the Administrator, the person to whom an Award is initially granted (the "Grantee") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended, or any successor thereto ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; *provided* that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Administrator, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Administrator provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 14, and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

15. Suspension or Termination of Awards; Clawback Policy

Except as otherwise provided by the Administrator, if at any time (including after a notice of exercise has been delivered or an award has vested) the Chief Executive Officer or any other person designated by the Administrator (each such person, an "Authorized Officer") reasonably believes that a Participant may have committed any act constituting Cause for termination of employment or any Detrimental Activity, the Authorized Officer, Administrator or the Board may suspend the Participant's rights to exercise any Option, to vest in an Award, and/or to receive payment for or receive Shares in settlement of an Award pending a determination of whether such an act has been committed.

If the Administrator or an Authorized Officer determines a Participant has committed any act constituting Cause for termination of employment or any Detrimental Activity, then except as otherwise provided by the Administrator, (i) none of the Participant, his or her estate or any transferee shall be entitled to exercise any Option or Stock Appreciation Right whatsoever, vest in or have the restrictions on an Award lapse, or otherwise receive payment of an Award, (ii) the Participant will forfeit all outstanding Awards and (iii) the Participant may be required by the Administrator to return and/or repay to the Company any then unvested Shares previously issued under the Plan. In making such determination, the Administrator or an Authorized Officer shall give the Participant an opportunity to appear and present evidence on his or her behalf at a hearing before the Administrator or its designee or an opportunity to submit written comments, documents, information and arguments to be considered by the Administrator. Any dispute by a Participant or other person as to the determination of the Administrator (or its designee) shall be resolved pursuant to Section 24 of the Plan.

Awards granted under the Plan shall be subject to the Company's clawback policy, as in effect and applicable to the Participant from time to time.

16. Agreement to Repayments of Incentive Compensation When Repayments Are Required Under Federal Law.

This provision applies to any policy adopted by the New York Stock Exchange (or any other exchange on which the securities of the Company are listed) pursuant to Section 10D of the Exchange Act. To the extent any such policy requires the repayment of incentive-based compensation received by a Participant, whether paid pursuant to an Award granted under this Plan or any other plan of incentive-based compensation maintained in the past or adopted in the future by the Company, by accepting an Award under this Plan, the Participant agrees to the repayment of such amounts to the extent required by such policy and applicable law.

17. Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares

hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Award is effective and current or the Company has determined that such registration is unnecessary.

In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Administrator may modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

18. Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election. The Company and its Subsidiaries shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until all such obligations are satisfied. The Administrator may provide for or permit these obligations to be satisfied through the mandatory or elective sale of Shares and/or by having the Company withhold a portion of the Shares that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award up to the minimum amount necessary to satisfy such obligations (or, if and when the Company adopts any applicable accounting standard allowing for greater Share withholding, up to such withholding rate that will not cause an adverse accounting consequence or cost), or by tendering Shares previously acquired.

19. Administration of the Plan

(a) *Administrator of the Plan.* The Plan shall be administered by the Administrator who shall be the Compensation and Personnel Committee of the Board or, in the absence of a Compensation and Personnel Committee, the Board itself. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control. The Compensation and Personnel Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Administrator is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, to the extent so authorized, such officer or officers shall be treated as the Administrator; *provided, however*, that the resolution so authorizing such officer or officers shall specify the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority, and any such Award shall be subject to the form of Award Agreement theretofore approved by the Compensation and Personnel Committee; *and, provided, further*, that such authorization shall not provide for the grant of Awards to officers or directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act. No such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. The Compensation and Personnel Committee hereby designates the Secretary of the Company and the head of the Company's human resource function to assist the Administrator in the administration of the Plan and execute agreements evidencing Awards made under this Plan or other documents entered into under this Plan on behalf of the Administrator or the Company. In addition, the Compensation and Personnel Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b) *Powers of Administrator*. Subject to the express provisions of this Plan, the Administrator shall be authorized and empowered to do all things that it determines, in its sole discretion except as otherwise expressly provided, to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including a Change in Control), or other factors; (iv) to establish any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to certify or otherwise determine the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award

in good faith; (vi) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vii) to determine adjustments in accordance with Section 12; (viii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Administrator, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company and so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe); (ix) to approve corrections in the documentation or administration of any Award; (x) to require or permit Participant elections and/or consents under this Plan to be made by means of such electronic media as the Administrator may prescribe; and (xi) to make all other determinations deemed necessary or advisable for the administration of this Plan. The Administrator may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of employment or service to the Company or an Affiliate and, except as otherwise provided herein, adjust any of the terms of any Award. The Administrator may also (A) accelerate the date on which any Award granted under the Plan becomes exercisable or (B) accelerate the vesting date or waive or adjust any condition imposed hereunder with respect to the vesting or exercisability of an Award, *provided* that the Administrator, in good faith, determines that such acceleration, waiver or other adjustment is necessary or desirable in light of applicable circumstances. Notwithstanding anything in the Plan to the contrary, other than in connection with a change in the Company's capitalization (as described in Section 12) the Company shall not, without stockholder approval, (i) reduce the exercise price of an Option or Stock Appreciation Right, (ii) exchange an Option or Stock Appreciation Right for a new Option or Stock Appreciation Right with a lower exercise price or (iii) at any time when the exercise price of an Option or Stock Appreciation Right is above the Fair Market Value of a Share, exchange such Option or Stock Appreciation Right for cash or other property; *provided, however*, that in the event of a Change in Control, any Award with an exercise price that equals or exceeds the value of the consideration to be paid to the holders of Common Stock (on a per share basis) may be cancelled without any consideration.

(c) *Award Vesting Limitations*. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan (other than cash-based Awards) may not become exercisable, vest or be settled, in whole or in part, prior to the one (1) year anniversary of the date of grant except (i) with respect to an Award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business and (ii) with respect to an Award granted to a Nonemployee Director that vests on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting; *provided*, that up to 5% of the aggregate number of Shares authorized for issuance under this Plan (as described in Section 5(a)) may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Administrator determines appropriate; and, *provided, further*, that the foregoing restriction does not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, disability, or a Change in Control, in the terms of the Award or otherwise.

(d) *Determinations by the Administrator*. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award, and no such decision, determination or interpretation may be altered or nullified by any other Person except if determined to be arbitrary or capricious as provided in Section 24. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(e) *Subsidiary Awards*. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Administrator so directs, be implemented by the Company issuing any subject Shares to the Subsidiary, for such lawful consideration as the Administrator may determine, upon the condition or understanding that the Subsidiary will transfer the Shares to the Participant in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Administrator shall determine.

20. Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Administrator may amend, or alter any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the provisions of Section 12, no such amendment shall, without the approval of the stockholders of the Company:

(a) increase the maximum number of Shares for which Awards may be granted under this Plan;

(b) reduce the price at which Options may be granted below the price provided for in Section 6(a);

(c) reduce the exercise price of outstanding Options or Stock Appreciation Rights and, at any time when the exercise price of an Option or Stock Appreciation Right is above the Fair Market Value of a Share, exchange such Option or Stock Appreciation Right for cash or other property;

(d) extend the term of this Plan;

(e) change the classes of persons eligible to be Participants; or

(f) otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements.

Any amendment to comply with changes in governing law or accounting standards shall not require stockholder approval.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder's consent, *provided* that no such consent shall be required if the Administrator determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

21. No Liability of Company

None of (1) the Company and any Subsidiary or affiliate which is in existence or hereafter comes into existence, (2) the Board or (3) the Administrator shall be liable to a Participant or any other person as to: (i) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

22. Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Administrator to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

23. Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24. Arbitration of Disputes

In the event a Participant or other holder of an Award or person claiming a right under an Award or the Plan believes that a decision by the Administrator with respect to such person or Award was arbitrary or capricious or has any other dispute relating to an Award, the person may request arbitration with respect to such decision. The review by the arbitrator regarding a decision by the Administrator shall be limited to determining whether the Participant or other Award holder has proven that the Administrator's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator's decision or with respect to any other dispute relating to an Award. Participants, Award holders and persons claiming rights under an Award or the Plan explicitly waive any right to judicial review or a jury trial. Any dispute shall be governed by the Federal Arbitration Act, 9 U.S.C. §1, et. seq. (the "FAA"), and the FAA shall preempt all state laws to the fullest extent not prohibited by law.

Notice of demand for arbitration shall be made in writing to the Administrator within thirty (30) days after the applicable decision by the Administrator. The Company shall select a list of at least five (5) arbitrator candidates from which the Participant or other holder of an Award or person claiming a right under an Award may choose. The arbitrator shall be an individual who is an attorney licensed to practice law in the jurisdiction in which the Company's headquarters are then located and the arbitration shall take place in such jurisdiction. Such arbitrator shall be neutral within the meaning of the JAMS Employment Arbitration Rules and Procedures (or the successor to such rules and procedures) as then in effect (the "JAMS Rules"). Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator, whose decision shall be final and conclusive. This Section 24 shall be enforceable in accordance with the FAA. References to Delaware law made herein shall not be construed as a waiver of any rights under the FAA, or any rights to have such dispute resolution provisions governed, interpreted and enforced under the FAA. In the event that any person refuses to submit to arbitration as required by this Section 24, any other person that would be a party to such arbitration may request a United States Federal District Court to compel arbitration in accordance with the FAA. All persons with an interest in such dispute consent to the jurisdiction of such court to enforce this Section 24 and to confirm and enforce the performance of any award of the arbitrator. The arbitration shall be administered and conducted by the arbitrator pursuant to the FAA, and to the extent not inconsistent with the FAA, with the JAMS Rules. Each side shall bear its own fees and expenses, including its own attorney's fees, and, to the extent not prohibited by applicable law, each side shall bear one half of the arbitrator's fees and expenses. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

25. No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its affiliates.

26. Severability

If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person, or would disqualify the Plan or any Award under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Administrator's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

27. Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Administrator or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

28. Section 409A

Awards granted under the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. In the event that any provision of the Plan or an Award Agreement is determined by the Administrator to not comply with the applicable requirements of Section 409A of the Code or the applicable regulations and other guidance issued thereunder, the Administrator shall have the authority to take such actions and to make such changes to the Plan or an Award Agreement as the Administrator deems necessary to comply with such requirements. Although the Company does not guarantee any particular tax treatment, to the extent that any

Award is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including regulations and any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon separation from service (within the meaning of Section 409A of the Code) before the date that is six months after the specified employee's separation from service (or, if earlier, the specified employee's death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid, without interest, on the sixth month plus one day following the specified employee's separation from service (or, if earlier, as soon as administratively practicable after the specified employee's death).

For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), a Participant's right to receive any payments or benefits under this Plan that are considered deferred compensation subject to the restrictions contained in Section 409A of the Code shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment shall at all times be considered a separate and distinct payment.

Unless otherwise provided by the Administrator in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "nonqualified deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (x) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code; or (y) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code.

Appendix C

Korn Ferry Amended and Restated Employee Stock Purchase Plan

The following constitute the provisions of the Korn Ferry Amended and Restated Employee Stock Purchase Plan (the "**Plan**"). This amendment and restatement of the Plan was adopted by the Board of Directors of the Corporation on August 8, 2022, and will become effective when it is approved by the Corporation's stockholders.

1. Purpose

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation (or a Subsidiary which may be designated by the Committee as "Participating Subsidiary") and to provide them with an additional incentive to advance the best interests of the Corporation.

2. Definitions

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

"**Account**" means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).

"**Board**" means the Board of Directors of the Corporation.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Committee**" means the committee appointed by the Board to administer this Plan pursuant to Section 12.

"**Common Stock**" means the Common Stock, par value $0.01 per share, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

"**Company**" means, collectively, the Corporation and its Subsidiaries (if any).

"**Compensation**" means an Eligible Employee's regular gross pay. Compensation includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: bonuses (including sign-on and continuation bonuses), overtime payments, commissions, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation rights, restricted stock grants, restricted stock units, performance awards, any other compensatory equity awards, auto allowances, tuition reimbursement and other forms of imputed income, incentive compensation, special payments, fees and allowances. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Company.

"**Contributions**" means all bookkeeping amounts credited to the Account of a Participant pursuant to Section 7(a).

"**Corporation**" means Korn Ferry, a Delaware corporation, and its successors.

"**Effective Date**" means October 1, 2003, the date designated by the Board upon its initial adoption of this Plan or any future date as of which the Board amends the Plan in a manner that requires approval of the Corporation's stockholders, as the context shall require.

"**Eligible Employee**" means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a "Participating Subsidiary" (including any Subsidiaries which have become such after the date that this Plan is approved by the stockholders of the Corporation). Notwithstanding the foregoing, "Eligible Employee" shall not include any employee:

   (a)   who has been employed by the Corporation or a Subsidiary for less than six months; or

   (b)   whose customary employment is for 20 hours or less per week.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

"**Exercise Date**" means, with respect to an Offering Period, the last day of that Offering Period.

"**Fair Market Value**" on any date means:

   (a)   if the Common Stock is listed or admitted to trade on the New York Stock Exchange or on another national securities exchange, the closing price of a Share on the New York Stock Exchange or such other exchange on such date, or, if there is no trading of the Common Stock as quoted on the New York Stock Exchange or such other exchange on such date, then the closing price of a Share as quoted on the New York Stock Exchange or such other exchange on the next preceding date on which there was trading in the Shares;

   (b)   if the Common Stock is not listed or admitted to trade on a national securities exchange, the value as established by the Committee at such time for purposes of this Plan.

"**Grant Date**" means the first day of each Offering Period, as determined by the Committee and announced to potential Eligible Employees.

"**Offering Period**" means the six-consecutive month period commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period; provided further that the Grant Date for an Offering Period may not occur on or before the Exercise Date for the immediately preceding Offering Period.

"**Option**" means the stock option to acquire Shares granted to a Participant pursuant to Section 8.

"**Option Price**" means the per share exercise price of an Option as determined in accordance with Section 8(b).

"**Participant**" means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

"**Plan**" means this Korn Ferry Amended and Restated Employee Stock Purchase Plan, as amended from time to time.

"**Rule 16b-3**" means Rule 16b-3 as promulgated by the Securities Exchange Commission under Section 16, as amended from time to time.

"**Share**" means a share of Common Stock.

"**Subscription Agreement**" means the written agreement filed by an Eligible Employee with the Corporation pursuant to Section 6 to participate in this Plan.

"**Subsidiary**" means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

3. Eligibility

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

4. Stock Subject to this Plan; Share Limitations

(a) Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Corporation's authorized but unissued Common Stock and any of its shares of Common Stock held as treasury shares. The maximum number of Shares that may be delivered pursuant to Options granted under this Plan is 4,500,000 Shares, subject to adjustments pursuant to Section 17 (the "**Plan Limit**"). For the avoidance of doubt, any Shares that are subject to Options that are not for whatever reason actually delivered pursuant to a purchase of such Shares shall remain available for delivery under this Plan and shall not count against the Plan Limit.

In the event that all of the Shares made available under this Plan are subscribed prior to the expiration of this Plan, this Plan shall terminate at the end of that Offering Period and the Shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants' Account balances.

(b) The maximum number of Shares that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 5,000, subject to adjustments pursuant to Section 17 (the "**Individual Limit**"); provided, however, that the Committee may amend such Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval. The Individual Limit shall be proportionately adjusted for any Offering Period of less than six months, and may, at the discretion of the Committee, be proportionately increased for any Offering Period of greater than six months.

5. Offering Periods

During the term of this Plan, the Corporation will grant Options to purchase Shares in each Offering Period to all Participants in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, an Offering Period that commences on or about July 1 will end the following December 31 and an Offering Period that commences on or about January 1 will end the following June 30. Each Option shall become effective on the Grant Date. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date. The first Offering Period shall commence as of a date determined by the Board or Committee. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no Shares remain available for Options pursuant to Section 4.

6. Participation

(a) An Eligible Employee may become a participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and filed with the Corporation at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee's Compensation to be credited to the Participant's Account as Contributions each pay period.

(b) Notwithstanding the foregoing, a Participant's Contribution election shall be subject to the following limitations:

(i) the 5% ownership and the $25,000 annual purchase limitations set forth in Section 8(c);

(ii) a Participant may not elect to contribute more than fifteen percent (15%) of his or her Compensation each pay period as Plan Contributions, provided, however, that the Committee shall have discretion to establish a higher contribution percentage limit for any Offering Period that is less than six (6) months; and

(iii) such other limits, rules, or procedures as the Committee may prescribe.

(c) Subscription Agreements shall contain the Eligible Employee's authorization and consent to the Corporation's withholding from his or her Compensation the amount of his or her Contributions. Subscription Agreements shall remain in effect for subsequent Offering Periods until (i) the Eligible Employee's participation terminates pursuant to the terms hereof, (ii) the Eligible Employee files a new Subscription Agreement that becomes effective, or (iii) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7. Method of Payment of Contributions

(a) The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant's Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant's Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant's Account shall be reduced by any amounts used to pay the Option Price of Shares acquired, or by any other amounts distributed pursuant to the terms hereof.

(b) Subject to such other rules as the Committee may adopt, payroll deductions with respect to an Offering Period shall commence as of the first pay date which coincides with or immediately follows the applicable Grant Date and shall end on the last pay date which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in this Section 7 or until his or her participation terminates pursuant to Section 11.

(c) A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation, in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form which shall be signed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal election pursuant to this Section 7(c) with respect to an Offering Period shall only be effective, however, if it is received by the Corporation prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the applicable Exercise Date). Partial withdrawals of Accounts, and other modifications or suspensions of Subscription Agreements, except as provided in Section 7(e) or 7(f), are not permitted. If a Participant withdraws from an Offering Period, he or she must execute and file with the Corporation a new Subscription Agreement in order to participate in future Offering Period(s).

(d) During unpaid leaves of absence approved by the Corporation or a Participating Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) promulgated under the Code, a Participant may continue participation in this Plan by cash payments to the Corporation on his normal paydays equal to the reduction in his Plan Contributions caused by his leave.

(e) A Participant may increase or decrease the level of his or her Contributions (within Plan limits) by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any additional timing requirements that the Committee may impose, an election pursuant to this Section 7(e) shall be effective with the first Offering Period that commences after the Corporation's receipt of such election.

(f) A Participant may discontinue (but not increase or otherwise decrease the level of) his or her Contributions during an Offering Period, by filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement that indicates such election. Unless otherwise provided by the Committee, an election pursuant to this Section 7(f) shall be effective no earlier than the first payroll period that starts after the Corporation's receipt of such election and the Participant shall remain enrolled in the Offering Period and his or her Option shall be exercised automatically on the Exercise Date. Following the discontinuation of Contributions during an Offering Period, however, a Participant must execute and file with the Corporation a new Subscription Agreement in order to participate in future Offering Period(s).

8. Grant of Option

(a) On each Grant Date, each Eligible Employee who is a participant during that Offering Period shall be granted an Option to purchase a number of Shares. The Option shall be exercised on the Exercise Date. The number of Shares to be purchased upon exercise of the Option shall be determined by dividing the Participant's Account balance as of the applicable Exercise Date by the Option Price, subject to the maximum determined pursuant to Section 4(b).

(b) The Option Price per Share of the Shares subject to an Option for an Offering Period shall be established by the Board or the Committee prior to the start of such Offering Period, provided that in no event shall such Option Price per Share be less than 85% of the Fair Market Value of a Share on the applicable Exercise Date (nor equal to or greater than 100% of the Fair Market Value of a Share on the applicable Exercise Date). If the Board or Committee does not otherwise provide, the Option Price per Share for an Offering Period shall be equal to 90% of the Fair Market Value of a Share on the applicable Exercise Date. Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per Share be less than the par value of a Share.

(c) Notwithstanding anything else contained herein, a person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase Shares under this Plan to the extent:

  (i) it would, if exercised, cause the person to own "stock" (as such term is defined for purposes of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation or of any Subsidiary; or

  (ii) such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation or of any Subsidiary (determined at the time the right to purchase such Stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

  For purposes of the foregoing, a right to purchase stock accrues when it first become exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9. Exercise of Option

Unless a Participant withdraws pursuant to Section 7(c) or the Participant's Plan participation is terminated as provided in Section 11, his or her Option for the purchase of Shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant's part, and the maximum number of whole Shares subject to such Option (subject to the Individual Limit set forth in Section 4(b) and the limitations contained in Section 8(c)) shall be purchased at the Option Price with the balance of such Participant's Account.

If any amount which is not sufficient to purchase a whole Share remains in a Participant's Account after the exercise of his or her Option on the Exercise Date: (i) such amount shall be credited to such Participant's Account for the next Offering Period, if he or she is then a Participant; or (ii) if such Participant is not a Participant in the next Offering Period, or if the Committee so elects, such amount shall be refunded to such Participant as soon as administratively practicable after such date. If the Share limit of Section 4(a) is reached, any amount that remains in a Participant's Account after the exercise of his or her Option on the Exercise Date to purchase the number of Shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date.

If any amount which exceeds the Individual Limit set forth in Section 4(b) or one of the limitations set forth in Section 8(c) remains in a Participant's Account after the exercise of his

or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

10. Delivery

As soon as administratively practicable after the Exercise Date, the Corporation shall deliver to each Participant or to a registered broker dealer a certificate representing the Shares purchased upon exercise of his or her Option or may otherwise provide for the transfer of the Shares to the Participant in book-entry form. The Corporation may make available an alternative arrangement for delivery of Shares to a recordkeeping service. The Committee (or its delegate), in its discretion, may either require or permit Participants to elect that such certificates representing the Shares purchased or to be purchased under the Plan be delivered to such recordkeeping service. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such Shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or delivery of such Shares, or if for any other reason the Corporation can not issue or deliver Shares and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant the amount of the balance credited to his or her Account.

11. Termination of Employment; Change in Eligible Status

(a) Except as provided in the next paragraph of this Section 11(a), if a Participant ceases to be an Eligible Employee for any reason (other than as provided in Section 11(c) below), or if the Participant elects to terminate and withdraw Contributions pursuant to Section 7(c), at any time prior to the last day of an Offering Period in which he or she participates, such Participant's Account shall be paid to him or her in cash (or, in the event of the Participant's death, to the person or persons entitled thereto under Section 13 in cash) as soon as administratively practicable but in no event more than sixty (60) days following such cessation or such election, and such Participant's Option and participation in the Plan shall be automatically terminated.

If a Participant (i) ceases to be an Eligible Employee during the last three (3) months of an Offering Period but remains an employee of the Company through the Exercise Date, (ii) discontinues Contributions pursuant to Section 7(f), or (iii) during an Offering Period commences an unpaid sick leave, military leave, or other leave of absence approved by the Company, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Company or on such leave as of the applicable Exercise Date, such Participant's Contributions shall cease (subject to Section 7(d)), and the Contributions previously credited to the Participant's Account for that Offering Period shall be used to exercise the Participant's

Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely election to terminate and withdraw Contributions in accordance with Section 7(c), in which case such Participant's Account shall be paid to him or her in cash in accordance with the foregoing paragraph).

(b) A Participant's termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant's termination from Plan participation shall be deemed to be a revocation of that Participant's Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

(c) For purposes of this Plan, if a Participating Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan and will no longer be an Eligible Employee, unless the person continues as an Eligible Employee in respect of another Company entity. If such event occurs more than three (3) months prior to the Exercise Date for such Offering Period, any Participant employed by that Subsidiary will have their participation in the Plan terminated and such Participant's Account shall be paid to him or her in cash. Furthermore, if any employee ceases to be an Eligible Employee with more than three (3) months remaining in the Offering Period in which such employee is then participating, then such employee will have his or her participation in the Plan terminated and such Participant's Account shall be paid to him or her in cash.

12. Administration

(a) The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. Unless the Board shall determine otherwise, the "Committee" shall be the Compensation Committee of the Board. If the Board selects a Committee that is not the Compensation Committee of the Board, the Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume the administration of this Plan, in which case references to the "Committee" shall be deemed to be references to the Board.

(b) The Committee shall supervise and administer this Plan and shall have full power and discretion to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of this Plan and not inconsistent with the terms of this Plan, and to make all other determinations necessary or advisable for the administration of this Plan. The Committee shall act by majority vote or by unanimous written consent. No member of the Committee shall be entitled to act on or

decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan. The Committee shall have full power and discretionary authority to construe and interpret the terms and conditions of this Plan, which construction or interpretation shall be final and binding on all parties including the Company, Participants and beneficiaries. The Committee may delegate ministerial non-discretionary functions to third parties, including individuals who are officers or employees of the Corporation.

(c) Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan. Any action taken by, or inaction of, the Corporation, any Participating Subsidiary, the Board or the Committee relating or pursuant to this Plan shall be within the absolute discretion of that entity or body and will be conclusive and binding upon all persons. In making any determination or in taking or not taking any action under this Plan, the Board or Committee, as the case may be, may obtain and may rely on the advice of experts, including professional advisors to the Corporation. No member of the Board or Committee, or officer or agent of the Company, will be liable for any action, omission or decision under the Plan taken, made or omitted in good faith.

(d) The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of the laws and procedures of jurisdictions outside of the United States. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements; however, if such varying provisions are not in accordance with the provisions of Section 423(b) of the Code, including but not limited to the requirement of Section 423(b)(5) of the Code that all options granted under the Plan shall have the same rights and privileges unless otherwise provided under the Code and the regulations promulgated thereunder, then the individuals affected by such varying provisions shall be deemed to be participating under a sub-plan and not in the Plan. The Committee may also adopt sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code Section 423 and shall be deemed to be outside the scope of Code Section 423 unless the terms of the sub-plan provide to the contrary. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 4, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. The Committee shall not be required to obtain the approval of stockholders prior to the adoption, amendment or termination of any sub-plan unless required by the laws of the foreign jurisdiction in which Eligible Employees participating in the sub-plan are located.

(e) To the full extent permissible under the Corporation's governing documents and applicable laws, the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Corporation to whom any duty or power relating to the administration or interpretation of this Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with this Plan unless arising out of such person's own fraud or willful bad faith. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's governing documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13. Designation of Beneficiary

(a) A Participant shall file, on a form and in a manner prescribed by the Committee (or its delegate), a written designation of a beneficiary who is to receive any Shares or cash from such Participant's Account under this Plan in the event of such Participant's death. If a Participant's death occurs subsequent to the end of an Offering Period but prior to the delivery to him or her of any Shares deliverable under the terms of this Plan, such Shares and any remaining balance of such Participant's Account shall be paid to such beneficiary (or such other person as set forth in Section 13(b)) as soon as administratively practicable after the Corporation receives notice (in a form acceptable to the Committee) of such Participant's death and any outstanding unexercised Option shall terminate. If a Participant's death occurs at any other time, the balance of such Participant's Account shall be paid to such beneficiary (or such other person as set forth in Section 13(b)) in cash as soon as administratively practicable after the Corporation receives notice of such Participant's death and such Participant's Option shall terminate. If a Participant is married and the designated beneficiary is not solely his or her spouse, spousal consent shall be required for such designation to be effective unless it is established (to the satisfaction of the Committee or its delegate) that there is no spouse or that the spouse cannot be located. The Committee may rely on the last designation of a beneficiary filed by a Participant in accordance with this Plan.

(b) Beneficiary designations may be changed by the Participant (and his or her spouse, if required) at any time on forms provided and in the manner prescribed by the Committee (or its delegate). If a Participant dies with no validly designated beneficiary under this Plan who is living at the time of such Participant's death, the Corporation shall deliver all Shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed, the Corporation, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.

14. Transferability

Neither Contributions credited to a Participant's Account nor any Options or rights with respect to the exercise of Options or right to receive Shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all Shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or Shares deliverable pursuant to this Plan shall be paid or delivered only to the Participant or, in the event of the Participant's death, to the Participant's beneficiary pursuant to Section 13.

15. Use of Funds; Interest

All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise). Amounts payable under this Plan shall be payable in shares of Common Stock or from the general assets of the Corporation and, except for any Shares that may be reserved on the books of the Corporation for issuance with respect to this Plan, no special or separate reserve, fund or deposit shall be made to assure payment of amounts that may be due with respect to this Plan.

16. Reports

Statements shall be provided (either electronically or in written form, as the Committee may provide from time to time) to Participants as soon as administratively practicable following each Exercise Date. Each Participant's statement shall set forth, as of such Exercise Date, that Participant's Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole Shares purchased and his or her remaining Account balance, if any.

17. Adjustments of and Changes in the Stock

Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall, in such manner as it deems equitable in the circumstances:

(a) proportionately adjust any or all of (i) the number and type of Shares or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of Shares set forth elsewhere in this Plan), (ii) the number, amount and type of Shares (or other securities or property) subject to any or all outstanding Options, (iii) the Option Price of any or all outstanding Options, or (iv) the securities, cash or other property deliverable upon exercise of any outstanding Options; or

(b) make provision for a cash payment or for the substitution or exchange of any or all outstanding Options for cash, securities or property to be delivered to the holders of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the exercise or strike price of the Option.

In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.

18. Possible Early Termination of Plan and Options

Upon a dissolution of the Corporation, or any other event described in Section 17 that the Corporation does not survive, the Plan shall terminate, and if such event occurs prior to the last day of an Offering Period, any outstanding Option granted with respect to that Offering Period shall also terminate. However, termination of the Plan or of any Option under this Section 18 shall be subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Plan and Options. In the event a Participant's Option is terminated pursuant to this Section 18 without a provision having been made by the Board for the survival, substitution, assumption, exchange or other settlement of the Option, such Participant's Account shall be paid to him or her in cash without interest. Notwithstanding the foregoing, upon a dissolution of the Corporation, or any other event described in Section 17 that the Corporation does not survive, and if such event occurs prior to the last day of an Offering Period, the Committee may determine, in its sole discretion, to shorten such Offering Period and establish a "Special Exercise Date" upon which the accrued payroll deductions of each Participant who does not elect to withdraw his or her payroll deductions will be used to purchase whole Shares with any remaining cash balance in a Participant's Account being returned to such Participant as soon as administratively practicable following the Special Exercise Date. The price at which each Share may be purchased on such Special Exercise Date shall be calculated in accordance with Section 8 above as if "Exercise Date" were replaced by "Special Exercise Date."

19. Term of Plan; Amendment or Termination

(a) This Plan originally became effective as of October 1, 2003 and the most recent amendment and restatement of the Plan became effective upon its approval by the Corporation's stockholders at the Corporation's 2022 Annual Meeting of Stockholders.

(b) The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part, without notice (including, without limitation, the limits of Sections 4(b), 6(b)(ii), and 6(b)(iii)). Stockholder approval for any amendment or modification shall not be required, except to the extent required by applicable law or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan, or otherwise deemed necessary or advisable by the Board. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent. Notwithstanding the foregoing, the Committee shall have the right to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan and such designation shall not constitute any amendment to this Plan requiring stockholder approval.

20. Notices

All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21. Conditions Upon Issuance Of Shares

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of Shares are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

22. Plan Construction

(a) It is the intent of the Corporation that transactions involving Options under this Plan in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act satisfy the requirements for applicable exemptions under Rule 16 promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act so that such persons (unless they otherwise agree) will be entitled to the exemptive relief of Rule 16b-3 or other exemptive rules promulgated under Section 16 of the Exchange Act in respect of those transactions and will not be subject to avoidable liability thereunder.

(b) Except as the Committee may expressly provide in the case of one or more sub-plans adopted pursuant to Section 12(d), this Plan and Options are intended to qualify under Section 423 of the Code.

(c) If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

23. Limitations on Employees' Rights

(a) Nothing in this Plan (or in any other documents related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Company, constitute any contract or agreement of employment or other service or effect an employee's status as an employee at will, nor shall interfere in any way with the right of the Company to change such person's compensation or other benefits or to terminate his or her employment or other service with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

(b) No Participant or other person will have any right, title or interest in any fund or in any specific asset (including Shares) of the Company by reason of any Option hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company and any Participant or other person. To the extent that a Participant or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation. No special or separate reserve, fund or deposit will be made to assure any such payment.

(c) A Participant will not be entitled to any privilege of stock ownership as to any Shares not actually delivered to and held of record by the Participant. No adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

24. Miscellaneous

(a) This Plan, the Options, and related documents shall be governed by, and construed in accordance with, the laws of the State of Delaware. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(b) Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

(c) The adoption of this Plan shall not affect any other Company compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (i) to establish any other forms of incentives or compensation for employees of the Company (with or without reference to the Common Stock), or (ii) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority.

(d) Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plan or arrangement, if any, provided by the Company, except where the Committee or the Board expressly otherwise provides or authorizes in writing.

25. Effective Date

Notwithstanding anything else contained herein to the contrary, the effectiveness of this Plan is subject to the approval of this Plan by the stockholders of the Corporation within twelve months of the Effective Date. Notwithstanding anything else contained herein to the contrary, no Shares in excess of those Shares previously approved by the stockholders of the Corporation shall be issued or delivered under this Plan until such stockholder approval is obtained and, if such stockholder approval is not obtained within such twelve-month period of time, the maximum number of Shares issuable under Section 4(a) shall be reduced to that number of Shares previously approved by the stockholders of the Corporation for issuance under this Plan.

26. Tax Withholding

Notwithstanding anything else contained in this Plan herein to the contrary, the Company may deduct from a Participant's Account balance as of an Exercise Date, before the exercise of the Participant's Option is given effect on such date, the amount of any taxes which the Company reasonably determines it may be required to withhold with respect to such exercise. In such event, the maximum number of whole Shares subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant's Account (after reduction for the tax withholding amount).

Should the Company for any reason be unable, or elect not to, satisfy its tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant's exercise of an Option, or should the Company reasonably determine that it has a tax withholding obligation with respect to a disposition of Shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code, the Company shall have the right at its option to (i) require the Participant to pay or provide for payment of the amount of any taxes which the Company reasonably determines that it is required to withhold with respect to such event or (ii) to the fullest extent not prohibited by law, deduct from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Company reasonably determines that it is required to withhold with respect to such event.

27. Notice Of Sale

Any person who has acquired Shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the Shares if such sale or transfer occurs (i) within the two-year period after the Grant Date of the Offering Period with respect to which such Shares were acquired, or (ii) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such Shares were acquired.

28. Arbitration

Any controversy arising out of or relating to this Plan, and/or the Subscription Agreement, their enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of their provisions, or any other controversy arising out of or related to the Option, including, but not limited to, any state or federal statutory claims, shall be submitted to arbitration in Los Angeles County, California, before a sole arbitrator selected from Judicial Arbitration and Mediation Services, Inc., Los Angeles County, California, or its successor ("**JAMS**"), or if JAMS is no longer able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association. Any dispute shall be governed by the Federal Arbitration Act, 9 U.S.C. §1, et. seq. (the "FAA"), and the FAA shall preempt all state laws to the fullest extent not prohibited by law. References to Delaware law made herein shall not be construed as a waiver of any rights under the FAA, or any rights to have such dispute resolution provisions governed, interpreted and enforced under the FAA. In the event that any person refuses to submit to arbitration as required by this Section 28, any other person that would be a party to such arbitration may request a United States Federal District Court to compel arbitration in accordance with the FAA. All persons with an interest in such dispute consent to the jurisdiction of such court to enforce this Section 28 and to confirm and enforce the performance of any award of the arbitrator. The arbitration shall be administered and conducted by the arbitrator pursuant to the FAA, and to the extent not inconsistent with the FAA, with the rules and procedures of the selected arbitration service.

Final resolution of any dispute through arbitration may include any remedy or relief which the arbitrator deems just and equitable, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the arbitrator's award or decision is based. Any award or relief granted by the arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The parties acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with any of the matters referenced in the first sentence above. The parties agree that Corporation shall be responsible for payment of the forum costs of any arbitration hereunder, including the arbitrator's fee. The parties further agree that in any proceeding with respect to such matters, each party shall bear its own attorney's fees and costs (other than forum costs associated with the arbitration) incurred by it or him or her in connection with the resolution of the dispute.

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